UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from      to
Commission File Number 0-23081
FARO TECHNOLOGIES, INC.
(Exact name of Registrant as Specified in Its Charter)

Florida	59-3157093
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

125 Technology Park,	Lake Mary, Florida	32746
(Address of Principal Executive Offices)		(Zip Code)
Registrant’s telephone number, including area code: (407) 333-9911
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols(s)	Name of each exchange on which registered
Common Stock, par value $.001	FARO	Nasdaq Global Select Market LLC
Securities registered pursuant to Section 12(g) of the Act: None
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐ No ☒
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes  ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes  ☐ No ☒
The aggregate market value of the Registrant’s common stock held by non-affiliates of the Registrant on June 30, 2023 (the last business day of the Registrant’s most recently completed second fiscal quarter) was $299,411,381 based on the closing price of the Registrant’s common stock on such date on the Nasdaq Global Select Market, and assuming solely for the purposes of this calculation that all directors and executive officers of the Registrant are “affiliates.”
As of February 19, 2024, there were outstanding 18,969,298 shares of the Registrant’s common stock.
DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant’s definitive proxy statement for the 2024 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent stated herein. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant’s fiscal year ended December 31, 2023.

Item 15.	Exhibits and Financial Statement Schedules	87
Item 16.	Form 10-K Summary	92
i

PART I

CAUTIONARY STATEMENTS FOR FORWARD-LOOKING INFORMATION
FARO Technologies, Inc. (“FARO,” the “Company,” “us,” “we” or “our”) has made “forward-looking statements” in this Annual Report on Form 10-K (the “Annual Report”), within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts or that describe our plans, beliefs, goals, intentions, objectives, projections, expectations, assumptions, strategies, or future events, are forward-looking statements. In addition, words such as “may,” “might,” “would,” “will,” “will be,” “future,” “strategy,” “believe,” “plan,” “should,” “could,” “seek,” “expect,” “anticipate,” “intend,” “estimate,” “goal,” “objective,” “project,” “forecast,” “target” and similar words, or the negative of these terms or other similar expressions, identify forward-looking statements.
Forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks, uncertainties, assumptions, including those described in the section titled “Risk Factors” and elsewhere in this Annual Report, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Consequently, undue reliance should not be placed on these forward-looking statements. These forward-looking statements speak only as of the date of this Annual Report. We do not intend to update any forward-looking statements, whether as a result of new information, future events, or otherwise, unless otherwise required by law. Important factors that could cause actual results to differ materially from those contemplated in such forward-looking statements include, among others, the following:

•	an economic downturn or other adverse changes in the industries that we serve or the domestic and international economies in the regions of the world where we operate and other general economic, business, and financial conditions;

•	the effects of shipping and other supply chain disruptions and the impact of supply chain disruptions on our ability to deliver our products to customers;

•	the changes in our executive management team in 2023 and 2024 and the loss of any of our executive officers or other key personnel, which may be impacted by factors such as our inability to competitively address inflationary pressures on employee compensation and flexibility in employee work arrangements;

•	our inability to realize the intended benefits of reorganizing our business functions and improve operational effectiveness;

•	our inability to realize the intended benefits of our undertaking to transition to a subscription-based business model to deliver new and existing software offerings on a cloud-computing-based platform, including but not limited to impairment charges of capitalized expenditures related to the development of Sphere, our cloud-computing-based platform, and our inability to realize the expected benefits;

•	our inability to successfully execute our strategic plan, Integration Plan (defined below) and Restructuring Plan (defined below), including but not limited to additional impairment charges including existing leasehold improvements and/or higher than expected severance costs and exit costs, and our inability to realize the expected benefits of such plans;

•	our inability to realize the anticipated benefits of our partnership with Sanmina (defined below);

•	our inability to reasonably source essential equipment and materials to manufacture our products as a result of global supply shortages;

•	global macroeconomic conditions, including inflationary pressures, rising interest rates, and instability in the banking sector;

•	our inability to successfully realize increases to the pricing of our products and services;

•	our inability to achieve and maintain profitability to fully realize the economic benefit of recorded deferred tax assets;

•	our inability to further penetrate our customer base and target markets;

•	development by others of new or improved products, processes or technologies that make our products less competitive or obsolete;

•	our inability to maintain what we believe to be our technological advantage by developing new products and enhancing our existing products;

•	risks associated with expanding international operations, such as difficulties in staffing and managing foreign operations, increased political and economic instability, compliance with potentially evolving import and export regulations, and the burdens and potential exposure of complying with a wide variety of U.S. and foreign laws and labor practices;

•	changes in trade regulation, which result in rising prices of imported steel, steel byproducts, aluminum and aluminum byproducts and various other raw materials that we use in the production of measurement devices, and our ability to pass those costs on to our customers or require our suppliers to absorb such costs;

•	changes in foreign regulation which may result in rising prices of our measurement devices sold as exports to our international customers, our customers’ willingness to absorb incremental import tariffs, and the corresponding impact on our profitability;

•	our inability to successfully identify and acquire target companies and achieve expected benefits from, and effectively integrate, acquisitions that are consummated, including the operations from Holobuilder, Inc., UK-based NGH Holdings Limited and its subsidiaries (collectively, “GeoSLAM”) and US-based SiteScape Inc., and the intellectual property acquired;

•	our inability to realize the intended benefits of the technology, products, operations, contracts, and personnel of our acquisitions;

•	the cyclical nature of the industries of our customers and material adverse changes in our customers’ access to liquidity and capital;

•	changes in the potential for the computer-aided measurement market and the potential adoption rate for our products, which are difficult to quantify and predict;

•	our inability to protect our patents and other proprietary rights in the United States and foreign countries;

•	our inability to defend against a cyberattack, security or other data breach of our systems, which may compromise the confidentiality, integrity, or availability of our internal data and the availability of our products and websites designed to support our customers or their data;

•	our inability to adequately maintain effective internal controls over financial reporting;

•	fluctuations in our annual and quarterly operating results and the inability to achieve our financial operating targets as a result of a number of factors including, without limitation (i) litigation and regulatory action brought against us, (ii) quality issues with our products, (iii) excess or obsolete inventory, shrinkage or other inventory losses due to product obsolescence, change in demand for our products, scrap or material price changes, (iv) raw material price fluctuations and other inflationary pressures, (v) expansion of our manufacturing capability, (vi) the size and timing of customer orders, (vii) the amount of time that it takes to fulfill orders and ship our products, (viii) the length of our sales cycle to new customers and the time and expense incurred in further penetrating our existing customer base, (ix) manufacturing inefficiencies associated with new product introductions, (x) costs associated with new product introductions, such as product development, marketing, assembly line start-up costs and low introductory period production volumes, (xi) the timing and market acceptance of new products and product enhancements, (xii) customer order deferrals in anticipation of new products and product enhancements, (xiii) the inability of our sales and marketing programs to achieve their sales targets, (xiv) start-up costs associated with opening new sales offices outside of the United States, (xv) fluctuations in revenue without proportionate adjustments in fixed costs, (xvi) inefficiencies in the management of our inventories and fixed assets, (xvii) compliance with government regulations including health, safety, and environmental matters, and (xviii) costs associated with the training and ramp-up time for new sales people;

•	changes in gross margins due to a changing mix of products sold and the different gross margins on different products and sales channels;

•	changes in applicable laws, rules or regulations, or their interpretation or enforcement, or the enactment of new laws, rules or regulations that apply to our business operations or require us to incur significant expenses for compliance;

•	our inability to successfully comply with the requirements of product compliance regulations, including but not limited to the Restriction of Hazardous Substances Directive and the Waste Electrical and Electronic Equipment Directive in the European Union;

•	the inability of our products to displace traditional measurement devices and attain broad market acceptance;

•	the impact of competitive products and pricing on our current offerings;

•	difficulties in recruiting research and development engineers, application engineers, or other key personnel;

•	the failure to effectively manage the effects of any future growth;

•	the impact of reductions or projected reductions in government spending, or uncertainty regarding future levels of government expenditures, particularly in the defense sector;

•	variations in our effective income tax rate, which makes it difficult to predict our effective income tax rate on a quarterly and annual basis, and the impact of the U.S. Tax Cuts and Jobs Act of 2017 on the global intangible low-taxed income of foreign subsidiaries;

•	the loss of key suppliers and the inability to find sufficient alternative suppliers in a reasonable period of time or on commercially reasonable terms;

•	the impact of fluctuations in exchange rates on non-U.S. dollar-denominated revenues and expenses;

•	the effect of estimates and assumptions with respect to critical accounting policies and the impact of the adoption of recently issued accounting pronouncements;

•	the effect of changes in political conditions in the U.S. and other countries in which we operate, including the effect of changes in U.S. trade policies or the United Kingdom’s withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates;

•	the magnitude of increased warranty costs from new product introductions and enhancements to existing products;

•	the sufficiency of our plants and third-party resources to meet manufacturing requirements;

•	the continuation of our share repurchase program;

•	the sufficiency of our working capital and cash flows from operations to fund our short- and long-term liquidity requirements;

•	the impact of geographic changes in the manufacturing or sales of our products on our effective income tax rate; and

•	our ability to comply with the requirements for favorable tax rates in foreign jurisdictions.
A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included throughout this filing and particularly in Part I, Item 1A of this Annual Report. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. Moreover, new risks and uncertainties emerge from time to time, and we undertake no obligation to update publicly or review the risks and uncertainties included in this Annual Report, unless otherwise required by law.

ITEM 1.	BUSINESS
FARO is a Florida corporation founded in 1982 with worldwide headquarters located at 125 Technology Park, Lake Mary, Florida 32746.
We are a global technology company that designs, develops, manufactures, markets and supports software driven, three-dimensional (“3D”) measurement, imaging, and realization solutions for the manufacturing, architecture, engineering and construction (“AEC”), Operations and Maintenance (“O&M”) and public safety analytics markets. We enable our customers to capture, measure, manipulate, interact with and share 4D, 3D and 2D data from the physical world in a virtual environment and then translate this information back into the physical domain. Our broad technology set equips our customers with a wide selection of 3D capture technologies that range from ultra-high accuracy laser-scanner-based technology to lower accuracy, photogrammetry-based technology. Our FARO suite of 3D products and software solutions are used for inspection of components and assemblies, rapid prototyping, reverse engineering, documenting large volume or structures in 3D, surveying and construction, construction management, assembly layout, machine guidance as well as in investigation and reconstructions of crash and crime scenes. We sell the majority of our solutions through a direct sales force, with an increasing volume being sold through an indirect channel across a range of sectors including manufacturing, surveying, architecture, engineering and construction, public safety forensics and other industries.
Strategy
Our executive leadership team is comprised of functional leaders in areas such as sales, marketing, operations, research and development and general and administrative, and resources are allocated to each function at a consolidated unit level. Our Chief Executive Officer (“CEO”), who is also our Chief Operating Decision Maker (“CODM”), allocates resources and evaluates performance with respect to operations, operating results or planning at the total Company level. We report as one reporting segment that develops, manufactures, markets, supports and sells a suite of 3D imaging and software solutions.
Over the past three years, we strategically pursued growth and long-term profitability through a combination of strategic acquisitions to bolster our investment in software development, increase gross margins, optimize working capital and targeted restructuring initiatives to lower our operating expense base.
Acquisitions
On June 4, 2021, we acquired Holobuilder, a company focused on a 360" photo software platform which delivers hardware agnostic image capture, registration and viewing to the Construction and Digital Twin market. With an initial focus on construction management, Holobuilder’s technology platform provides general contractors a solution to efficiently capture and virtually manage construction progress using off-the-shelf 360" cameras.
On September 1, 2022, we acquired UK-based NGH Holdings Limited and its subsidiaries (collectively, “GeoSLAM”), a leading provider of mobile scanning solutions with proprietary high-productivity simultaneous localization and mapping (“SLAM”) software. GeoSLAM's software enables mobile 3D documentation of indoor or enclosed environments without the need for global positioning system (“GPS”). GeoSLAM’s products and solutions are primarily used today in the geospatial and mining markets. However, there is a growing demand for high productivity mobile scanning in the construction, operations and maintenance markets as well.
On December 1, 2022, we acquired SiteScape Inc. (“SiteScape”), an innovator in light detecting and ranging (“LiDAR”) 3D scanning software solutions for the architecture, engineering and construction (“AEC”) and operations and maintenance (“O&M”) markets. SiteScape enables LiDAR equipped mobile devices to easily capture indoor spaces digitally, providing a readily available entry-point to scanning physical spaces for a broad range of applications. The SiteScape software is available for all LiDAR equipped iPhone operating system (“iOS”) devices, which enables quick and easily accessible data capture to be available to the consumer-based market.
Restructuring
On February 14, 2020, our Board of Directors approved a global restructuring plan (the “Restructuring Plan”) to improve operating performance and help ensure that we are appropriately structured and resourced to deliver sustainable value to our shareholders and customers. Key activities under the Restructuring Plan have targeted and achieved approximately $40 million in annualized savings. We believe we have successfully redefined our go-to-market strategy to place an increased focus on our customers and to help enable our sales employees, supported by our talented pool of field application engineers, to sell all product lines globally.
In conjunction with the Restructuring Plan, on July 15, 2021, we entered into a manufacturing services agreement (the “Agreement”) with Sanmina Corporation (“Sanmina”). Under the Agreement, Sanmina provides manufacturing services for the Company’s measurement device products previously manufactured by the Company at the Company’s Lake Mary, Florida, Exton, Pennsylvania, Stuttgart, Germany and Portugal manufacturing sites. This phased transition to a Sanmina production facility was completed at the beginning of the third quarter of 2022, as part of our cost reduction initiative. As a result of an evaluation on the usage of our manufacturing spaces, we decided to abandon 17,000 square feet of unused space at our Exton, Pennsylvania facility in the third quarter of 2022. Since the approval of the Restructuring Plan, we have incurred total restructuring charges of $25.8 million and have paid $24.8 million, primarily consisting of severance and related benefits.
On February 7, 2023, our Board of Directors approved an integration plan (the “Integration Plan”), which is intended to streamline and simplify operations, particularly around our recent acquisitions and the resulting redundant operations and offerings. The Integration Plan was amended on May 3, 2023, and the Board approved increases to both the expected pre-tax charges and the annualized cost savings. Key activities under the Integration Plan include a planned decrease in headcount, consolidation of our cloud-based offerings from 3 platforms (2 acquired, 1 organic) into a single customer offering, and the optimization of our facility assets to align with current and expected future utilization. We expected to incur total pre-tax charges in the range of $22 million to $28 million, at the inception of the Integration Plan, predominantly through the first half of 2024, with a targeted annualized savings of approximately $20 million to $30 million. As of December 31, 2023, in relation with the Integration Plan, we have incurred total restructuring charges of $26.1 million, and have made cash payments of $8.7 million, primarily consisting of severance and related benefits, inventory impairment charges and right-of-use asset impairment charges.
Substantially all of our planned activities under the Restructuring Plan and the Integration Plan are complete and as part of our final steps, we expect to potentially incur remaining pre-tax charges in the range of $0.5 million to $1.0 million through the first half of fiscal year 2024.
Industry Background
We have a wide variety of customers that support a large number of sectors, including manufacturing, surveying, architecture, engineering and construction, as well as, public safety forensics. The pressures in reducing overall manufacturing costs, improving profitability in the AEC market and the need for complete information in public safety are all driving the need for automated solutions to quickly and accurately capture 3D data, and for this information to be made accessible remotely. In each of the industries we serve, there is a growing need for accurate 3D information for high accuracy inspection, machine alignment and calibration, as-built modeling and design, quality control, digital twin and crash and crime scene investigations as well as pre-incident planning. Each of these industries are undergoing a form of transformation where the use of FARO’s digital technology would help improve customers’ yields, reduce costs and drive additional profitability.
In the manufacturing industry, the continued focus on higher yields, cost reductions and decreased time to market all drive the need for accurate information to support overall manufacturing processes, which include part quality, machine down time and overall manufacturing yield. The dimensional metrology market will be challenged to continue to provide higher accuracy results and meet the continuing demand of tightening tolerances in both the automotive and aerospace industries. The higher accuracy requirements will also result in trends away from traditional hand measurement tools towards automated and integrated equipment. With increasing pressure on costs, the need for tighter quality control and increased automation will likely drive the adoption of applications and processes that support real-time 3D information to make quick, accurate decisions resulting in optimized manufacturing processes. Industry 4.0 will also continue to drive the need to have 3D information available on-demand across the entire manufacturing ecosystem.
The emergence of building information modeling (“BIM”) in the AEC market has required improvements in 3D documentation, coordination, collaboration, and simulation across the entire building lifecycle. BIM, in part, is the compilation of a 3D model representation of a project that can be updated real time and compare actual to design. BIM is believed to become more prevalent as it aides in reducing the costs associated with scrap and overruns. The ability to obtain accurate, real-time 3D measurements and information will help to replace existing methodologies such as tape measures and chalk lines. In addition, an increase in modular and pre-fab construction is being driven by growing urbanization, government initiatives and a need for affordable housing. Modular and prefabrication construction allow for building all, or large portions of a building and then assembling them on-site. The processes of creating such structures resembles more traditional manufacturing flows where real-time 3D measurements and information can vastly improve the costs associated with re-work of materials and poor quality.
The increased focus in public safety around cost, technology adoption and public scrutiny will increase the acceptance of 3D solutions to accurately capture and analyze crime and crash scenes. Body cams, drones, and advanced analytical software are all examples of increased adoption of technology in the public safety sector. Laser scanning technology is used today to capture crime scenes quickly and accurately before leaving the scene. The 3D point cloud that is generated from this data allows for further detailed analysis around bullet trajectory, blood spatter and cast off with full confidence and without the need to revisit the crime scene. This information can be easily shared between police investigators, district attorneys and defense attorneys across multiple jurisdictions. In addition, crash scenes can also be reconstructed by using the 3D information collected while on-site. This information can also be easily shared among different departments, insurance companies and investigators. 3D data capture and analysis allows pre-incident planning activities to prepare in the event of an emergency such as fires or for tactical planning of safety-relevant events like political summits or schools. The time savings and confidence in data collection and analysis will continue to result in 3D technology becoming an integral set of tools in public safety analytics.
Our acquisition of HoloBuilder addressed a need for less accurate yet higher resolution 3D data. This acquisition brought to FARO its leading 360" photo software platform, which delivers hardware agnostic image capture, registration and viewing to the fast-growing Digital Twin market. With an initial focus on construction management, HoloBuilder’s technology platform provides general contractors a solution to efficiently capture and virtually manage construction progress using off-the-shelf 360" cameras. Further, we believe HoloBuilder’s SaaS platform added fast and easy reality-capture photo documentation and added remote access capability to FARO’s highly accurate 3D point cloud-based laser scanning to create the industry’s first end-to-end Digital Twin solution. The combined solution will provide comprehensive scanning and image management capabilities for the Digital Twin market including robotic assembly 3D simulation, construction management, facilities operations and management, and incident pre-planning.
In 2022, we acquired UK-based GeoSLAM and US-based SiteScape. The acquisition of GeoSLAM enables the Company to provide mobile scanning solutions using SLAM software to create 3D models for use in Digital Twin applications. We believe GeoSLAM’s capture technologies will integrate into our 4D digital reality-based SaaS offering and will allow customers to access multiple 4D data sources for visualization and analysis through a single user experience. The acquisition of SiteScape will integrate an iOS-enabled low-resolution LiDAR capture capability into the FARO Sphere Platform. This acquisition is a further step in streamlining multiple capture methods into a centralized environment to be accessed in a single environment on a single coordinate system. We believe this unique capability will enable FARO’s construction and facilities customers to access the widest portfolio of reality capture methods in the market, ranging from low-resolution Lidar, 360" photo, video, mobile mapping to terrestrial laser scanning.
FARO Products
FaroArm® Portfolio. The FaroArm® portfolio consists of a combination of a portable, articulated measurement arm available in various sizes, a computer, and CAM2® software programs, which are described below under “FARO Software”, and optional laser line probes (“LLP”) for scanning larger objects. They are primarily sold to customers in the automotive, aerospace, metal and machine fabrication industries.

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Quantum Max and Gage Max FaroArm® – The Quantum Max series of articulated arms comes in various sizes ranging from 2.0 meters up to 4.0 meters in probing diameter to allow for measuring a large array of part sizes. The 2.0 meter Quantum Max FaroArm® and 1.5 meter Gage Max FaroArm®, offer the highest accuracy for measuring small parts, molds and assemblies replacing the need for small handheld tools such as micrometers, calipers and height gauges. The Quantum Max and Gage Max FaroArms® are ergonomically designed 6- or 7-axis articulated ARMs that have the ability to measure across a wide range of sizes and accuracies in various applications and industries. FaroArm® 8-axis allows additional degrees of freedom to capture the most complex parts.

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Quantum Max ScanArm - The FAROBluTM line of laser line probes (“LLP”) offer the ability to upgrade a Quantum Max FaroArm® into a Quantum Max ScanArm providing high accuracy, 3D point-cloud data in full color. As with the Quantum Max FaroArm®, the Quantum Max ScanArm is available from 2.0 meters to 4.0 meters measuring diameter to allow for a wide range of applications at a wide range of part sizes. The LLP provides the user the ability to achieve high-speed point cloud capture with different density through basic, standard and high-definition models. The Quantum Max ScanArm offers the same portability and ease of use as the Quantum Max FaroArm® series.

FARO Laser Tracker. The FARO Vantage® Laser Tracker combines a portable, large-volume laser measurement tool, a computer, and CAM2® software programs, representing a product offering primarily sold to customers in the aerospace, automotive, metal and machine fabrication industries.

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Vantage® – The FARO Laser Tracker Vantage® utilizes a laser beam for ultra-precise measurement of objects of up to 80 meters. It enables manufacturing, engineering, and quality control professionals to build, measure and inspect large parts, machine tools and other large objects, on-site and in-process.

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Vantage® Max – The higher end Laser Tracker maximizes 6 degrees of freedom (6DoF) measurement capabilities via the optional 6Probe, enabling precise measurement of hidden areas and small features. The Vantage Max provides more accurate 6DoF probing that helps speed up inspections and reduce the number of tooling changes and device moves.

FARO Laser Projector. The FARO TracerM and TracerSI accurately project a laser outline onto a 3D surface or object, providing a virtual template that operators and assemblers can use to quickly and accurately position components. The laser template is created using a 3D Computer-Aided Design (“CAD”) model that enables the system to visually project a laser outline of parts, reference points, or areas of interest. The result is a virtual and collaborative 3D template to eliminate scrap and streamline a wide range of assembly and production applications. This product is primarily sold to customers in the aerospace, metal working and AEC industries.
FARO Laser Scanning Portfolio. The laser scanning portfolio utilizes laser technology to measure and collect a cloud of data points, allowing for the detailed and precise 3D rendering of an object or area. This technology is primarily used for factory planning, facility life-cycle management, quality control, forensic analysis and capturing large volumes of 3D data.

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Focus - The FARO Focus Laser Scanner utilizes laser technology to measure and collect a cloud of data points, allowing for the accurate and photorealistic 3D representations of an object or environment such as building, facility, street, mine or even crash/crime scene. The Focus is available in several models which allow the customer to choose the best capability for their applications: Focus Core, Focus Premium (available with different ranges: 70m, 150m and 350m). The Focus connects with the FARO Stream mobile app, bridging FARO hardware to the FARO Sphere cloud environment. Users can also benefit from Hybrid Reality Capture™, powered by Flash Technology™. The new scan mode for the FARO Focus Premium Laser Scanner is available as an add-on subscription that combines the accuracy of a 3D scan with the speed of a panoramic camera. This product line is primarily sold to customers in the AEC and public safety industries.

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Freestyle 2 - The FARO Freestyle 2 is a high-quality, portable 3D scanner designed for photorealistic 3D reality capture. It is a lightweight, handheld device with a high degree of flexibility, allowing operators to scan anywhere in most conditions. This product is primarily sold to customers in the AEC and public safety industries.

FARO Mobile Laser Portfolio. The Mobile Scanner Portfolio, inherited from the GeoSLAM acquisition, uses LiDAR technology and SLAM technology to provide fast, highly portable accurate 3D scanning. The portability allows for these solutions to be used in difficult environments and attached to other mobile devices such as drones.

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Orbis — The FARO® Orbis™ is a unique hybrid mobile scanning solution created to optimize workflows and elevate productivity. It can be used for both mobile and stationary data capture in one device. Designed for construction, engineering and surveying professionals, Orbis delivers rapid speed of capture, while returning highly accurate 3D visual representations of the real world. Integrating

FARO’s Flash Technology™ in Orbis allows for stationary scans in just 15 seconds and provides unrivaled detail from a mobile mapping solution. As with the FARO Focus laser scanner, Orbis is operated with FARO Stream mobile app and connects to our FARO Sphere cloud environment.

•	GeoSLAM Zeb — The legacy GeoSLAM Zeb series is still offered. Several models (Zeb Go, Zeb Revo, Zeb Horizon) provide different levels of point cloud density, range and accuracy.
FARO Software. We provide a complete portfolio of software solutions that integrate with FARO hardware products to merge data and provide collaborative workflows and applications.

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FARO Sphere XG is a cloud-based digital reality platform that provides its users a centralized, collaborative experience across the company’s reality capture applications. When paired with the Stream mobile app, Sphere XG enables faster 3D data capture, processing and project management from anywhere in the world

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CAM2® allows users in the 3D metrology market to efficiently fulfill quality assurance and inspection tasks. CAM2® is currently offered under either a subscription based plan or as a standalone licensed product.

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BuildIT Metrology is a 3D metrology software platform for alignment, inspection and build applications. BuildIT Metrology is currently offered under either a subscription based plan or as a standalone licensed product.

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BuildIT Projector allows manufacturers to plan and operate imaging laser projection and verification workflows to improve the quality and speed of assembly processes. BuildIT Projector is currently offered under either a subscription based plan or as a standalone licensed product.

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BuildIT Construction is a construction quality control software solution that leverages reality data to uncover design deviations compared to construction industry standards. BuildIT Construction is currently offered under either a subscription based plan or as a standalone licensed product.

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FARO SCENE software combines ease-of-use, networking, and an enhanced 3D experience to deliver a complete scan processing solution. With SCENE, customers can display, analyze, administer and edit 3D point clouds. FARO SCENE is currently offered under either a subscription based plan or as a standalone licensed product.

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FARO Connect automatically processes mobile scanning data that allows customers to perform additional workflows. It has the capability to provide point cloud measurements, classify the data and perform manual and automatic alignment of multiple data sets. FARO Connect is currently offered under either a subscription based plan or as a standalone license product.

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FARO Zone allows public safety professionals to diagram, analyze and share any scene, available in both 2D and 3D. The software combines data to accelerate forensic crime investigations, crashes and pre-incident planning. FARO Zone is currently offered under either a subscription based plan or as a standalone licensed product.

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FARO As-BuiltTM enables AEC professionals to integrate reality data into any CAD and virtual design environment for buildings. FARO As-BuiltTM is currently offered under either a subscription based plan or as a standalone license product.

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Webshare is a native cloud platform that allows users to collaborate, view, share and explore 3D reality data securely and directly from any common web browser. Webshare is offered as a subscription based plan.

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HolobuilderTM is a cloud based virtual reality capturing software that allows construction contractors to create, document, analyze, compare and share virtual 3D views of construction projects utilizing commercially available 360" cameras. Holobuilder is offered as a subscription based plan.

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SiteScape is a cloud based virtual reality capturing software that uses the Apple LiDAR sensor as a core part of its 3D scanning engine. This software allows users to capture up to 10 scans back-to-back and seamlessly merge them into a single, accurate model. Scans and models can be cloud hosted with the SiteScape web application.

Hardware Warranty, Repair & Other Services. We generally warrant our products against defects in design, materials and workmanship for one to two years. To support our product lines, we also separately sell hardware service contracts that typically range from one year to three years, software maintenance contracts which enable our customers to receive the latest software updates and typically range from one year to three years, and comprehensive support, training and technology consulting services to our customers.
Customers
Our sales are diversified across a broad number of over 12,000 customers worldwide in a range of metrology, reverse engineering, factory automation, building information modeling, public safety and other applications. Our metrology, reverse engineering and factory automation applications are purchased by customers in the automotive and aerospace markets and a diverse array of manufacturing customers from small machine shops to large industrial manufacturers. Applications are used by these customers for alignment, part inspection, dimensional analysis, first article inspection, incoming and in-process inspection, machine calibration, non-contact inspection, robot calibration, tool building and setup, and assembly guidance. Our building information modeling applications are purchased primarily by customers in the AEC markets. Applications are used by these customers for as-built documentation, construction monitoring, surveying, asset and facility management, and heritage preservation. Our public safety applications are purchased primarily by law enforcement agencies, private investigators, and forensic experts and are used for capturing environmental or situational scenes, crash and fire scene investigations and environmental safety evaluations. Our ten largest customers by revenue represented an aggregate of approximately 2.3% of our total sales in 2023.
Sales and Marketing
We sell our products worldwide through direct sales and service offices, as well as third-party distributors and resellers. We have direct sales personnel in Australia, Brazil, Canada, China, France, Germany, India, Italy, Japan, Malaysia, Mexico, the Netherlands, Poland, Portugal, Romania, Singapore, South Korea, Spain, Sweden, Switzerland, Thailand, Turkey, United Arab Emirates, the United Kingdom, Austria, Belgium and the United States. Our sales and marketing efforts use a process of integrated lead qualification and sales demonstration. Once a customer opportunity is identified, we employ a team-based sales approach involving inside and outside sales personnel. Each team has the ability to sell multiple product lines. We employ a variety of marketing techniques to promote brand awareness and customer identification. As of December 31, 2023, we employed 576 sales and marketing staff globally.
Our marketing team focuses its efforts on gaining an increased understanding of customer applications and workflows which enables value-based product positioning while optimizing our customer's total cost of ownership. By strengthening our understanding of customer applications and workflows, we continue to develop high-value solutions across our product and software platforms. Our sales and marketing leadership teams have transformed our lead generation process and implemented technology to provide our sales organization with higher quality leads which optimizes the time and effort spent by our sales team.
Research and Development
We believe that our future success depends, in part, on our ability to maintain what we believe to be our technological leadership, which will require ongoing enhancements of both our hardware and software products and the development of new applications and products that provide 3D measurement and imaging solutions. The field of 3D measurement and imaging continues to expand, and new technologies and applications will be essential to compete in this market. Accordingly, we intend to continue to make substantial investments in the development of new technologies, the commercialization of new products that build on our existing technological base, and the enhancement and development of additional applications for our products.
Our research and development efforts are directed primarily at enhancing the functional adaptability of our current products and developing new and innovative products that respond to specific requirements of the emerging market for 3D measurement and imaging solutions. Research and development activities, especially with respect to new products and technologies, are subject to significant risks, and there can be no assurance that any of our research and development activities will be completed successfully or on schedule, or, if completed, will be commercially accepted.
At December 31, 2023, we employed 215 staff in our research and development efforts. Research and development expenses were approximately $41.8 million in 2023.

Intellectual Property
We own approximately 730 patents and pending patent applications worldwide, which generally expire on a rolling basis between 2024 and 2044. We also own approximately 510 trademark registrations worldwide, with 220 pending trademark applications.
Our success and ability to maintain a competitive position depends, in large part, on our ability to protect our intellectual property. We rely on a combination of contractual provisions and trade secret laws to protect our proprietary information. However, there can be no assurance that the steps taken by us to protect our trade secrets and proprietary information will be sufficient to prevent misappropriation of our proprietary information or preclude third-party development of similar intellectual property.
Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. We intend to vigorously defend our proprietary rights against infringement by third parties. However, policing unauthorized use of our products is difficult, particularly in foreign countries, and we may be unable to determine the extent, if any, to which unauthorized uses of our products exist. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States.
We do not believe that any of our products infringe on the valid, proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by us with respect to current or future products. Such claims, with or without merit, could be time consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements, which could have a material adverse effect upon our business, operating results and financial condition. In addition, such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all.
Manufacturing and Assembly
Manufacturing consists primarily of assembling and integrating components and subassemblies purchased from suppliers into finished products. The primary components, which include machined parts and electronic circuit boards, are produced by subcontractors according to our specifications. Products are assembled, calibrated and tested for accuracy and functionality before shipment. Typically, we enter into purchase commitments for manufacturing components to cover production requirements for 60 to 120 days. We have entered, and may continue to enter, into longer agreements to purchase sufficient inventory to satisfy warranty commitments or to ensure adequate component availability. We are continuing to monitor ongoing supply chain disruptions that may constrain the availability of raw materials and components used in our products and remain committed to aggressively pursuing adequate sources to ensure continuity of supply and minimize material cost increases that would negatively impact our business.
Our FARO Laser Tracker, FaroArm®, and FAROBluTM laser line probe products are all registered to ISO 17025:2005. We continue to examine our scope of registration as our business evolves, and we have chosen English as the standard business language for our operations.
Sanmina currently manufactures our FARO Quantum Max Arm, FARO Focus Laser Scanner, FARO Laser Tracker and our FARO Laser Projector products in their facility located in Thailand. We expect these third-party manufacturing facilities to have the production capacity necessary to support our volume requirements during 2024.
Competition
Our measurement systems compete in the broad and highly competitive market for measurement devices for manufacturing and industrial applications, which, in addition to portable articulated arms, laser trackers, 3D imaging and laser scanner products, consist of fixed-base CMMs, templates and go/no-go gages, check fixtures, handheld measurement tools, and various categories of surveying equipment. In the FaroArm® portfolio, FARO Laser Tracker, FARO Orbis, FARO Focus and FARO Sphere solution lines, we compete primarily with Hexagon Manufacturing Intelligence, a division of Hexagon AB; Automated Precision, Inc.; Artec Europe, S.a.r.l.; Leica Geosystems AG, a division of Hexagon AB; Creaform, a division of Ametek; and Trimble Inc. In the FARO Laser Projector product line, we compete primarily with Virtek Vision International, a division of Gerber Technology LLC. In our cloud based virtual reality capturing software, HolobuilderTM product line, we compete primarily with OpenSpace and StructionSite. We also compete in these product lines with a number of other smaller companies. We compete on the basis of technical innovation, product performance, quality and value with respect to all of our products.

We will be required to make continued investments in technology and product development to maintain and extend the technological advantage that we believe we currently have over our competition. However, we cannot be certain that our technology or our product development efforts will allow us to successfully compete as the industry evolves. As the market for our measurement systems expands, additional competition may emerge, and our existing and future competitors may commit more resources to the markets in which we participate.
Government Regulation
Our operations are subject to numerous governmental laws and regulations, including those governing antitrust and competition, the environment, collection, recycling, treatment and disposal of covered electronic products and components, import and export of products, currency conversions and repatriation, taxation of foreign earnings, and the use of local employees and suppliers. Our foreign operations are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, and similar foreign anti-corruption laws, which makes illegal any payments to government officials or government employees that are intended to induce their influence to assist us or to gain any improper advantage for us. We operate in certain regions in the Middle East, Africa, Latin America and Asia-Pacific that are more prone to risk under these anti-corruption laws.
In addition, a number of data protection laws impact, or may impact, the manner in which we collect, process and transfer personal data. Most notably, the European Union’s General Data Protection Regulation (“EU GDPR”), the United Kingdom General Data Protection Regulation and Data Protection Act 2018 (collectively, the “UK GDPR”) and the China personal Information Protection Law adopted in 2021 (the “China GDPR”) (the EU GDPR, UK GDPR and China GDPR together referred to as the “GDPR”). The GDPR imposes comprehensive data privacy compliance obligations in relation to our collection, processing, sharing, disclosure, transfer and other use of data relating to an identifiable living individual or “personal data”, including a principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit. Further, a number of other regions where we do business, including the United States, the Asia-Pacific region and Latin America, have enacted or are considering new data protection regulations that may impact our business activities that involve the processing of personal data. For example, in the United States, the Federal Trade Commission and state regulators enforce a variety of data privacy issues. In addition, certain states, including California, Colorado, Connecticut, Virginia and Utah, have adopted new or modified privacy and security laws and regulations that may apply to our business. These laws are prompting a wave of similar legislative developments in other states in the United States, which creates the potential for a patchwork of overlapping but different state laws. In order to comply with the varying state laws around data breaches, we must maintain adequate security measures, which require significant investments in resources and ongoing attention. In addition, U.S. and international laws that have been applied to protect user privacy (including laws regarding unfair and deceptive practices in the U.S. and GDPR in the EU) may be subject to evolving interpretations or applications in light of privacy developments. For example, evolution of laws governing the cross-border transfer of data, such as the invalidation of the EU–U.S. Privacy Shield, creates additional uncertainty around the legality and logistics of such transfers. Compliance with enhanced data protection laws requires additional resources and efforts, and noncompliance with personal data protection regulations could result in increased regulatory enforcement and significant monetary fines and costs.
We historically have sold our products and related services to the U.S. Government (the “Government”) under two General Services Administration (“GSA”) Federal Supply Schedule contracts (the “GSA Contracts”) through the end of 2021. Beginning in 2022, we have sold our products and related services to the government through approved distributors . We chose to make this change in our sales strategy to simplify operations and mitigate compliance risk. The Government, as well as state and local governments, can typically terminate or modify their contracts with our distributors either at their discretion or if these distributors default by failing to perform under the terms of their applicable contract, which could impede our ability to compete in the future for contracts and orders.
COVID-19
Our business is vulnerable to the economic effects of pandemics and other public health crises, including the COVID-19 pandemic and related variants. While we experienced less of an impact in 2023 (compared to prior years) due to the COVID-19 pandemic and related variants on our employees, operations and supply chain, any resurgence could again impact our workforce, cause demand disruptions, impact material availability and product production and result in shipment challenges. Any one of these adverse events could materially impact our business, financial condition, and results of operations.

Backlog and Seasonality
At December 31, 2023, we had orders representing approximately $28.2 million in sales outstanding, of which $11.4 million related to services that we expect to deliver within one year. At December 31, 2022 and 2021, we had orders representing approximately $29.9 million and $26.1 million in sales outstanding, respectively.
We typically experience greater order volume during the fourth quarter, as customers spend the remaining balances of their capital expenditure budgets.
Human Capital
At December 31, 2023, we had 1,243 full-time employees worldwide, consisting of 576 sales and marketing professionals, 209 customer service/training/application engineering specialists, 92 production and supply chain staff, 215 research and development staff, and 151 administrative staff. As we are a global company, so too is the distribution of our headcount with 38% residing in the Americas, 41% in Europe, the Middle East, and Africa (“EMEA”) and 21% in the Asia-Pacific (“APAC”) region.
The Company believes that our future growth and success will depend in part on our ability to attract and retain highly-skilled personnel. The executive management team is responsible for developing and executing the Company's human capital strategy. The human capital strategy includes the attraction, acquisition, engagement and development of the Company's employees necessary to execute on our strategy and design of employee compensation and benefits programs to fit the needs of our worldwide employees. We are not a party to any collective bargaining agreements and believe our employee relations are satisfactory.
Our CEO and Chief Human Resource Officer regularly update the Company's board of directors on key areas of our human capital strategy, including the following:
Diversity and Inclusion: Because we want our employees to grow professionally and personally during their careers at FARO, we have pledged to provide a diverse and collaborative environment rich in equal opportunities. We actively strive to maintain an environment that treats all employees with dignity and respect and believe that the combined knowledge and diverse views our employees contribute across our global locations strengthens our competitive edge. To foster a respectful atmosphere that embraces diversity of thought, we require annual diversity and inclusion training for all employees and in 2023 we launched our first Employee Resource Groups, sponsored and supported by senior leaders across our Company. As of December 31, 2023, approximately 26% of our global workforce identified as female and 26% of our employees in managerial roles identified as female. As of December 31, 2023, minorities represented approximately 28% of the Company’s U.S. workforce.
Employee Engagement: To assess and improve employee retention and engagement, the Company surveys employees with the assistance of third-party consultants and takes actions to address areas of employee concern. 80% of employees responded to our bi-annual survey in 2023. Feedback from the survey informs our functional level action plan as well as corporate-wide initiatives.
Core Values and Ethics: Our culture and values, along with our approximately 1,250 full-time employees in approximately 28 countries, are the most valuable assets of our Company. The “Power of We” describes our values, which are the foundation of our Company culture. They are:
We Strive for Excellence: We aim to exceed the expectation of our internal and external customers.
We Think Big & Move Fast: We are pioneers in digitalization, leaders with bold ideas who act quickly to ensure we deliver on the value customers expect.
We Make our Mark: We offer solutions that enable our customers to work more efficiently and competitively, creating a more sustainable world.
We Support Each Other: We embrace a culture of trust, integrity, transparency, and diversity to nurture talent and foster a collaborative work environment.
Our employees are required to participate in ethics training covering key topics like our Global Ethics policy, code of conduct and other policies. To ensure we live our values and that our culture stays unique and strong, our Board of Directors and the executive team put significant focus on our human capital resources.

Employee Recruitment: We work diligently to attract the best talent from diverse backgrounds in order to meet the current and future demands of our business. In 2023, we hired 90 new employees in 15 different countries. Our average employee tenure is 6.5 years.
Our investment in tomorrow includes providing experiences for higher-education students and new graduates through two immersive programs. FARO University provides professional experience opportunities through a select number of part-time paid internships. In the last year, we hosted 63 interns in the United States, Germany, Portugal, and Sweden. Interns are embedded in a variety of functional teams, including Hardware Engineering, Software Engineering, Optical Engineering, Manufacturing Engineering, Logistics and Trade Compliance, Quality Analysis, Supply Chain and Process Engineering. For graduates pursuing post-secondary engineering careers, FARO offers a New Graduates Program. The 2022-2023 cohort included four participants who were paired with a mentor and spent 10 months rotating through various roles at FARO to gain exposure to different functional areas. During the program, participants are given opportunities to develop or hone technical and professional skills through specialized training. At the conclusion of the program, participants may have the opportunity to accept a full-time role at FARO.
Health and Safety: Health, safety, and the well-being of our employees is one of our top priorities. We strive to achieve world-class safety levels on an annual basis. Our safety culture focuses on reducing workplace injuries and is supported by effective communication and reporting of workplace injuries. To protect our employees in facilities in which our teams operate, we have employed preventative measures to help ensure the health and safety of our employees. We ensure our preventative measures are in compliance with the most recent local governmental regulations and requirements.
Available Information
We make available, free of charge on our Internet website at www.faro.com, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission(the “SEC”). You can find these reports on our website at www.faro.com by first clicking “Investor Relations” and then “SEC Filings.” We have included our website address throughout this filing as textual references only. The information on, or accessible through, our website is not a part of, or incorporated into, this Annual Report. You may also access this information at the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

ITEM 1A.	RISK FACTORS
The statements under this heading describe the most significant risks to our business identified by management and should be considered carefully in conjunction with the discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations included in Part II, Item 7 of this Annual Report, in our Consolidated Financial Statements and notes thereto included in Part II, Item 8 of this Annual Report, and in our other public filings before deciding to invest in, or retain, shares of our common stock.
Any of the following risks and uncertainties could materially and adversely affect our business, results of operations, liquidity, and financial condition. These are not the only risks we face. Our operations could also be affected by additional factors that are not presently known by us or by factors that we currently do not consider to be material to our business.
Risks Related to Our Business and Industry
Our executive management team has gone through significant changes and any failure to attract and retain qualified personnel could lead to a loss of sales or decreased profitability.
The loss of any of our current executive officers, or other key personnel, could adversely affect our sales, profitability or growth. Our executive management team has gone through a significant transition during the last year, with the retirement of our President and Chief Executive Officer in May 2023; the appointment of our current Chairman, Yuval Wasserman, as our Executive Chairman, who also assumed the role of Interim Chief Executive Officer in May 2023; and, most recently, the appointment of Peter J. Lau as the President and Chief Executive Officer and a member of our Board of Directors in July 2023, and the appointment of Matthew Horwath as the Senior Vice President and Chief Financial Officer in January 2024.
Any changes or turnover of management could also adversely impact our stock price, and our client relationships and could make recruiting for management positions in the future more difficult. Moreover, we face competition for qualified personnel and we continue to rely, in part, on equity awards to attract and retain qualified personnel. Our ability to attract and retain qualified personnel could result in increased salaries and other compensation expenses and could negatively affect our profitability.
Competitors may develop products that make our products obsolete or less competitive.
The 3D measurement and imaging solutions market is characterized by rapid technological change. Competitors may develop new or improved products, processes or technologies that may make our products obsolete or less competitive.
As a result, our success depends, in part, on our ability to maintain our technological advantage by developing new products and applications and enhancing our existing products, which can be complex and time-consuming and require substantial investment. Significant delays in new product releases or difficulties in developing new products could adversely affect our business and results of operations. We can provide no assurance that we will be able to adapt to evolving markets and technologies or maintain our technological advantage.
Our growth depends on the ability of our products to attain broad market acceptance.
The market for traditional fixed-base coordinate measurement machines, or CMMs, check fixtures, handheld measurement tools, and surveying equipment is mature. Part of our strategy is to continue to displace these traditional measurement devices. Displacing traditional measurement devices and achieving broad market acceptance for our products requires significant effort to convince customers to reevaluate their historical measurement procedures and methodologies.
We market closely interdependent hardware products and related software for use in measurement, inspection, and high density surveying applications. Substantially all of our revenues are currently derived from sales of these products and software, and we plan to continue our business strategy of focusing on the hardware and software solution-driven, 3D measurement and imaging solutions market. Consequently, our financial performance will depend, in large part, on computer-based measurement, inspection and high density surveying products achieving broad market acceptance. If our products cannot attain broad market acceptance, we will not grow as anticipated and may be required to make increased expenditures on research and development for new applications or new products.

The buying process for most of our customers for our measurement products is highly decentralized and typically requires significant time and expense for us to further penetrate the potential market of a specific customer, which may delay our ability to generate additional revenue.
Our success depends, in part, on our ability to further penetrate our customer base. During 2023, approximately 83% of our revenue was attributable to sales to our existing customers whom have previously purchased products or services from us. If we are not able to continue to further penetrate our existing customer base, our future sales may decline. However, most of our customers have a decentralized buying process for measurement devices, and we must spend significant time and resources to increase revenues from a specific customer. For example, we may provide products to only one of our customer’s manufacturing facilities or for a specific product line within a manufacturing facility. We cannot offer any assurance that we will be able to maintain or increase the amount of sales to our existing customers, which could adversely affect our financial results.
If our efforts to develop our current services towards a subscription-based business model do not succeed, we may reduce our revenue growth rate and profitability, fail to keep pace with technological developments and harm our business.
We are currently developing cloud-computing application services to deliver new and existing software offerings. The markets for our 3D measurement, imaging and realization clouds remain relatively new and it is uncertain whether our efforts will ever result in significant revenue for us. Further, the introduction of a significant platform change, including our SphereXG platform, and introduction of new services, may not be successful, and early stage interest and adoption of such new services may not result in long term success or significant revenue for us. Our continued efforts to develop new and existing services may not succeed and may reduce our revenue growth rate.
Additionally, if we are unable to rapidly enhance or develop new features for the technology underlying our future subscription-based business model that keep pace with the current and future technological environment, our business will be harmed. The success of enhancements, new features and services depends on several factors, including the timely completion introduction and user acceptance of the feature, service or enhancement. Further, because our services will be designed to operate on a variety of network hardware and software platforms using a standard browser, we will need to continuously enhance our services to keep pace with changes in Internet-related hardware, software, communication, browser and database technologies. We may not be successful in identifying the technology trends and developing the enhancements, or in bringing them to market timely. Furthermore, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could increase our research and development or service delivery expenses. Any failure of our services to operate effectively with future network platforms and technologies could reduce the demand for our services, result in customer dissatisfaction and harm our business.
We have experienced volatility in our stock price.
The price of our common stock has been, and may continue to be, highly volatile in response to various factors, many of which are beyond our control, including:

•	fluctuations in demand for, and sales of, our products or prolonged downturns in the industries that we serve;

•	actual or anticipated variations in quarterly or annual operating results;

•	general economic uncertainties;

•	issuances of shares of our common stock, whether in connection with an acquisition or upon conversion of some or all of our outstanding Notes;

•	speculation in the press or investment community; and

•	announcements of technological innovations or new products by us or our competitors.
The market price of our common stock has in the past and may in the future also be affected by announcements of executive leadership changes or our inability to meet analyst and investor expectations and failure to achieve projected financial results. Any failure to meet such expectations or projected financial results, even if minor, could cause the market price of our common stock to decline significantly. Volatility in our stock price may result in the inability of our shareholders to sell their shares at or above the price at which they purchased them.
Our relatively small public float and daily trading volume have in the past caused, and may in the future result in, significant volatility in our stock price. At December 31, 2023, we had approximately 18.9 million shares outstanding held by non-affiliates. Our daily trading volume for the quarter ended December 31, 2023 averaged approximately 231,194 shares.
In addition, stock markets have experienced in the past and may in the future experience a high level of price and volume volatility, and the market prices of equity securities of many companies have experienced in the past and may in the future experience wide price fluctuations not necessarily related to the operating performance of such companies. These broad market fluctuations have and may continue to adversely affect the market price of our common stock. In the past, securities class action lawsuits frequently have been instituted against companies following periods of volatility in the market price of such companies’ securities. If any such litigation is instigated against us, it could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect on our results of operations and financial condition.
We may not be able to identify or consummate acquisitions or achieve expected benefits from or effectively integrate acquisitions, which could harm our growth.
Our growth strategy partly depends on our ability to obtain additional technologies, complementary product lines and sales channels through selective acquisitions and strategic investments. We may not be able to identify and successfully negotiate suitable acquisitions, obtain financing for future acquisitions, if necessary, on satisfactory terms or otherwise complete acquisitions in the future. In the past, we have used our stock as consideration for acquisitions. Our common stock may not remain at a price at which it can be used as consideration for acquisitions without diluting our existing shareholders, and potential acquisition candidates may not view our stock attractively.
In addition, realization of the benefits of acquisitions often requires integration of some or all of the sales and marketing, distribution, manufacturing, engineering, software development, customer service, finance and administrative organizations of the acquired companies. The integration of acquisitions demands substantial attention from senior management and the management of the acquired companies. Our recent acquisitions are, and any future acquisitions may be, subject to a variety of risks and uncertainties including:

•	the inability to assimilate effectively the operations, products, technologies and personnel of the acquired companies (some of which may be located in diverse geographic regions);

•	the inability of the acquired business to meet our performance expectations;

•	the inability to maintain uniform standards, controls, procedures and policies;

•	the need or obligation to divest portions of the acquired companies; and

•	the potential impairment of relationships with customers.
We cannot offer any assurance that we will be able to identify, complete or successfully integrate any suitable acquisitions, that any acquired companies will operate profitably, or that we will realize the expected synergies and other benefits from any acquisition.
Our operations are significantly vulnerable to the effects of pandemics, such as COVID-19, which have, and could continue to materially impact our business.
We are significantly vulnerable to the economic effects of pandemics and other public health crises, including the COVID-19 pandemic and the associated COVID-19 variants in any of the global locations we operate in. While the impact of COVID-19 has lessened during the past year, the risk of resurgence and variants could have a material adverse effect on our business, financial condition and results of operations in the future.

Should we experience a resurgence of COVID-19 or any associated variants, the impact on our business could include, but not be limited to, the following:

•	potential production slowdowns of our factories in impacted countries or potential supply and distribution chain disruption (including any impact on our contract manufacturer, Sanmina, located in Thailand), which could in the future result in increased costs and decreased efficiency, and which have and could impact our ability to respond to rapid changes in demand;

•	the demand for our products and services, and whether the pandemic leads to continued recessionary conditions in any of our key markets, including potential trade customer financial restructuring or insolvency and increases in uncollectible accounts receivable balances with our trade customer base; Potential future impairment in value of our tangible or intangible assets could be recorded as a result of weaker economic conditions;

•	potential significant disruption of global financial markets, which could have a negative impact on our ability to access capital in the future;

•	fluctuations in forecasted earnings before tax and corresponding volatility in our effective tax rate;

•	potential operational disruption if key employees terminate their employment or become ill, as well as diversion of our management team's attention from non-COVID-19 related matters; and

•	potential investigations, legal claims or litigation against us for actions we have taken or may take, or decisions we have made or may make, as a consequence of the pandemic;
As such, the potential future impact on our financial condition and results of operations cannot be determined at this time.
We derive a substantial part of our revenues from our international operations, which are subject to greater volatility and often require more management time and expense to achieve profitability than our domestic operations.
We derive more than half of our revenues from international operations. Our international operations are subject to various risks, including:

•	difficulties in staffing and managing foreign operations;

•	political and economic instability;

•	unexpected changes in regulatory requirements and laws;

•	longer customer payment cycles and difficulty collecting accounts receivable;

•	compliance with export and import regulations, including tariffs, and trade restrictions;

•	governmental restrictions on the transfer of funds to us from our operations outside the United States; and

•	burdens of complying with a wide variety of foreign laws and labor practices.
Several of the countries where we operate have emerging or developing economies, which may be subject to greater currency volatility, negative growth, high inflation, limited availability of foreign exchange and other risks. These factors may harm our results of operations and any measures that we may implement to reduce the effect of volatile currencies and other risks of our international operations may not be effective.
We are subject to risks of natural disasters and other catastrophic events.
The occurrence of one or more natural disasters, such as fires, explosions, tornadoes, hurricanes, earthquakes, floods and other forms of severe weather, or the occurrence of acts of war, political unrest, terrorist activities or labor issues, including due to public health crises such as pandemics and epidemics, where our contracted manufacturer or we have a manufacturing facility could result in physical damage to, and complete or partial closure of, such manufacturing facilities, which could adversely affect our business, operations and financial performance. Since most of our manufacturing is done by our contract manufacturer located in Thailand, a natural disaster or other catastrophic event impacting that site could result in a significant impact on our business. Interruptions in our manufacturing operations or damage to any of our manufacturing facilities could reduce our revenues and increase our costs, and the extent of losses from natural disasters, severe weather and such other events will be a function of both the severity of the event and the total amount of insured exposure. Although we maintain insurance coverage, we can offer no assurance that our insurance coverage will be adequate to cover any losses or that we will be able to maintain insurance at a reasonable cost in the future. If losses from business interruption or property damage exceed the amounts for which we are insured, our business, results of operations and financial condition could be adversely affected.
We may face difficulties managing the effects of any future growth.
If our business grows rapidly in the future, we expect it to result in:

•	increased complexity;

•	increased responsibility for existing and new management personnel; and

•	incremental strain on our operations and financial and management systems.
If we are not able to manage the effects of any future growth, our business, financial condition and operating results may be harmed.
Market conditions and changing circumstances, some of which may be beyond our control, could impair our ability to access our existing cash, cash equivalents and investments and to timely pay key vendors and others.
Market conditions and changing circumstances, some of which may be beyond our control, could impair our ability to access our existing cash, cash equivalents and investments and to timely pay key vendors and others. For example, in March 2023, Silicon Valley Bank (“SVB”), was placed into receivership with the FDIC, and all funds held at SVB were temporarily inaccessible to SVB’s customers and then in May 2023, First Republic Bank was also placed into receivership with the FDIC, and substantially all of its assets were sold to JPMorgan Chase Bank, National Association. If other banks and financial institutions with whom we have banking relationships enter receivership or become insolvent in the future, we may be unable to access, or we may lose, some or all of our existing cash, cash equivalents and investments, to the extent those funds are not insured or otherwise protected by the FDIC. In addition, in such circumstances we might not be able to timely pay key vendors and others. We regularly maintain cash balances that are not insured or are in excess of the FDIC’s insurance limit. Any delay in our ability to access our cash, cash equivalents and investments, or the loss of some or all of such funds, or inability to timely pay key vendors and others, could have a material adverse effect on our operations and cause us to seek additional capital sooner than planned.
Reductions in defense spending could adversely affect our business.
Certain of our customers operate in the defense sector and depend significantly on U.S. government spending, and, as a result, purchase volumes of our products by such customers are subject to changes in military strategy and government priorities. Further, while many of the U.S. government defense programs span several years, they are often funded annually, and funding is generally subject to congressional appropriations. When U.S. and foreign allied governments are faced with competing national priorities, such as addressing financial or spending crises or public health emergencies, there can be significant pressure to reduce defense spending, which could reduce the demand for our products and adversely affect our financial position, results of operations and cash flows. . Reductions in defense spending that impact the aerospace and defense industries, or uncertainty regarding future levels of government expenditures, could have an adverse effect on our results of operations. Additionally, if Congress is unable to pass appropriations bills in a timely manner, a government shutdown could result, which may have impacts in addition to those resulting from budget cuts, sequestration impacts or program-level appropriations, including payment delays, impairment of our ability to perform work on existing contracts and reductions in future orders.

Anti-takeover provisions in our articles of incorporation, bylaws and provisions of Florida law could delay or prevent a change of control that you may favor.
Our articles of incorporation, bylaws and provisions of Florida law could make it more difficult for a third-party to acquire us. Although we believe such provisions are appropriate to protect long-term value for our shareholders, these provisions could discourage potential takeover attempts and could adversely affect the market price of our shares. Because of these provisions, you might not be able to receive a premium on your investment. These provisions include:

•	a limitation on shareholders’ ability to call a special meeting of our shareholders;

•	advance notice requirements to nominate directors for election to our board of directors or to propose matters that can be acted on by shareholders at shareholder meetings;

•	our classified board of directors, which means that approximately one-third of our directors are elected each year; and

•	the authority of the board of directors to issue, without shareholder approval, preferred stock with such terms as the board of directors may determine.
The provisions described above could delay or make more difficult transactions involving a change in control of the Company or our management.
Our bylaws designate specific courts in Florida and the federal district courts of the United States of America are the exclusive forums for substantially all litigation that may be initiated by the Company’s shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.
Our amended and restated bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee or shareholder of the Company to the Company or the Company’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Florida Business Corporation Act or the Company’s articles of incorporation or bylaws (as either may be amended from time to time), or (iv) any action governed by the internal affairs doctrine, will be a state court located within Seminole County in the State of Florida (or, if no such state court within Seminole County has jurisdiction, another state court located within the State of Florida, or if no such other state court located within the State of Florida has jurisdiction, the federal district court for the Middle District of Florida) (the “Florida Forum Provision”), except for, as to each of (i) through (iv) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction.
Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, against any person in connection with any offering of the Company’s securities, including, without limitation and for the avoidance of doubt, any auditor, underwriter, expert, control person or other defendant. In addition, our amended and restated bylaws provide that any person or entity purchasing, holding or otherwise acquiring any interest in any security of the Company is deemed to have notice of and consented to the provisions of our amended and restated bylaws; provided, however, that shareholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.
The exclusive-forum provisions in our bylaws may impose additional litigation costs on shareholders in pursuing any such claims. Additionally, the exclusive-forum provisions may limit our shareholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our shareholders. In addition, if the exclusive-forum are found to be unenforceable, we may incur additional costs associated with resolving such matters. The exclusive forum provisions may also impose additional litigation costs on shareholders who assert that the provision is not enforceable or invalid. The courts specified in the exclusive-forum provisions may also reach different judgments or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our shareholders.
Risks Related to Our Financial Position and Need for Additional Capital
Our financial performance is dependent on the conditions of various industries, including the automotive, aerospace, and heavy-equipment industries, which have from time to time experienced, and may again experience, significant disruptions in the economic environment.
A significant portion of our sales are to manufacturers in the automotive, aerospace, and heavy equipment industries. We are dependent upon the continued viability and financial stability of our customers in these industries, which are highly cyclical and dependent upon the general health of the economy and consumer spending.
Because a significant portion of our revenues, expenses, and assets are denominated in foreign currencies, we face significant exposure to foreign exchange rate risk.
We conduct a significant portion of our business outside the United States and consequently much of our revenues, expenses and assets are denominated in foreign currencies, most notably the Euro, Japanese Yen, Swiss Franc, Chinese Yuan and Brazilian Real. Our results of operations are affected by fluctuations in exchange rates, which have caused, and may in the future cause, significant fluctuations in our quarterly and annual results of operations. Fluctuations in exchange rates may have a material adverse effect on our results of operations and financial condition and could result in potentially significant foreign exchange gains and losses. The impact of future exchange rate fluctuations on the results of our operations cannot be accurately predicted due to our constantly changing exposure to various currencies, and the fact that all foreign currencies do not react in the same manner in relation to the U.S. dollar. Additionally, currency fluctuations could require us to increase prices to foreign customers, which could result in lower net sales by us to those customers. If we do not adjust the prices for our products in response to unfavorable currency fluctuations, we could be forced to sell our products at a lower margin or at a net loss. To the extent that the percentage of our non-U.S. dollar revenues derived from international sales increases in the future, our exposure to risks associated with fluctuations in foreign exchange rates will increase. We have not used off-balance sheet financial instruments to hedge exposure to foreign currency exchange rates, including cross-currency swaps, forward contracts and foreign currency options, as fluctuations in exchange rate on our revenue were mostly offset by those same fluctuations in exchange rate on our expenses, providing a natural hedge in foreign jurisdictions. Our exchange rate exposure may change as a result of our current or future operational strategies and we will continue assessing the appropriateness of hedging for our business.
We may be unable to recognize the anticipated benefits of our Restructuring Plan, our new strategic plan, and any future restructuring and strategic plans.
On February 14, 2020, our Board of Directors approved a global restructuring plan, which is intended to support our new strategic plan in an effort to improve operating performance and help ensure that we are appropriately structured and resourced to deliver sustainable value to our shareholders and customers. On February 7, 2023, our Board of Directors approved an integration plan (the “Integration Plan”), which is intended to streamline and simplify operations particularly around recent acquisitions and the resulting redundant operations and offerings, and on May 3, 2023, amended the Integration Plan, to further increase savings. Actual results, including the final costs of these restructuring plans, our new strategic plan and our ability to sustain savings, may differ materially from our expectations, resulting in our inability to realize the expected benefits of these restructuring plans and negatively impact our ability to execute our future plans and strategies, which could have a material adverse effect on our business, financial condition and results of operations.
Changes in tariffs and other export regulations could increase the cost of our products sold to our international customers, which could negatively impact our sales and profitability.
Our international sales operations are subject to extensive laws, governmental regulations and policies, including but not limited to tariffs and other export regulations. Changes in export regulations could increase the cost of our products sold as exports to our international customers. If our international customers are not willing to absorb the incremental costs resulting from those tariffs or other export regulations, it could negatively impact our sales to such customers, as well as our profitability.

We may not be able to achieve financial results within our target goals, and our operating results may fluctuate due to a number of factors, many of which are beyond our control.
Our ability to achieve financial results that are within our goals is subject to a number of factors beyond our control. Moreover, our annual and quarterly operating results have varied significantly in the past and likely will vary significantly in the future. Factors that cause our financial results to fluctuate include, but are not limited to, the following:

•	adverse changes with regard to our contract manufacturer, the manufacturing industry in general and general economic conditions;

•	the effectiveness of sales promotions;

•	geographic expansion in our regions;

•	training and ramp-up time for new sales people;

•	investments in strategic sales, product or other initiatives;

•	investments in technologies and new products and product enhancements, including costs associated with new development and product introductions, and the timing and market acceptance of new products and product enhancements;

•	manufacturing inefficiencies related to new product introductions;

•	excess or obsolete inventory, shrinkage or other inventory losses due to product obsolescence, change in demand for our products, scrap or material price changes;

•	impairment charges of goodwill or intangible assets;

•	expansion of our third-party manufacturer's capability;

•	the size and timing of customer orders, many of which are received towards the end of a quarter;

•	the amount of time that it takes to fulfill orders and ship our products;

•	the length of our sales cycle to new customers;

•	customer order deferrals in anticipation of new products and product enhancements;

•	start-up costs and ramp-up time associated with opening new sales offices outside of the United States;

•	variations in our effective income tax rate and difficulty in predicting our effective tax rate on a quarterly and annual basis; and

•	litigation and regulatory action brought against us.
Any one or a combination of these factors could adversely affect our annual and quarterly operating results in the future and could cause us to fail to achieve our target financial results.
Future impairments of our goodwill, intangible and long-lived assets could adversely affect our financial condition and results of operations.
Because the historical and projected future performance of certain of our recently acquired operations were lower than our expectations, the technologies, intellectual property, know-how and related intangibles were no longer aligned with our go-forward strategies, and due to other initiatives in connection with our new strategic plan, in the second quarter of 2020, we disposed of certain of our operations. See Note 19, “Restructuring” to the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report for further information regarding the impairment. We currently hold a total of $47.9 million in intangible assets, net of accumulated amortization, and $109.5 million in goodwill at December 31, 2023. Additionally, as a result of an assessment over the current development strategy of our internally developed software, we determined a shift in our current resources was necessary towards a more efficient path for subscription based software. Events may occur or circumstances may change such that the carrying value is not recoverable or it becomes more likely than not that the fair value of long-lived assets is reduced below the carrying value of the assets, which could result in a further write-down of our assets.

In addition, certain of our long-lived assets such as leasehold improvements, machinery, equipment, and sales demonstration assets may experience impairment as a result of events such as the closure of sites, introduction of new products, decisions to exit certain products or markets, and changes in technology. We depreciate long-lived assets and amortize intangible assets at levels we believe are adequate; however, an impairment of these assets could have a material adverse impact on our business, financial condition and results of operations.
We may require additional capital to support our liabilities, operations or the growth of our business, and we cannot be certain that this capital will be available on reasonable terms when required, or at all.
On occasion, we may need additional financing for a variety of reasons, including servicing our liabilities, operating or growing our business, responding to business opportunities, undertaking acquisitions, funding stock repurchases, or repaying indebtedness. As of December 31, 2023, the outstanding principal balance of our Convertible Senior Notes was $75 million.
Our ability to refinance or obtain additional financing, if and when required, will depend on investor and lender demand, our operating performance, the condition of the capital markets and other factors. We cannot guarantee that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our existing stockholders may experience dilution. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support the operation or growth of our business could be significantly impaired and our operating results may be harmed. Rising interest rates may reduce our access to equity-linked or debt capital and increase our cost of borrowings, which could adversely impact our business, operating results and financial position.
Inflation in the global economy could negatively impact our business and results of operations.
General inflation in the United States, Europe and other geographies has risen to levels not experienced in recent decades. General inflation, including rising prices for our raw materials and other inputs as well as rising salaries negatively impact our business by increasing our operating expenses. A period of a rising rate of inflation also negatively impacts our business by decreasing the capital for our customers to deploy to purchase our products and services. Inflation may cause our customers to reduce or delay orders for our goods and services thereby causing a decrease in sales of our products and services.
If we fail to establish and maintain effective internal controls over financial reporting, our financial statements could contain a material misstatement, which could adversely affect our business and financial condition.
Under Section 404 of the Sarbanes-Oxley Act of 2002 and the rules promulgated by the SEC, companies are required to conduct a comprehensive evaluation of their internal controls over financial reporting. As part of this process, we are required to document and test our internal controls over financial reporting, management is required to assess and issue a report concerning our internal controls over financial reporting, and our independent registered public accounting firm is required to attest to the effectiveness of our internal controls over financial reporting. Our internal controls over financial reporting may not prevent or detect misstatements because of their inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be prevented or detected on a timely basis. Even effective internal controls over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements.
As described in Part II, Item 9A — Controls and Procedures, of this Annual Report on Form 10-K, we identified a material weakness in our internal control related to information technology general controls (ITGC) in the area of user access over certain IT systems that support the Company’s financial reporting process. A material weakness, as defined by the SEC rules, is a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We have been implementing and continue to implement a remediation plan to address the material weakness. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

If our remediation efforts are insufficient or if additional material weaknesses in internal control over financial reporting are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to revise or restate our financial results, which could materially and adversely affect our business, results of operations and financial condition, restrict our ability to access the capital markets, require us to expend significant resources to correct the material weakness, subject us to fines, penalties or judgments, harm our reputation, adversely affect the trading price of our common stock, or otherwise cause a decline in investor confidence.
Our financial results may be adversely affected by exposure to additional tax liabilities.
As a multinational corporation, we are subject to income tax in the United States and numerous foreign jurisdictions. Our effective tax rate is directly impacted by the application of complex tax laws and regulations and is highly dependent upon the geographic mix of our worldwide earnings or losses, the tax regulations in each country or geographic region in which we operate, and the availability of tax credits and loss carry-forwards. Our provision for income taxes and tax liability in the future could be adversely affected by many factors including, but not limited to, income before taxes being lower than anticipated in countries with lower statutory tax rates and higher than anticipated in countries with higher statutory tax rates, changes in the valuation of deferred tax assets and liabilities, and changes in tax laws, regulations, accounting principles or interpretation of accounting principles. Application of tax laws and regulations is also subject to legal and factual interpretation, judgment, and uncertainty. Further, tax laws are subject to change as a result of changes in fiscal policy and legislation and the evolution of regulations and court rulings.
The income and non-income tax regimes we are subject to or operate under may be subject to significant change. Changes in tax laws or tax rulings, or changes in interpretations of existing laws, could materially affect our financial position and results of operations. Certain countries in Europe, as well as a number of other countries and organizations, have recently proposed or recommended changes to existing tax laws that could significantly increase our tax obligations in many countries where we do business or require us to change the manner in which we operate our business. The Organization for Economic Cooperation and Development (“OECD”) has continued to issue guidelines and proposals related to its Base Erosion and Profit Sharing initiative, which could potentially result in legislative changes to the tax treatment of our foreign operations, as well as impact our effective tax rate and the value of our deferred tax assets.
A valuation allowance may be required for our deferred tax assets, which may reduce our earnings and have a material adverse effect on our business, results of operations and financial condition.
Our balance sheet includes $25.0 million in deferred tax assets. On a quarterly basis, we assess our ability to realize our deferred tax assets to ensure if any valuation allowances are required. The ultimate realization of our deferred tax assets is dependent upon our ability to generate future taxable income in the jurisdiction during the periods in which those deferred tax assets would be deductible. We continue to monitor whether any valuation allowances are necessary, and if we are required to establish a valuation allowance against any of our deferred tax assets, it could have a material adverse effect on our results of operations and financial condition.
Risks Related to Our Outstanding Convertible Notes
Our indebtedness and liabilities could limit the cash flow available for our operations, expose us to risks that could adversely affect our business, financial condition and results of operations and impair our ability to satisfy our existing debt obligations, including the Notes.
On January 24, 2023, we issued $75 million in aggregate principal amount of our Notes. We may also incur additional indebtedness to meet future financing needs. Our indebtedness could have significant negative consequences for our security holders and our business, results of operations and financial condition by, among other things:

•	increasing our vulnerability to adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, which will reduce the amount of cash available for other purposes;

•	limiting our flexibility to plan for, or react to, changes in our business;

•	diluting the interests of our existing stockholders as a result of issuing shares of our common stock upon conversion of the Notes; and

•	placing us at a possible competitive disadvantage with competitors that are less leveraged than us or have better access to capital.
Our business may not generate sufficient funds, and we may otherwise be unable to maintain sufficient cash reserves, to pay amounts due under our indebtedness, including the Notes, and our cash needs may increase in the future. In addition, any future indebtedness that we may incur may contain financial and other restrictive covenants that limit our ability to operate our business, raise capital or make payments under any existing indebtedness. If we fail to comply with these covenants or to make payments under any existing indebtedness when due, then we would be in default under that indebtedness, which could, in turn, result in that and any existing other indebtedness becoming immediately payable in full. Any of the foregoing could have a material adverse effect on our business, results of operations or financial condition.
We may not have sufficient cash to settle conversions of the Notes in cash, to repurchase the Notes upon a fundamental change, or to repay the principal amount of the Notes in cash at their maturity, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the Notes.
Holders of the Notes will have the right to require us to repurchase all or a portion of the Notes upon the occurrence of a fundamental change before the applicable maturity date at a repurchase price equal to 100% of the principal amount of such Notes to be repurchased, plus accrued and unpaid interest or special interest, if any, as described in the indenture governing the Notes. In addition, upon conversion of the Notes, unless we elect to deliver solely shares of our common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of such Notes being converted, as described in the indenture governing the Notes. Moreover, we will be required to repay the Notes in cash at their maturity unless earlier converted, redeemed, or repurchased. However, we may not have enough available cash on hand or be able to obtain financing at the time we are required to make repurchases of such Notes surrendered therefor or pay cash with respect to such series of Notes being converted or at their respective maturity. Further, if the Notes convert and we elect to issue common stock in lieu of cash upon conversion, our existing stockholders could suffer significant dilution.
In addition, our ability to repurchase or pay cash upon conversion or at maturity of the Notes may be limited by law or regulatory authority. Our failure to repurchase Notes following a fundamental change, to pay cash upon conversion, or at maturity, as required by the indenture, would constitute a default under such indenture. A default under such indenture or the fundamental change itself could also lead to a default under agreements governing our existing and future indebtedness. Moreover, the occurrence of a fundamental change under the indenture governing the Notes could constitute an event of default under any such agreement. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay such indebtedness and repurchase the Notes or pay cash with respect to such series of Notes being converted or at maturity of such series of Notes.
The conditional conversion feature of the Notes, if triggered, may adversely affect our financial condition and operating results.
In the event the conditional conversion feature of either series of Notes is triggered, holders of the Notes will be entitled under the indenture governing the Notes to convert the Notes at any time during the specified periods at their option. Upon such event, if one or more holders elect to convert their Notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation in cash, which could adversely affect our liquidity.
The accounting method for the Notes could affect our reported financial condition and results.
The accounting method for reflecting the Notes on our consolidated balance sheets, accruing interest expense for the Notes and reflecting the underlying shares of our common stock in our reported diluted earnings per share may adversely affect our reported earnings and financial condition. In August 2020, the Financial Accounting Standards Board published an Accounting Standards Update (“ASU 2020-06”), which simplified certain of the accounting standards that apply to convertible notes. ASU 2020-06 became effective for us beginning with the fiscal year ending December 31, 2022, including interim periods within that fiscal year.

In accordance with ASU 2020-06, the Notes will be reflected as a liability on our consolidated balance sheets, with the initial carrying amount equal to the principal amount of the Notes, net of issuance costs. The issuance costs will be treated as a debt discount for accounting purposes, which will be amortized into interest expense over the term of the Notes. As a result of this amortization, the interest expense that we expect to recognize for the Notes for accounting purposes will be greater than the cash interest payments we will pay on the Notes, which will result in lower reported income.
In addition, the shares of common stock underlying the Notes will be reflected in our diluted earnings per share using the “if converted” method, in accordance with ASU 2020-06. Under that method, diluted earnings per share would generally be calculated assuming that all the Notes were converted solely into shares of common stock at the beginning of the reporting period, unless the result would be anti-dilutive. The application of the if-converted method may reduce our reported diluted earnings per share to the extent we are profitable in the future, and accounting standards may change in the future in a manner that may adversely affect our diluted earnings per share.
Furthermore, if any of the conditions to the convertibility of the Notes is satisfied, then we may be required under applicable accounting standards to reclassify the liability carrying value of the notes as a current, rather than a long-term, liability. This reclassification could be required even if the conversion option is not exercised, and could materially reduce our reported working capital.
Risks Related To Product Development And Regulatory Process
Product failures or product availability and performance issues could result in increased warranty costs and delays in new product introductions and enhancements, and could adversely affect our business and financial condition.
We regularly introduce new products and enhance existing products. The impact of new product introductions, including the costs associated with new product introductions, such as product development, marketing, assembly line start-up costs and low introductory period production volumes, and manufacturing inefficiencies associated with new product introductions could have an adverse effect on our business and financial condition. Failures in, or performance issues impacting, our new or existing products could result in increased warranty costs, product recall costs, delays in new product introductions or existing product enhancements, and a loss of sales and customers, which would have an adverse effect on our business and financial condition. The supply of raw materials for a new or existing product could be delayed or constrained, or a key vendor could delay shipments, which may decrease product availability, causing a loss of sales and customers.
Increases in the cost and constraints in the availability of raw materials or components used in our products could negatively impact our business and profitability.
Our products contain various raw materials, including steel, steel byproducts, aluminum, aluminum byproducts, resin products and various electronic components. We use raw materials directly in manufacturing and in components that we purchase from our suppliers. These raw materials are subject to extensive laws, governmental regulations, policies, including tariffs and other import restrictions, inflationary pressures, exchange rate fluctuations and supply shortages. Some of the raw materials are obtained from suppliers outside the United States, and to the extent that the quantity or proportion of materials derived from such foreign suppliers increases in the future, our exposure to tariffs and other import restrictions, supply chain disruptions and exchange rate fluctuations may increase. The occurrence and impact of future changes in laws, governmental regulations, policies, inflationary pressures, exchange rate fluctuations and supply shortages cannot be accurately predicted. Changes to the laws, governmental regulations and policies governing these raw materials, including tariffs and other import restrictions, have increased and could continue to increase the cost of such raw materials and, correspondingly, the cost of manufacturing our products. Further, interruptions in global supply chains, inflationary pressures and exchange rate fluctuations have increased and could continue to increase the cost of such raw materials, and have constrained and could continue to constrain the availability of such raw materials. If the costs of our raw materials further increase, whether due to changes in laws, governmental regulations, policies, supply shortages or for other reasons, we may not be able to pass on these costs to our customers, which could have a material adverse effect on our business, results of operations and financial condition. Even in the event that increased costs can be substantially passed through to our customers, our gross margin percentages would decline.

We compete with manufacturers of measurement systems and traditional measurement devices, many of which have more resources than us and may develop new products and technologies.
Our measurement systems compete in the broad and highly competitive market for measurement devices for manufacturing and industrial applications, which, in addition to portable articulated arms, laser trackers, 3D imaging and laser scanner products, consist of fixed-base CMMs, templates and go/no-go gages, check fixtures, handheld measurement tools, and various categories of surveying equipment. In the FaroArm®, FARO ScanArm, FARO Laser TrackerTM, and FARO Focus product lines, we compete primarily with Hexagon Manufacturing Intelligence, a division of Hexagon AB; Automated Precision, Inc.; Artec Europe, S.a.r.l.; Leica Geosystems AG, a division of Hexagon AB; Creaform, a division of Ametek; and Trimble Inc. In the FARO Laser Projector product line, we compete primarily with Virtek Vision International, a division of Gerber Technology LLC. In our cloud based virtual reality capturing software, HolobuilderTM product line, we compete primarily with OpenSpace and StructionSite. We also compete in these product lines with a number of other smaller companies. We compete on the basis of technical innovation, product performance, quality and price with respect to all of our products.
We will be required to make continued investments in technology and product development to maintain the technological advantage that we believe we currently have over our competition. Some of our competitors possess substantially greater financial, technical, and marketing resources than we possess. Moreover, we cannot be certain that our technology or our product development efforts will allow us to successfully compete as the industry evolves. If the market for our measurement systems expands, additional competition may emerge and our existing and future competitors may commit more resources to the markets in which we participate. Our results of operations could be adversely affected by pricing strategies pursued by competitors or technological or product developments by competitors.
We are subject to the impact of governmental and other similar certification processes and regulations, which could adversely affect our business and results of operations.
Our operations are subject to numerous governmental laws and regulations, including those governing antitrust and competition, the environment, collection, recycling, treatment and disposal of covered electronic products and components, import and export of products, currency conversions and repatriation, taxation of foreign earnings and use of local employees and suppliers. An inability to comply with these regulations or obtain any necessary certifications in a timely manner could have an adverse effect on our business and results of operations.
Manufacturers of electrical goods are subject to the European Union’s RoHS2 and WEEE directives, which took effect during 2006. RoHS2 prohibits the use of lead, mercury and certain other specified substances in electronics products, and WEEE makes producers of electrical goods financially responsible for specified collection, recycling, treatment, and disposal of covered electronic products and components. While we currently hold RoHS2 and WEEE registration and believe we are in compliance with the directives of the European Union, including the RoHS2 directive, parallel initiatives are being proposed in other jurisdictions, including several states in the United States and China. If we do not comply with any such initiatives, our sales and results of operations could be materially impacted.
In addition, a number of data protection laws impact, or may impact, the manner in which we collect, process and transfer personal data. Most notably, the European Union’s General Data Protection Regulation (“EU GDPR”), the United Kingdom General Data Protection Regulation and Data Protection Act 2018 (collectively, the “UK GDPR”) and the China personal Information Protection Law adopted in 2021 (the China GDPR”) GDPR together referred to as the “GDPR”). The GDPR imposes comprehensive data privacy compliance obligations in relation to our collection, processing, sharing, disclosure, transfer and other use of data relating to an identifiable living individual or “personal data”, including a principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit.
Further, a number of other regions where we do business, including the United States, the remaining Asia-Pacific region and Latin America, have enacted or are considering new data protection regulations that may impact our business activities that involve the processing of personal data. For example, in the United States, the Federal Trade Commission and state regulators enforce a variety of data privacy issues. In addition, certain states, including California, Colorado, Connecticut, Virginia and Utah, have adopted new or modified privacy and security laws and regulations that may apply to our business. These laws are prompting a wave of similar legislative developments in other states in the United States, which creates the potential for a patchwork of overlapping but different state laws. In order to comply with the varying state laws around data breaches, we must maintain adequate security measures, which require significant investments in resources and ongoing attention.
In addition, U.S. and international laws that have been applied to protect user privacy (including laws regarding unfair and deceptive practices in the U.S. and GDPR in the EU and UK) may be subject to evolving interpretations or applications in light of privacy developments. For example, evolution of laws governing the cross-border transfer of data, such the Court of Justice of the European Union (“CJEU”) invalidating the EU-U.S. Privacy Shield in 2020. The CJEU noted that reliance on the standard contractual clauses alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis, creates additional uncertainty around the legality and logistics of such transfers. The European Commission has since published revised standard contractual clauses for data transfers from the EEA: the revised clauses have been mandatory for relevant transfers since September 27, 2021; existing standard contractual clauses arrangements were required to be migrated to the revised clauses by December 27, 2022. We have or are in the process of implementing revised standard contractual clauses for existing intragroup, customer and vendor arrangements. In addition, the United Kingdom’s Information Commissioner’s Office has published new data transfer standard contracts for transfers from the UK under the UK GDPR. This new documentation was mandatory for relevant data transfers from September 21, 2022; existing standard contractual clauses arrangements must be migrated to the new documentation by March 21, 2024. We will be required to implement the latest UK data transfer documentation for data transfers subject to the UK GDPR, in relation to relevant existing contracts and certain additional contractual arrangements, within the relevant time frames.
Further, European court and regulatory decisions subsequent to the CJEU decision have taken a restrictive approach to international data transfers. Therefore, as the enforcement landscape further develops, and supervisory authorities issue further guidance on international data transfers, we could suffer additional costs, complaints and/or regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes. More generally, compliance with enhanced data protection laws requires additional resources and efforts, and noncompliance with personal data protection regulations could result in increased regulatory enforcement and significant monetary fines and costs.
Failure to comply with the GDPR could result in penalties for noncompliance. Since we are subject to the supervision of relevant data protection authorities under the EU GDPR, the UK GDPR and the China GDPR, we could be fined under each of those regimes independently in respect of the same breach. Penalties for certain breaches are up to the greater of EUR 20 million/ GBP 17.5 million or 4% of our global annual turnover. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease/ change our data processing activities, enforcement notices, assessment notices (for a compulsory audit) and/ or civil claims (including class actions). Outside of the EU, the UK and China, other data privacy regimes may impose similar fines and consequences on the same or greater scale.
Risks generally associated with our information systems or cybersecurity attacks on our systems could adversely affect our business reputation, the results of our business operations and our financial condition.
We rely on the efficient and uninterrupted operation of our information systems and networks, including cloud-based and other third-party services, to obtain, rapidly process, analyze and manage data to, among other things:

•	capture, store, measure, manipulate, interact with and share 4D, 3D and 2D scanned data generated from our products and software;

•	facilitate the purchase and distribution of thousands of inventory items used in the manufacture of our products;

•	develop, maintain and license our software systems used by customers;

•	receive, process and ship orders for our products and software on a timely basis;

•	accurately bill and collect from customers;

•	process payments to suppliers and employees; and

•	summarize results, manage our business and report our financial results.

As with any information systems, unforeseen issues may arise that could affect our ability to receive adequate, accurate and timely financial information, which could in turn inhibit effective and timely business decisions. It is possible that the centers hosting our information systems, or the information systems themselves, could experience a complete or partial shutdown. Such shutdowns, or a significant network disruption, could be the result of a new system implementation, the integration of systems, facility issues, power outages, energy blackouts, telecommunications failures, computer viruses, cyber security attacks, or security breaches, including ransomware, some of which could go undetected for an extended period. We also face the challenge of supporting our older systems, which are vulnerable to increased risks, including the risk of system breaches, failures, and disruptions, and implementing necessary upgrades.
Threats to our information technology security can take a variety of forms. Individuals or groups of hackers, or sophisticated organizations including state-sponsored organizations, may take steps that attack or pose threats to our customers and our information technology infrastructure. If we were to experience a complete or partial shutdown, disruption or attack, it would likely adversely impact our product shipments and net sales, as order processing and product distribution are heavily dependent on our information systems. Such an interruption could also result in a loss of our intellectual property or the release of sensitive competitive information or partner, customer or employee confidential information or personal data. Any loss of such information could harm our competitive position, result in a loss of customer confidence, impact our business reputation, and cause us to incur liability and significant costs to remedy the damages caused by the disruptions or security breaches. In addition, existing or changing laws and regulations governing our responsibility to safeguard private data could result in a significant increase in our operating or capital expenditures which are needed to comply with these laws or regulations. If any of the foregoing events were to occur, our operating results during such periods would be adversely impacted.
We have experienced cybersecurity incidents from time to time as part of our operations. Cybersecurity attacks have been increasing in sophistication and frequency and can include third parties gaining access to employee or customer data using stolen or inferred credentials, computer malware, viruses, spamming, phishing attacks, ransomware, card skimming code, and other deliberate attacks and attempts to gain unauthorized access. Given the dynamic and rapidly evolving nature of cyber threats, we are continually working to maintain reliable information systems to manage our business and improve our ability to deliver our products to our customers worldwide. Our efforts include, but are not limited to the following: firewalls, antivirus protection, patching, logging and monitoring, back-up infrastructure with offsite retention of storage media, system audits, periodic password changes and training of our employees. Our internal information technology and security policies continue to evolve as our business and the nature of the cyber security threats we face changes.
No assurance can be given that our efforts to continue to enhance our information systems and our cyber security capabilities will always be successful. We may experience future unauthorized access and cyber incidents that could result in significant liability, damage to our brand and reputation and materially adversely affect and impact our business, results of operations and financial condition. For further information regarding our Cybersecurity programs, please see Item 1C. Cybersecurity in this Annual Report on Form 10-K.
Our sales to the U.S. government are subject to compliance with regulatory and contractual requirements, and noncompliance could expose us to liability or impede current or future business.
The U.S. Government (the “Government”), as well as state and local governments, can typically terminate or modify their contracts with us either at their discretion or if we default by failing to perform under the terms of the applicable contract, which could expose us to liability and impede our ability to compete in the future for contracts and orders. The failure to comply with regulatory and contractual requirements could subject us to investigations, price reductions, up to treble damages, fines or other sanctions and penalties. Additionally, violations of certain regulatory and contractual requirements could also result in us being suspended or debarred from future government contracting.
We have sold our products and related services to the Government under General Services Administration (“GSA”) Federal Supply Schedule contracts (the “GSA Contracts”) since 2002. Each GSA Contract is subject to extensive legal and regulatory requirements and includes, among other provisions, a price reduction clause (the “Price Reduction Clause”), which generally requires us to reduce the prices billed to the Government under the GSA Contracts to correspond to the lowest prices billed to certain benchmark customers.

Late in the fourth quarter of 2018, during an internal review we preliminarily determined that certain of our pricing practices may have resulted in the Government being overcharged under the Price Reduction Clauses of the GSA Contracts (the “GSA Matter”). As a result, we performed remediation efforts, including but not limited to, the identification of additional controls and procedures to ensure future compliance with the pricing and other requirements of the GSA Contracts. We also retained outside legal counsel and forensic accountants to assist with these efforts and to conduct a comprehensive review of our pricing and other practices under the GSA Contracts. On February 14, 2019, we reported the GSA Matter to the GSA and its Office of Inspector General.
Effective as of February 25, 2021, as a result of the review, we entered into a settlement agreement with the GSA. Pursuant to the settlement agreement, we agreed to, among other things, pay to the GSA $12.3 million in full and final satisfaction of any and all claims, causes of actions, appeals and the like, including damages, costs, attorney's fees and interest arising under or related to the GSA Matter and we no longer have any outstanding liability related to this matter.
For sales to the Government since 2022, we have sold our products and related services through approved distributors. We chose to make this change in our sales strategy to simplify operations and mitigate compliance risk. The Government, as well as state and local governments, can typically terminate or modify their contracts with our distributors either at their discretion or if these distributors default by failing to perform under the terms of their applicable contract, which could impede our ability to compete in the future for contracts and orders.
Any failure to comply with the Foreign Corrupt Practices Act or similar anti-corruption, anti-bribery or anti-money-laundering laws could subject us to fines and penalties.
We utilize third parties to sell our products and services and conduct our business abroad. We and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and, in certain circumstances, we could be held liable for any corrupt or other illegal activities of these third-party business partners and intermediaries, our team members, representatives, contractors, partners and agents, even if we do not authorize such activities. We have policies and controls that are designed to mitigate the risks of non-compliance by our employees and agents, therefore we cannot be assured that all of our team members and agents will comply at all times with our policies and applicable law, for which we may be ultimately held responsible. As we increase our international sales and business, or if we increase our reliance on third parties abroad, our risks under these laws may increase.
For example, in 2012, our monitorship expired pursuant to our settlement with the SEC and the United States Department of Justice (“DOJ”), concerning certain payments made by our subsidiary in China that may have violated the FCPA and other applicable laws. We are, of course, still subject to such laws . However, in light of our prior conduct, any future failure, or alleged failure, to comply with any such continuing obligations could result in the SEC and the DOJ aggressively seeking to impose penalties against us. In addition, many countries in which we operate have increased regulation regarding anti-corruption practices generally. Compliance with such regulations could be costly and could adversely impact our results of operations or delay entry into new markets.
Our failure to comply with trade compliance and economic sanctions laws and regulations of the United States and applicable international jurisdictions could materially adversely affect our reputation and results of operations.
Our business must be conducted in compliance with applicable economic and trade sanctions and export control laws and regulations, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other relevant sanctions authorities. Such laws and regulations prohibit or restrict certain operations, investment decisions and sales activities, including dealings with certain countries or territories, and with certain governments and designated persons. Our global operations expose us to the risk of violating, or being accused of violating, economic and trade sanctions and export control laws and regulations. In addition, our employees, representatives or distributors may engage in conduct for which we might be held responsible. Our failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Despite our compliance efforts and activities, we cannot assure compliance by our employees, distributors or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition and results of operations.
Risks Related to Intellectual Property
Any failure to protect our patents and proprietary rights in the United States and foreign countries could adversely affect our revenues.
Our success depends, in large part, on our ability to obtain and maintain patents and other proprietary rights protection for our processes and products in the United States and other countries. We also rely upon trade secrets, technical know-how and continuing inventions to maintain our competitive position. We seek to protect our technology and trade secrets, in part, by confidentiality agreements with our employees and contractors. However, our employees may breach these agreements, or our trade secrets may otherwise become known or be independently discovered by inventors. If we are unable to obtain or maintain protection of our patents, trade secrets and other proprietary rights, we may not be able to prevent third parties from using our proprietary rights, which could have a material adverse effect on our results of operations.
In addition, despite our efforts to protect our patents and other proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, particularly in foreign countries, and we may be unable to determine the extent, if any, to which unauthorized uses of our products exist. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States.
Our patent protection involves complex legal and technical questions. Our patents may be challenged, narrowed, invalidated or circumvented. Further, we may be able to protect our proprietary rights from infringement by third parties only to the extent that our proprietary processes and products are covered by valid and enforceable patents or are effectively maintained as trade secrets. Furthermore, others may independently develop similar or alternative technologies or design around our patented technologies. Litigation or other proceedings to defend or enforce our intellectual property rights could require us to spend significant time and money, which could have an adverse impact on our financial condition.
Claims from others that we infringed on their intellectual property rights may adversely affect our business and financial condition.
From time to time, we receive notices from others claiming that we infringed on their intellectual property rights. Resolving these claims may require us to enter into royalty or licensing agreements on unfavorable terms, require us to stop selling or to redesign affected products, or require us to pay damages. In addition, from time to time, we are involved in intellectual property lawsuits. We could, in the future, incur judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our financial condition. Any litigation or interference proceedings, regardless of their outcome, may be costly and may require significant time and attention of our management and technical personnel.
Risks Related To Reliance On Third Parties
Our dependence on suppliers for materials could impair our ability to manufacture our products.
Outside vendors provide key components, such as electronic components and semiconductors, used in the manufacture of our products. Any supply interruption in a limited source component would hinder our ability to manufacture our products until a new source of supply is identified. In addition, an uncorrected defect or supplier’s variation in a component, either known or unknown, or incompatibility with our manufacturing processes, could hinder our ability to manufacture our products. We may not be able to find a sufficient alternative supplier in a reasonable period of time, or on commercially reasonable terms, if at all. If we fail to obtain a supplier for the manufacture of components of our products, we may experience delays or interruptions in our operations, which would adversely affect our business, results of operations and financial condition.
World geopolitical conflict, including the Russia Ukraine conflict, has created a humanitarian crisis, materially impacted economic activities, and may materially impact our global and regional operations.
The global economy has been negatively impacted by the military conflict between Russia and Ukraine. Governments including the U.S., United Kingdom, and those of the European Union have imposed export controls on certain products and financial and economic sanctions on certain industry sectors and parties in

Russia which has triggered retaliatory sanctions by the Russian government and its allies. The outcome and future impacts of the conflict remain highly uncertain, continue to evolve and may grow more severe the longer the military action and sanctions remain in effect. Risks associated with the Russian-Ukrainian conflict, as well as other world geopolitical conflicts that have arisen or could arise in the future, include, but are not limited to, adverse effects on political developments and on general economic conditions, including inflation and consumer spending; disruptions to our supply chains; disruptions to our information systems, including through network failures, malicious or disruptive software, or cyberattacks; trade disruptions; energy shortages or rationing that may adversely impact our manufacturing facilities and consumer spending, particularly in Europe; rising fuel and/or rising costs of producing, procuring and shipping our products; our exposure to foreign currency exchange rate fluctuations; and constraints, volatility or disruption in the financial markets.

ITEM 1B.	UNRESOLVED STAFF COMMENTS
None.

ITEM 1C.	CYBERSECURITY
The Company’s Board of Directors (the “Board”) recognizes the critical importance of maintaining the trust and confidence of our customers, clients, business partners and employees. The Board is involved in the oversight of the Company’s risk management program, and cybersecurity represents an important component of the Company’s overall approach to enterprise risk management. The Company’s cybersecurity policies, standards, processes, and practices are being integrated into the Company’s enterprise risk management program and are based on recognized frameworks and other applicable industry standards. In general, the Company seeks to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that the Company collects and stores by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.
Risk Management and Strategy
As part of our overall enterprise risk management approach, the Company’s cybersecurity program framework is focused on the following key areas:
Governance: As discussed in more detail under the heading “Governance” below, the Board receives presentations and interacts with management on cybersecurity readiness.
Collaborative Approach: The Company has implemented a comprehensive, cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.
Technical Safeguards: The Company deploys technical safeguards that are designed to protect the Company’s information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence. We also utilize a managed security provider (the “Security Provider”) to identify and assess vulnerabilities. Our Security Provider monitors our network, does vulnerability scanning, provides event logging services, and raises potential and actual threats with the Company’s security operations center when appropriate.
Incident Response Plan: The Company has established and maintains an incident response plan that governs the Company’s response to a cybersecurity incident, and such plan is evaluated on a regular basis. Potentially material cybersecurity risks and incidents are escalated to management and the Board as applicable.
Third-Party Risk Management: The Company maintains a risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of the Company’s systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.
Education and Awareness: The Company provides regular, mandatory training for personnel regarding cybersecurity threats as a means to equip the Company’s personnel with effective tools to address cybersecurity threats, and to communicate the Company’s evolving information security policies, standards, processes and practices.
The Company engages in the periodic assessment and testing of the Company’s policies, standards, processes and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including audits, assessments, tabletop exercises, vulnerability testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. On occasion, the Company engages third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to the Board and Audit Committee, and the Company adjusts its cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews.

Governance
Our Board and Audit Committee oversee the Company’s cybersecurity risk management. Management presents to, and discusses with, the Board the security of our systems and applications. Our Chief Digital Officer and our Information Security Director (“CDO”), provide strategic and technical leadership for the Company’s cybersecurity program and lead teams across the Company that support the cybersecurity functions. Our CDO has 30 years of experience in IT, including being accountable for IT compliance and security, and previously served as Chief Information Officer for a publicly traded company for 5 years. Our Information Security Director has nearly 30 years of experience in software development and IT, and, for 17 of those years, was responsible for security, compliance and privacy. These executives regularly report to the Chief Executive Officer and Chief Financial Officer with regards to our cybersecurity program and readiness.
Although we experience cybersecurity incidents from time to time as part of operations, these incidents have not had, and are not reasonably likely to have, a material impact on our business strategy, results of operations or financial condition. Any breach of our security measures, or those of our third-party service providers, could result in unauthorized access to and misappropriation of our information, corruption of data or disruption of systems, operations or transactions, any of which could have a material adverse effect on our business strategy, results of operations or financial condition. See “Risk Factors” on page 14 of this Form 10-K for further discussion of the risks related to cybersecurity threats.

ITEM 2.	PROPERTIES
FARO’s facility strategy is to lease properties in the global regions in which we serve our customers with global administrative functions residing in the United States and engineering for key products residing in the locations where the technical expertise exists. We have adopted a hybrid work strategy that reduces the overall need for leased square footage.
The Americas
Our operations in the Americas are primarily located in leased facilities in Lake Mary, Florida, which consists of approximately 35,000 square feet and Exton, Pennsylvania, which consists of approximately 90,400 square feet, of which 73,400 square feet is being used for operations at December 31, 2023. In these facilities, we house our sales, marketing, customer service, research and development, service and administrative functions. We also lease a facility in Nuevo Leon, Mexico containing service and sales operations, which consists of approximately 23,000 square feet.
Europe/Middle East/Africa
In Europe, the Middle East, and Africa (“EMEA”), our primary operations are located in a leased facility in Stuttgart, Germany containing approximately 105,300 square feet, of which 10,900 square feet is being used for operations at December 31, 2023. This facility houses the research and development, administration, sales, marketing and service management personnel for our EMEA operations. Additionally, we also have a leased service and sales facility located in Warwickshire, England consisting of approximately 12,700 square feet and Nottingham, England consisting of approximately 8,300 square feet. These facilities house additional research and development, administration, sales, marketing and service management personnel for our EMEA operations.
Asia-Pacific
In Asia-Pacific (“APAC”), our primary operations are located in leased facilities in Singapore containing approximately 22,000 square feet, of which 11,400 square feet is being used for operations at December 31, 2023, Nagoya, Japan containing approximately 15,900 square feet, Shanghai, China containing approximately 24,700 square feet and New Delhi, India containing approximately 10,510 square feet. These facilities house our sales, service and administrative functions in support of our APAC operations.
We believe our current facilities and third-party resources will be adequate for our needs in 2024 and that we will be able to locate suitable space for additional regional offices or enhanced production needs as necessary.
As part of our Integration Plan, we have abandoned several office buildings under operating leases. See Note 19 Restructuring in the notes to the consolidated financial statements included in Part II, Item 8, “Financial Statements and Supplementary Data” of this Annual Report for additional information regarding our facilities consolidation efforts.

The information required by the remainder of this Item is incorporated herein by reference to Exhibit 99.1 to this Annual Report.

ITEM 3.	LEGAL PROCEEDINGS
We are involved in disputes, claims and other legal actions arising in the normal course of our business. Although it is not possible to predict the outcome of these matters, we believe that the results of these proceedings will not have a material adverse effect on our business, financial condition or results of operations. However, any litigation, regardless of its outcome, may be costly and may require significant time and attention of our management and technical personnel.

ITEM 4.	MINE SAFETY DISCLOSURES
None.

PART II

ITEM 5.	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES
Market Information and Holders
Our common stock is listed and traded on the Nasdaq Global Select Market under the symbol “FARO”.
As of February 19, 2024, we had 34 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees.
Dividends
To date, we have not paid any cash dividends on our common stock. We expect to retain future earnings for use in operating and expanding our business, and we do not anticipate paying any cash dividends in the reasonably foreseeable future.
Recent Sales of Unregistered Securities
There were no sales of unregistered securities during the year ended December 31, 2023.
Purchases of Equity Securities
On November 24, 2008, our Board of Directors approved a $30.0 million share repurchase program. Subsequently, in October 2015, our Board of Directors authorized an increase to the existing share repurchase program from $30.0 million to $50.0 million. In December 2018, our Board of Directors authorized management to utilize the share repurchase program, beginning January 1, 2019, to maintain the number of our issued and outstanding shares to address the dilutive impact of stock options exercises and the settlement of restricted stock units. Acquisitions for the share repurchase program may be made from time to time at prevailing prices as permitted by securities laws and other legal requirements and subject to market conditions and other factors under this program. The share repurchase program may be discontinued at any time. There is no expiration date or other restriction governing the period over which we can repurchase shares under the program. We made no stock repurchases during the years ended December 31, 2023, 2022 and 2021 under this program. As of December 31, 2023, we had remaining authorization to repurchase $18.3 million of the $50.0 million authorized by our Board of Directors under the existing share repurchase program.
Performance Graph
The following performance graph and related information shall not be deemed to be “soliciting material” or to be “filed” with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.
The following graph shows a comparison of the cumulative total stockholder return on our common stock with the cumulative total returns of the NASDAQ Composite Index and the Russell 2000 Index.
The graph tracks the performance of a $100 investment in our common stock and in each of the indexes during the last five fiscal years ended December 31, 2023. Data for the NASDAQ Composite Index and the Russell 2000 Index assume reinvestment of dividends.

The comparison in the graph below is based on historical data. The stock price performance shown on the graph is not necessarily indicative of future price performance.

Company/Market/Peer Group	2018	2019	2020	2021	2022	2023
FARO Technologies, Inc.	$100.00	$123.89	$173.79	$172.29	$72.36	$55.42
Nasdaq Composite-Total Returns	$100.00	$136.69	$198.10	$242.03	$163.28	$236.17
Russell 2000	$100.00	$125.52	$150.58	$172.90	$137.56	$160.85

ITEM 6.	Reserved.

ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following information should be read in conjunction with our Consolidated Financial Statements, including the notes thereto, included in Part II, Item 8 of this Annual Report.
Amounts reported in millions within this Annual Report are computed based on the amounts in thousands. As a result, the sum of the components reported in millions may not equal the total amount reported in millions due to rounding. Certain columns and rows within the tables that follow may not add due to the use of rounded numbers. Percentages presented are calculated based on the respective amounts in thousands.
Overview
We are a global technology company that designs, develops, manufactures, markets and supports software driven, three-dimensional (“3D”) measurement, imaging, and realization solutions for the manufacturing, architecture, engineering and construction (“AEC”), Operations and Maintenance (“O&M”) and public safety analytics markets. We enable our customers to capture, measure, manipulate, interact with and share 4D, 3D and 2D data from the physical world in a virtual environment and then translate this information back into the physical domain. Our broad technology set equips our customers with a wide range of 3D capture technologies that range from ultra-high accuracy laser-scanner-based technology to lower accuracy, photogrammetry-based technology. Our FARO suite of 3D products and software solutions are used for inspection of components and assemblies, rapid prototyping, reverse engineering, documenting large volume or structures in 3D, surveying and construction, construction management, assembly layout, machine guidance as well as in investigation and reconstructions of crash and crime scenes. We sell the majority of our solutions through a direct sales force, with an increasing volume being sold through an indirect channel across a range of industries including automotive, aerospace, metal and machine fabrication, surveying, architecture, engineering and construction, public safety forensics and other industries.
We derive our revenues primarily from the sale of our measurement equipment and related multi-faceted software programs. Revenue related to these products is generally recognized upon shipment. In addition, we sell extended warranties and training and technology consulting services relating to our products. We recognize the revenue from hardware service contracts and software maintenance contracts on a straight-line basis over the contractual term, and revenue from training and technology consulting services when the services are provided.
We operate in international markets throughout the world and maintain sales offices in Brazil, China, Germany, India, Italy, Japan, Mexico, Singapore, South Korea, Spain, Switzerland, Thailand, the United Kingdom and the United States.
Sanmina currently manufactures our FARO Quantum Max Arm, FARO Focus Laser Scanner, FARO Laser Tracker and our FARO Laser Projector products in their facility located in Thailand. We expect these third-party manufacturing facilities to have the production capacity necessary to support our volume requirements during 2024.
We account for wholly-owned foreign subsidiaries in the currency of the respective foreign jurisdiction; therefore, fluctuations in exchange rates may have an impact on the value of the intercompany account balances denominated in different currencies and reflected in our consolidated financial statements. We have not used off-balance sheet financial instruments to hedge exposure to foreign currency exchange rates, including cross-currency swaps, forward contracts and foreign currency options, as fluctuations in exchange rate on our revenue were mostly offset by those same fluctuations in exchange rate on our expenses, providing a natural hedge in foreign jurisdictions. We have not used hedging instruments in the past as fluctuations in exchange rate on our revenue were mostly offset by those same fluctuations in exchange rate on our expenses, providing a natural hedge in foreign jurisdictions. Our exchange rate exposure may change as a result of our current or future operational strategies and we will continue assessing the appropriateness of hedging for our business.
Executive Summary
Our executive leadership team is comprised of functional leaders in areas such as sales, marketing, operations, research and development and general and administrative, and resources are allocated to each function at a consolidated unit level. Our Chief Executive Officer (“CEO”) who is also our Chief Operating Decision Maker (“CODM”) allocates resources and evaluates performance with respect to operations, operating results or planning at the total Company level. We report as one reporting segment that develops, manufactures, markets, supports and sells a suite of 3D imaging and software solutions.

Over the past three years, we strategically pursued growth and long-term profitability through a combination of strategic acquisitions to bolster our investment in software development, increase gross margin, optimizing working capital and targeted restructuring initiatives to lower our operating expense base.
Acquisitions
On June 4, 2021, we acquired Holobuilder, a company focused on a 360" photo software platform which delivers hardware agnostic image capture, registration and viewing to the Construction and Digital Twin market. With an initial focus on construction management, Holobuilder’s technology platform provides general contractors a solution to efficiently capture and virtually manage construction progress using off-the-shelf 360" cameras.
On September 1, 2022, we acquired UK-based NGH Holdings Limited and its subsidiaries (collectively, “GeoSLAM”), a leading provider of mobile scanning solutions with proprietary high-productivity simultaneous localization and mapping (“SLAM”) software. GeoSLAM's software enables mobile 3D documentation of indoor or enclosed environments without the need for global positioning system (“GPS”). GeoSLAM’s products and solutions are primarily used today in the geospatial and mining markets. However, there is a growing demand for high productivity mobile scanning in the construction, operations and maintenance markets as well.
On December 1, 2022, we acquired SiteScape Inc. (“SiteScape”), an innovator in light detecting and ranging (“LiDAR”) 3D scanning software solutions for the architecture, engineering and construction (“AEC”) and operations and maintenance (“O&M”) markets. SiteScape enables LiDAR equipped mobile devices to easily capture indoor spaces digitally, providing a readily available entry-point to scanning physical spaces for a broad range of applications. The SiteScape software is available for all LiDAR equipped iPhone operating system (“iOS”) devices, which enables quick and easily accessible data capture to be available to the consumer-based market.
Restructuring
On February 14, 2020, our Board of Directors approved a global restructuring plan (the “Restructuring Plan”) to improve operating performance and help ensure that we are appropriately structured and resourced to deliver sustainable value to our shareholders and customers. Key activities under the Restructuring Plan have targeted and achieved approximately $40 million in annualized savings. We believe we have successfully redefined our go-to-market strategy to place an increased focus on our customers and to help enable our sales employees, supported by our talented pool of field application engineers, to sell all product lines globally.
In conjunction with the Restructuring Plan, on July 15, 2021, we entered into a manufacturing services agreement (the “Agreement”) with Sanmina Corporation (“Sanmina”). Under the Agreement, Sanmina provides manufacturing services for the Company’s measurement device products previously manufactured by the Company at the Company’s Lake Mary, Florida, Exton, Pennsylvania, Stuttgart, Germany and Portugal manufacturing sites. This phased transition to a Sanmina production facility was completed at the beginning of the third quarter of 2022, as part of our cost reduction initiative. As a result of an evaluation on the usage of our manufacturing spaces, we decided to abandon 17,000 square feet of unused space at our Exton, Pennsylvania facility in the third quarter of 2022. Since the approval of the Restructuring Plan, we have incurred total restructuring charges of $25.8 million and have paid $24.8 million, primarily consisting of severance and related benefits.
In connection with the Restructuring Plan, we recorded a total pre-tax charge of approximately $4.6 million for the year ended December 31, 2022, which included expenses to be paid in cash of $3.0 million, primarily consisting of severance and related benefits, professional fees and other related charges and a non-cash expense of $1.6 million, consisting of the impairment of assets. We paid $6.4 million for the year ended December 31, 2022, primarily consisting of severance and related benefits.
On February 7, 2023, our Board of Directors approved an integration plan (the “Integration Plan”), which is intended to streamline and simplify operations, particularly around our recent acquisitions and the resulting redundant operations and offerings. The Integration Plan was amended on May 3, 2023, and the Board approved increases to both the expected pre-tax charges and the annualized cost savings. Key activities under the Integration Plan include a planned decrease in headcount, consolidation of our cloud-based offerings from 3 platforms (2 acquired, 1 organic) into a single customer offering, and the optimization of our facility assets to align with current and expected future utilization. We expected to incur total pre-tax charges in the range of $22 million to $28 million, at the inception of the Integration Plan, predominantly through the first half of 2024, with a targeted annualized savings of approximately $20 million to $30 million. As of December 31, 2023, in relation with the Integration Plan, we have incurred total restructuring charges of $26.1 million, and have made cash payments of $8.7 million, primarily consisting of severance and related benefits, inventory impairment charges and right-of-use asset impairment charges.
Substantially all of our planned activities under the Restructuring Plan and the Integration Plan are complete and as part of our final steps, we expect to potentially incur remaining pre-tax charges in the range of $0.5 million to $1.0 million through the first half of fiscal year 2024.
Faro Sphere and the Unified Software Environment
FARO Sphere XG is our new cloud-based platform that is the foundation to our new software and solution strategy. Our objective is to provide differentiated value by offering workflow enhancements which include data uploads from any location, access to our existing suite of 3D software applications, cloud-based data analysis and global user access. FARO Sphere XG represents the next step into expansion of our cloud-based software offerings that we believe will deliver greater value to our customers and to our shareholders. The FARO Sphere XG environment could be adopted globally across a wide range of markets, including construction management, facilities, operations and maintenance, robotic simulation and incident preplanning. This potential adoption would lead to an increase in the number of users and thus enable revenue growth of our software and a shift toward increased levels of recurring revenue over time. We released the first phase of FARO Sphere to our customers during the second quarter of 2022 with the next generation with additional features and functionality FARO Sphere XG announced on October 23, 2023 which is the culmination of the consolidation of our cloud-based offerings into a single unified software environment.
Revenue from our current software products was $44.4 million, $44.4 million and $45.1 million for the years ended December 31, 2023, December 31, 2022, and December 31, 2021, respectively. Our recurring revenue which is comprised of hardware service contracts, software maintenance contracts, and subscription based software applications was $67.5 million, $68.3 million, and $64.1 million for the years ended December 31, 2023, December 31, 2022, and December 31, 2021, respectively.
Sanmina Relationship Components: As presented on our Consolidated Balance Sheets
In order to provide greater transparency on our financial transactions with Sanmina, the following table presents the components of Sanmina relationship with the Company, as presented on our consolidated balance sheets as of December 31, 2023 and December 31, 2022.

	December 31, 2023	December 31, 2022
Current Assets:
Prepaid expenses and other current assets	$9,540	$14,674
Current Liabilities:
Accounts payable(1)	$6,454	$5,137

(1)	As of December 31, 2023, we had a net payable balance of $6.5 million, which includes $5.4 million of accounts receivable due from Sanmina and $11.9 million of accounts payable owed to Sanmina. As of December 31, 2022, we had a net payable balance of $5.1 million, which included $10.6 million of accounts receivable due from Sanmina and $15.7 million of accounts payable owed to Sanmina.
The amounts presented in the table above are based on the balances in the above captions, as of the dates indicated, and do not reflect our entire financial relationship with Sanmina.
COVID-19 and Impact On Our Business
Our business is vulnerable to the economic effects of pandemics and other public health crises, including the COVID-19 pandemic and related variants. While we experienced less of an impact in 2023 (compared to prior years) due to the COVID-19 pandemic and related variants on our employees, operations and supply chain, any resurgence could again impact our workforce, cause demand disruptions, impact material availability and product production and result in shipment challenges. Any one of these adverse events could materially impact our business, financial condition, and results of operations.

Results of Operations
We have elected to omit discussion on the earliest of the three years covered by the consolidated financial statements presented. The discussion of our fiscal 2022 performance compared to our fiscal 2021 performance and our financial condition is incorporated by reference to Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” located in our Form 10-K for the fiscal year ended December 31, 2022, filed on February 15, 2023.
2023 Compared to 2022

	Years ended December 31,
	2023		2022		Change ($) 2023 vs 2022
(dollars in thousands)	% of Sales		% of Sales
Sales
Product	$278,572	77.6%	$265,280	76.7%	$13,292
Service	80,259	22.4%	80,485	23.3%	(226)
Total sales	358,831	100.0%	345,765	100.0%	13,066
Cost of sales
Product	150,472	41.9%	123,836	35.8%	26,636
Service	43,360	12.1%	46,166	13.4%	(2,806)
Total cost of sales	193,832	54.0%	170,002	49.2%	23,830
Gross profit	164,999	46.0%	175,763	50.8%	(10,764)
Operating expenses
Selling, general and administrative	157,336	43.8%	146,657	42.4%	10,679
Research and development	41,806	11.7%	49,415	14.3%	(7,609)
Restructuring costs	15,393	4.3%	4,614	1.3%	10,779
Total operating expenses	214,535	59.8%	200,686	58.0%	13,849
Loss from operations	(49,536)	(13.8)%	(24,923)	(7.2)%	(24,613)
Other (income) expense
Interest expense (income)	3,348	0.9%	(36)	—%	3,384
Other expense (income), net	1,178	0.3%	(3,236)	(0.9)%	4,414
Loss before income tax	(54,062)	(15.1)%	(21,651)	(6.3)%	(32,411)
Income tax expense	2,515	0.7%	5,105	1.5%	(2,590)
Net loss	$(56,577)	(15.8)%	$(26,756)	(7.7)%	$(29,821)
Consolidated Results
Sales. Total sales increased by $13.1 million, or 3.8%, to $358.8 million for the year ended December 31, 2023 from $345.8 million for the year ended December 31, 2022. Total product sales increased by $13.3 million, or 5.0%, to $278.6 million for the year ended December 31, 2023 from $265.3 million for the year ended December 31, 2022. The increase in product sales is primarily due to continued demand for our Quantum Max Arms, Laser Scanner and Tracker products and the addition of the full-year sales of GeoSLAM products. Service sales remained fairly consistent with $80.3 million for the year ended December 31, 2023, compared to $80.5 million for the year ended December 31, 2022.
Gross profit. Gross profit decreased by $10.8 million, or 6.1%, to $165.0 million for the year ended December 31, 2023 from $175.8 million for the year ended December 31, 2022. Gross margin decreased to 46.0% for the year ended December 31, 2023 from 50.8% in the prior year period. Gross margin from product revenue decreased by 7.3 percentage points to 46.0% for the year ended December 31, 2023 from 53.3% in the prior year period. This decrease in gross profit from product revenue was primarily due to $9.3 million in inventory impairment charges incurred during 2023 as a part of our Integration Plan, higher material costs and costs from GeoSLAM products. Gross margin from service revenue increased by 3.4 percentage points to 46.0% for the year ended December 31, 2023 from 42.6% for the prior year period, primarily due to higher service component pricing with relatively consistent fixed cost structure.

Selling, general and administrative expenses. Selling, general and administrative (“SG&A”) expenses increased by $10.6 million, or 7.3%, to $157.3 million, for the year ended December 31, 2023 from $146.7 million for the year ended December 31, 2022. This increase was primarily driven by higher compensation expenses and the full year impact from consolidating GeoSLAM and SiteScape. SG&A expenses as a percentage of sales increased to 43.8% for the year ended December 31, 2023 from 42.4% for the year ended December 31, 2022.
Research and development expenses. Research and development expenses decreased by $7.6 million, or 15.4%, to $41.8 million for the year ended December 31, 2023 from $49.4 million for the year ended December 31, 2022. This decrease was primarily due to the cost savings realized from the Restructuring Plan and the Integration Plan. Research and development expenses as a percentage of sales decreased to 11.7% for the year ended December 31, 2023 from 14.3% for the year ended December 31, 2022.
Restructuring costs. In February 2023, we initiated the Integration Plan to streamline and simplify operations, particularly around our recent acquisitions and the resulting redundant operations and offerings. The Integration Plan was amended on May 3, 2023. Restructuring costs included in operating expenses increased by $10.8 million, or 233.6% to $15.4 million for the year ended December 31, 2023 from $4.6 million for the year ended December 31, 2022. The 2023 costs of $15.4 million were driven primarily by severance and related benefits charges and professional fees, and non-cash impairment of right-of-use assets and leasehold improvement assets related to facilities optimization as a part of the Integration Plan. The 2022 costs of $4.6 million were primarily driven by severance and related benefit charges for the Restructuring Plan.
Interest (income) expense, net. For the year ended December 31, 2023, we recorded interest expense of $3.3 million compared with interest income of less than $0.1 million for the year ended December 31, 2022. This change was primarily due to interest expense associated with the Convertible Senior Notes due 2028 (the “Notes”) issued in January 2023.
Other (income) expense, net. Other expense was $1.2 million for the year ended December 31, 2023 compared to other income of $3.2 million for the year ended December 31, 2022. This change was primarily driven by the effect of foreign exchange rates on our non-U.S.-dollar-denominated balance sheet.
Income tax expense (benefit). Income tax expense for the year ended December 31, 2023 was $2.5 million compared with $5.1 million for the year ended December 31, 2022. Our effective tax rate was -4.7% for the year ended December 31, 2023 compared to -23.6% for the year ended December 31, 2022. The decrease in tax expense for the year ended December 31, 2023, is primarily related to the release of valuation allowances in certain jurisdictions. The rate variance between the fiscal years ending December 31, 2023 and December 31, 2022 arises mainly from the increase in the pretax loss, and the absence of tax benefits for losses in the US and Singapore due to their valuation allowance position
Net (loss) income. Net loss was $56.6 million for the year ended December 31, 2023 compared with net loss of $26.8 million for the year ended December 31, 2022, reflecting the impact of the factors described above.
Liquidity and Capital Resources
Cash and cash equivalents increased by $39.0 million to $76.8 million at December 31, 2023 from $37.8 million at December 31, 2022. We also had $19.5 million in U.S. Treasury Bills recorded as short-term investments on our consolidated balance sheet. The increase in Cash and cash equivalents was primarily driven by our issuance of the Notes and favorable operating cash generation.
Cash used in operating activities was $1.1 million during the year ended December 31, 2023 compared to $24.9 million of cash used in operating activities during the year ended December 31, 2022. The decreased cash usage was primarily due to favorable working capital changes, partially offset by cash payments in connection with the Integration Plan.
Cash used in investing activities during the year ended December 31, 2023 was $33.5 million compared with cash flows used in investing activities of $49.9 million during the year ended December 31, 2022. The decrease was primarily due to acquisitions of businesses and minority share investments, net of cash received in the amount of $33.0 million in 2022, partially offset by purchase of short-term investments of $19.5 million and lower spending on technology development, patents and licenses in 2023 as compared with 2022.

Cash flows provided by financing activities during the year ended December 31, 2023 was $71.3 million compared with cash flows provided by financing activities of $1.0 million during the year ended December 31, 2022. Financing cash increase was driven by the Company's issuance of the Notes. The Notes are general senior unsecured obligations of the Company.
Of our cash and cash equivalents, $47.4 million was held by foreign subsidiaries as of December 31, 2023. On December 22, 2017, the United States enacted the U.S. Tax Cuts and Jobs Act, resulting in significant modifications to existing law, which included a transition tax on the mandatory deemed repatriation of foreign earnings. As a result of the U.S. Tax Cuts and Jobs Act, the Company can repatriate foreign earnings and profits to the U.S. with minimal U.S. income tax consequences, other than the transition tax and global intangible low-taxed income (“GILTI”) tax. The Company reinvested a large portion of its undistributed foreign earnings and profits in acquisitions and other investments and intends to bring back a portion of foreign cash in certain jurisdictions where the Company will not be subject to local withholding taxes and which were subject already to transition tax and GILTI tax. Also, the United States recently enacted the Inflation Reduction Act, which introduced a 15% minimum tax on book income and a 1% excise tax on stock buybacks.
On November 24, 2008, our Board of Directors approved a $30.0 million share repurchase program. Subsequently, in October 2015, our Board of Directors authorized an increase to the existing share repurchase program from $30.0 million to $50.0 million. In December 2018, our Board of Directors authorized management to utilize the share repurchase program, beginning January 1, 2019, to maintain the number of our issued and outstanding shares to address the dilutive impact of stock options exercises and the settlement of restricted stock units. Acquisitions for the share repurchase program may be made from time to time at prevailing prices as permitted by securities laws and other legal requirements and subject to market conditions and other factors under this program. The share repurchase program may be discontinued at any time. There is no expiration date or other restriction governing the period over which we can repurchase shares under the program. We made no stock repurchases during the years ended December 31, 2022 and 2021 under this program. As of December 31, 2023, we had remaining authorization to repurchase $18.3 million of the $50.0 million authorized by our Board of Directors under the existing share repurchase program.
The Company's material cash requirements include the following contractual and other obligations:
Debt
On January 24, 2023, the Company issued $75 million aggregate principal amount of 5.50% Notes due 2028. The Notes will mature on February 1, 2028, unless earlier redeemed, repurchased or converted. The Notes bear interest from January 24, 2023, at a rate of 5.50% per annum payable semiannually in arrears on February 1 and August 1 of each year, beginning August 1, 2023. The Notes may bear additional interest under specified circumstances relating to the Company’s failure to comply with its reporting obligations under the indenture governing the Notes or if the Notes are not freely tradeable as required by the indenture. Total interest expense associated with the convertible senior notes is $20.7 million, of which $4.1 million is due within 12 months.
Contractual obligations
We lease certain facilities under non-cancellable operating lease arrangements. As of December 31, 2023, we had fixed lease payment obligations of $18.8 million, with $6.3 million payable within 12 months. See Note 17 Leases for additional information regarding our lease obligations.
We believe that our working capital and anticipated cash flow from operations will be sufficient to fund our short- and long-term liquidity operating requirements for at least the next 12 months and beyond.
We have no off-balance sheet arrangements.

Critical Accounting Policies
The preparation of our consolidated financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as disclosure of contingent assets and liabilities. We base our estimates on historical experience, along with various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Some of these judgments can be subjective and complex and, consequently, actual results may differ from these estimates under different assumptions or conditions. While for any given estimate or assumption made by our management that there may be other estimates or assumptions that are reasonable, we believe that, given the current facts and circumstances, it is unlikely that applying any such other reasonable estimate or assumption would materially impact the financial statements.
In response to the SEC's financial reporting release, FR-60, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies,” we have selected our critical accounting policies for purposes of explaining the methodology used in our calculation, in addition to any inherent uncertainties pertaining to the possible effects on our financial condition. The critical policies discussed below are our processes of recognizing revenue, the reserve for excess and obsolete inventory, income taxes, the reserve for warranties, goodwill impairment, business combinations and stock-based compensation. These policies affect current assets, current liabilities and operating results and are therefore critical in assessing our financial and operating status. These policies involve certain assumptions that, if incorrect, could have an adverse impact on our operating results and financial position.
Revenue Recognition
For arrangements with multiple performance obligations, which represent promises within an arrangement that are capable of being distinct, we allocate revenue to all distinct performance obligations based on their relative standalone selling prices (“SSP”). When available, we use observable prices to determine the SSP. When observable prices are not available, SSPs are established that reflect our best estimates of what the selling prices of the performance obligations would be if they were sold regularly on a standalone basis.
Revenue related to our measurement and imaging equipment and related software is generally recognized upon shipment from our facilities or when delivered to the customer's location, as determined by the agreed upon shipping terms, at which time we are entitled to payment and title and control has passed to the customer. Fees billed to customers associated with the distribution of products are classified as revenue. We generally warrant our products against defects in design, materials and workmanship for a period of one to two years. A provision for estimated future costs relating to warranty expense is recorded when products are shipped. To support our product lines, we also sell hardware service contracts that typically range from one year to three years. Hardware service contract revenues are recognized on a straight-line basis over the term of the contract. Costs relating to hardware service contracts are recognized as incurred. Revenue from sales of licensed software only is recognized when no further significant production, modification or customization of the software is required and when the risks and rewards of ownership have passed to the customer. These software arrangements generally include short-term maintenance that is considered post-contract support (“PCS”), which is considered to be a separate performance obligation. We generally establish a standalone sales price for this PCS component based on our software maintenance contract renewals. Software maintenance contracts, when sold, are recognized on a straight-line basis over the term of the contract. Revenue from sales of subscription based software are recognized as such services are performed and are deferred when billed in advance of the performance of services. Revenues resulting from sales of comprehensive support, training and technology consulting services are recognized as such services are performed and are deferred when billed in advance of the performance of services. Payment for products and services is collected within a short period of time following transfer of control or commencement of delivery of services, as applicable. Revenues are presented net of sales-related taxes.
Reserve for Excess and Obsolete Inventory
Because the value of inventory that will ultimately be realized cannot be known with exact certainty, we rely upon both past sales history and future sales forecasts to provide a basis for the determination of the reserve. Inventory is considered potentially obsolete if we have withdrawn those products from the market or had no sales of the product for the past 12 months and have no sales forecasted for the next 12 months. Inventory is considered potentially excess if the quantity on hand exceeds 12 months of expected remaining usage. The resulting obsolete and excess parts are then reviewed to determine if a substitute usage or a future need exists. Items without an identified current or future usage are reserved in an amount equal to 100% of the first-in first-out cost of such inventory. Our products are subject to changes in technologies that may make certain of our products or their components obsolete or less competitive, which may increase our historical provisions to the reserve. We review these assumptions regularly for all of our inventories which include sales demonstration and service inventories.
Income Taxes
We review our deferred tax assets on a regular basis to evaluate their recoverability based upon expected future reversals of deferred tax liabilities, projections of future taxable income, and tax planning strategies that we might employ to utilize such assets, including net operating loss carryforwards. Based on the positive and negative evidence of recoverability, we establish a valuation allowance against the net deferred assets of a taxing jurisdiction in which we operate, unless it is “more likely than not” that we will recover such assets through the above means. Our evaluation of the need for the valuation allowance is significantly influenced by our ability to achieve profitability and our ability to predict and achieve future projections of taxable income.
Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of operating a global business, there are many transactions for which the ultimate tax outcome is uncertain. We establish provisions for income taxes when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold as described by Financial Accounting Standards Board (“FASB”) ASC Topic 740, which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. In the ordinary course of business, we are examined by various federal, state, and foreign tax authorities. We regularly assess the potential outcome of these examinations and any future examinations for the current or prior years in determining the adequacy of our provision for income taxes. We assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that gave rise to a revision become known.
Reserve for Warranties
We establish at the time of sale a liability for the one or two year warranty included with the initial purchase price of our products, based on our assessment of the costs that will have to be incurred to satisfy warranty obligations on recorded net sales. The warranty period is measured in installation-months for each major product group. The warranty expense is estimated by applying the actual total repair expenses for each product group in the prior period and determining a rate of repair expense per installation-month. This repair rate is multiplied by the number of installation-months of warranty for each product group to determine the provision for warranty expenses for the period. We evaluate our exposure to warranty costs at the end of each period using the estimated expense per installation-month for each major product group, the number of units remaining under warranty, and the remaining number of months each unit will be under warranty. We have a history of new product introductions and enhancements to existing products, which may result in unforeseen issues that increase our warranty costs. While such expenses have historically been within expectations, we cannot guarantee this will continue in the future.
Goodwill Impairment
Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. We do not amortize goodwill; however, we perform an annual review each year, or more frequently if indicators of potential impairment exist (i.e., that it is more likely than not that the fair value of the reporting unit is less than the carrying value), to determine if the carrying value of the recorded goodwill or indefinite lived intangible assets is impaired.
Each period, we can elect to perform a qualitative assessment to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If we believe, as a result of our qualitative assessment, that it is not more likely than not that the fair value of a reporting unit containing goodwill is less than its carrying amount, then the quantitative goodwill impairment test is necessary. If we elect to bypass the qualitative assessment option, or if the qualitative assessment was performed and resulted in the Company being unable to conclude that it is not more likely than not that the fair value of a reporting unit containing goodwill is greater than its carrying amount, we will perform the quantitative goodwill impairment test. We perform the quantitative goodwill impairment test by calculating the fair value of the reporting unit using a discounted cash flow method and market approach method, and then comparing the respective fair value with the carrying amount of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, we impair goodwill for the excess amount of the reporting unit compared to its fair value, not to be reduced below zero. Management concluded there was no goodwill impairment for the years ended December 31, 2023 and 2022.
Business Combinations
We allocate the fair value of purchase consideration to the assets acquired and liabilities assumed based generally on their fair values at the acquisition date. The excess of the fair value of purchase consideration over the fair value of the assets acquired and liabilities assumed is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Critical estimates in valuing intangible assets include, but are not limited to, expected future cash flows, which include consideration of future growth rates and margins, customer attrition rates, future changes in technology and brand awareness, loyalty and position, and discount rates. Critical estimates are also made in valuing contingent considerations, which represent arrangements to pay former owners based on the satisfaction of performance criteria. Fair value estimates are based on the assumptions management believes a market participant would use in pricing the asset or liability. Amounts recorded in a business combination may change during the measurement period, which is a period not to exceed one year from the date of acquisition, as additional information about conditions existing at the acquisition date becomes available.
Stock-Based Compensation
We measure and record compensation expense using the applicable accounting guidance for share-based payments related to stock options, restricted stock awards, restricted stock units and market-based awards granted to our directors and employees. The fair value of stock options, including performance awards, without a market condition is determined by using the Black-Scholes option valuation model. The fair value of restricted stock units and stock options with a market condition is estimated, at the date of grant, using the Monte Carlo Simulation valuation model. The Black-Scholes and Monte Carlo Simulation valuation models incorporate assumptions as to stock price volatility, the expected life of options or awards, a risk-free interest rate and dividend yield. In valuing our stock options, significant judgment is required in determining the expected volatility of our common stock and the expected life that individuals will hold their stock options prior to exercising. Expected volatility for stock options is based on the historical and implied volatility of our own common stock while the volatility for our restricted stock units with a market condition is based on the historical volatility of our own stock and the stock of companies within our defined peer group. The expected life of stock options is derived from the historical actual term of option grants and an estimate of future exercises during the remaining contractual period of the option. While volatility and estimated life are assumptions that do not bear the risk of change subsequent to the grant date of stock options, these assumptions may be difficult to measure, as they represent future expectations based on historical experience. Further, our expected volatility and expected life may change in the future, which could substantially change the grant-date fair value of future awards of stock options and, ultimately, the expense we record. The fair value of restricted stock, including performance awards, without a market condition is estimated using the current market price of our common stock on the date of grant. We elect to account for forfeitures related to the service condition-based awards as they occur.
We expense stock-based compensation for stock options, restricted stock awards, restricted stock units and performance awards over the requisite service period. For awards with only a service condition, we expense stock-based compensation using the straight-line method over the requisite service period for the entire award. For awards with both performance and service conditions, we expense the stock-based compensation on a straight-line basis over the requisite service period for each separately vesting portion of the award, taking into account the probability that we will satisfy the performance condition. Furthermore, we expense awards with a market condition over the three-year vesting period regardless of the value that the award recipients ultimately receive.
Our non-employee directors may elect to have their annual cash retainers and annual equity retainers paid in the form of deferred stock units pursuant to the 2022 Equity Incentive Plan and the 2018 Non-Employee Director Deferred Compensation Plan, as amended. Each deferred stock unit represents the right to receive one share of our common stock upon the non-employee director's separation of service from the Company. We record compensation cost associated with our deferred stock units over the period of service. We discontinued future deferral elections in December 2023.

Impact of Recently Adopted Accounting Standards
In October 2021, the FASB issued Accounting Standards Update (“ASU”) No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Asset and Contract Liabilities from Contracts with Customers, which intends to simplify the accounting for acquired revenue contracts with customers in a business combination and to also remove inconsistencies in this topic related to recognition of an acquired contract liability and payment terms and their effect on subsequent revenue recognized by the acquirer. ASU No. 2021-08 allows an acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination in a similar manner to how they are recorded on the acquiree’s financial statements at book value. Early adoption is permitted and we early adopted ASU No. 2021-08 in the fourth quarter of 2021. As a result of the early adoption of ASU No.2021-08, we recorded the deferred revenue associated with the acquisition of Holobuilder in 2021 at its book value of approximately $4.0 million. Further, we recorded the deferred revenue associated with the acquisition of GeoSLAM in 2022 at its book value of approximately $1.3 million.
In August 2020, the FASB issued ASU No. 2020-06—Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. The update simplifies the accounting for convertible instruments that were previously separated into a debt component and an equity component, and our convertible debt was already determined to be a single debt instrument that did not require bifurcation. The Company adopted ASU 2020-06 as of January 1, 2022, and therefore, the Notes (as defined below) would not be subject to any beneficial conversion or cash conversion guidance. Moreover, the Company did not elect the fair value option - as defined in ASC 825 and 815 - to present the Notes on its financial statements.

ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Foreign Exchange Exposure
We conduct a significant portion of our business outside the United States. In 2023, 57% of our revenue was invoiced, and a significant portion of our operating expenses were paid, in foreign currencies. At December 31, 2023, 44% of our assets were denominated in foreign currencies. Fluctuations in exchange rates between the U.S. dollar and such foreign currencies may have a material adverse effect on our results of operations and financial condition and could specifically result in foreign exchange gains and losses. The impact of future exchange rate fluctuations on the results of our operations cannot be accurately predicted due to the constantly changing exposure to various currencies, the fact that all foreign currencies do not react in the same manner in relation to the U.S. dollar and the number of currencies involved, although our most significant exposures are to the Euro, Swiss franc, Japanese yen, Chinese renminbi, British pound and Brazilian real. To the extent that the percentage of our non-U.S. dollar revenues derived from international sales increases in the future, our exposure to risks associated with fluctuations in foreign exchange rates may increase. We have not used off-balance sheet financial instruments to hedge exposure to foreign currency exchange rates, including cross-currency swaps, forward contracts and foreign currency options, as fluctuations in exchange rate on our revenue were mostly offset by those same fluctuations in exchange rate on our expenses, providing a natural hedge in foreign jurisdictions. No such instruments were utilized by the Company in 2023, 2022 or 2021. Our exchange rate exposure may change as a result of our current or future operational strategies and we will continue assessing the appropriateness of hedging for our business.
Interest Rate Exposure
We had short-term investments of $19.5 million and cash equivalents of $9.9 million as of December 31, 2023, consisting of U.S. Treasury obligations. Our investments are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes. All our investments are denominated in U.S. dollars.
Our investments in U.S. Treasury obligations are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value negatively impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates.
We do not believe that an increase or decrease in interest rates of 5 percent would have a material effect on our business, financial condition or results of operations.
Global Inflation Exposure
General inflation in the United States, Europe and other geographies has risen to levels not experienced in recent decades. General inflation, including rising prices for our raw materials and other inputs as well as rising salaries, negatively impact our business by increasing our cost of sales and operating expenses. A period of a rising rate of inflation also negatively impacts our business by decreasing the capital for our customers to deploy to purchase our products and services. Inflation may cause our customers to reduce or delay orders for our goods and services thereby causing a decrease in sales of our products and services. The impact of future inflation fluctuations on the results of our operations cannot be accurately predicted.

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
FARO Technologies, Inc.
Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of FARO Technologies, Inc. (a Florida corporation) and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 27, 2024 expressed an adverse opinion.
Basis for opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical audit matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.
Reserve for excess and obsolete inventory
As described further in Note 1 to the financial statements, the reserve for excess and obsolete inventory is established utilizing the Company’s past sales history and future sales forecasts. Inventory is considered to be potentially obsolete if the product has been withdrawn from the market or the product had no sales for the past 12 months and the product has no sales forecasted for the next 12 months. Inventory is considered potentially excess if the quantity on hand exceeds 12 months of expected usage. The resulting excess and obsolete items are then reviewed to determine if a substitute usage or a future need exists, and items without an identified current or future usage are reserved in an amount equal to 100% of the first-in first-out cost of the inventory. We identified the reserve for excess and obsolete inventory as a critical audit matter.

The principal consideration for our determination that the reserve for excess and obsolete inventory was a critical audit matter was the high risk of estimation uncertainty due to significant judgments in management’s analysis, which included management’s assessment of current and future usage of identified potentially excess and obsolete inventory.
Our audit procedures related to the reserve for excess and obsolete inventory included the following, among others:

•	We evaluated the design and tested the operating effectiveness of key controls relating to the excess and obsolete reserve.

•	We tested the completeness and accuracy of the previous 12 months’ usage utilized by the Company to evaluate the excess and obsolete reserve.

•	We developed an independent estimate of the Company’s excess and obsolete reserve testing the significant assumptions utilized by the Company, including historical usage and need for replacement parts, and compared it to management’s reserve.
Income taxes
As described further in Note 11 to the financial statements, the Company is a multinational corporation that is subject to income taxes in the United States and numerous foreign jurisdictions. The Company’s effective tax rate is directly impacted by the application of complex tax laws and regulations, which are highly dependent upon the geographic mix of worldwide earnings or losses, the tax regulations in each country or geographic region, and the availability of tax credit and loss carryforwards. In addition, the realization of the Company’s U.S. based deferred tax assets is based on the weight of positive and negative evidence of recoverability, which includes projections of future taxable income, reversals of deferred tax liabilities, and tax planning strategies. We identified the completeness of the Company’s foreign deferred tax assets and liabilities and the valuation, net of the Company’s U.S. deferred tax assets as critical audit matters.
The principal consideration for our determination that the completeness of the foreign deferred tax assets and liabilities and valuation, net of the Company’s U.S. based deferred tax assets were critical audit matters was due to the multinational presence of the Company in numerous foreign jurisdictions, with varying complex tax laws and regulations. These rules may be subject to interpretation depending on the jurisdiction and may involve significant management judgment. In addition, there is a high risk of estimation uncertainty due to significant management judgment related to recording a valuation allowance against the U.S. deferred tax assets, which may be based on various forms of positive and negative evidence as well as prospective financial information. The audit effort involved the use of professionals with specialized skills and knowledge to assist in evaluating the audit evidence obtained.
Our audit procedures related to the completeness of foreign deferred tax assets and liabilities and the valuation allowance for the U.S. deferred tax assets included the following, amongst others:

•	We evaluated the design and tested the operating effectiveness of the key controls relating to the foreign deferred tax assets and liabilities calculations. We also evaluated the design and tested the operating effectiveness of key controls related to the assumptions around the timing of reversals of existing taxable temporary differences within the .S.jurisdiction. We also tested management’s controls around the review of the completeness and accuracy of the qualitative and quantitative valuation allowance analysis.

•	We involved tax specialists to assess a selection of significant foreign deferred tax assets and liabilities and perform procedures over selected foreign deferred tax assets and liabilities calculations for completeness and accuracy.

•	We involved tax specialists to test a selection of the Company’s assumptions regarding its geographic mix of worldwide earnings or losses.

•	We tested the Company’s analysis of recoverability of its U.S. based deferred tax assets, including the assessment of the weight of the positive and negative evidence evaluated by management.

Allowance for credit losses
As described further in Note 1 to the financial statements, the Company maintains an allowance for credit losses against its accounts receivable balances. As of December 31, 2023, the allowance for credit losses was $3.2 million on $95.2 million of gross accounts receivables. This estimate is based on historical trends, future customer payment expectations, and an analysis of all receivables for possible impairment issues. We identified the evaluation of the Company’s estimation of allowance for as a critical audit matter.
The principal consideration for our determination that the allowance for credit losses estimate was a critical audit matter was the high risk of estimation uncertainty due to the judgment in place for certain account balances that require additional evaluation and judgment used in estimating losses related to customer receivables. There is also a high degree of subjectivity in management’s assessment of the allowance for credit losses, specifically the portion of the receivable expected to be collected, which requires a heightened level of auditor judgment in auditing the estimate.
Our audit procedures related to the allowance for credit losses included the following, among others:

•	We evaluated the design and tested the operating effectiveness of key controls over the allowance for credit losses.

•	We tested the completeness and accuracy of the aged accounts receivable subledger.

•	We made a selection of customers with accounts receivable balances outstanding over 90 days that have not been reserved for and tested management’s key judgements by obtaining supporting documentation including one or more of the following: customer payment history throughout the year, communications with the customer, the customer’s creditworthiness, and subsequent collections after year-end.

•	We performed a retrospective review to determine the percentage of aged receivables from the year ended December 31, 2022 that did not result in subsequent collection and compared that percentage to management’s assumptions used for the determination of the allowance for credit losses as of December 31, 2023.
/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2004.

Jacksonville, Florida
February 27, 2024

FARO TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)	December 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$76,787	$37,812
Short-term investments	19,496	—
Accounts receivable, net	92,028	90,326
Inventories, net	34,529	50,026
Prepaid expenses and other current assets	38,768	41,201
Total current assets	261,608	219,365
Non-current assets:
Property, plant and equipment, net	21,181	19,720
Operating lease right-of-use asset	12,231	18,989
Goodwill	109,534	107,155
Intangible assets, net	47,891	48,978
Service and sales demonstration inventory, net	23,147	30,904
Deferred income tax assets, net	25,027	24,192
Other long-term assets	4,073	4,044
Total assets	$504,692	$473,347
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$27,404	$27,286
Accrued liabilities	29,930	23,345
Income taxes payable	5,699	6,767
Current portion of unearned service revenues	40,555	36,407
Customer deposits	4,251	6,725
Lease liability	5,434	5,709
Total current liabilities	113,273	106,239
Loan - 5.50% Convertible Senior Notes	72,760	—
Unearned service revenues - less current portion	20,256	20,947
Lease liability - less current portion	10,837	14,649
Deferred income tax liabilities	13,308	11,708
Income taxes payable - less current portion	5,629	8,706
Other long-term liabilities	23	49
Total liabilities	236,086	162,298
Commitments and contingencies - See Note 12
Shareholders’ equity:
Common stock - par value $0.001, 50,000,000 shares authorized; 20,343,359 and 20,156,233 issued; 18,968,798 and 18,780,013 outstanding, respectively	20	20
Additional paid-in capital	346,277	328,227
(Accumulated deficit) Retained earnings	(9,789)	46,788
Accumulated other comprehensive loss	(37,247)	(33,331)
Common stock in treasury, at cost - 1,376,220 and 1,376,220 shares held, respectively	(30,655)	(30,655)
Total shareholders’ equity	268,606	311,049
Total liabilities and shareholders’ equity	$504,692	$473,347
The accompanying notes are an integral part of these consolidated financial statements.

FARO TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,
(in thousands, except share and per share data)	2023	2022	2021
Sales
Product	$278,572	$265,280	$251,103
Service	80,259	80,485	86,711
Total sales	358,831	345,765	337,814
Cost of sales
Product	150,472	123,836	109,024
Service	43,360	46,166	44,863
Total cost of sales	193,832	170,002	153,887
Gross profit	164,999	175,763	183,927
Operating expenses
Selling, general and administrative	157,336	146,657	136,234
Research and development	41,806	49,415	48,761
Restructuring costs	15,393	4,614	7,368
Total operating expenses	214,535	200,686	192,363
Loss from operations	(49,536)	(24,923)	(8,436)
Other (income) expense
Interest expense (income)	3,348	(36)	55
Other expense (income), net	1,178	(3,236)	70
Loss before income tax	(54,062)	(21,651)	(8,561)
Income tax expense	2,515	5,105	31,403
Net loss	$(56,577)	$(26,756)	$(39,964)
Net loss per share - Basic	$(2.99)	$(1.46)	$(2.20)
Net loss per share - Diluted	$(2.99)	$(1.46)	$(2.20)
Weighted average shares - Basic	18,917,778	18,318,191	18,187,946
Weighted average shares - Diluted	18,917,778	18,318,191	18,187,946
The accompanying notes are an integral part of these consolidated financial statements.

FARO TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Years ended December 31,
(in thousands)	2023	2022	2021
Net loss	$(56,577)	$(26,756)	$(39,964)
Currency translation adjustments, net of income tax	(3,916)	(15,957)	(7,214)
Comprehensive loss	$(60,493)	$(42,713)	$(47,178)
The accompanying notes are an integral part of these consolidated financial statements.

FARO TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022, AND 2021

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Common Stock in Treasury	Total
(in thousands, except share data)	Shares	Amounts
BALANCE JANUARY 1, 2021	17,990,707	$19	$287,979	$113,508	$(10,160)	$(31,043)	$360,303
Net loss				(39,964)			(39,964)
Currency translation adjustment, net of income tax					(7,214)		(7,214)
Stock-based compensation			11,456				11,456
Common stock issued, net of shares withheld for employee taxes	214,929	1	1,626			251	1,878
BALANCE DECEMBER 31, 2021	18,205,636	20	301,061	73,544	(17,374)	(30,792)	326,459
Net loss				(26,756)			(26,756)
Currency translation adjustment, net of income tax					(15,957)		(15,957)
Stock-based compensation			13,317				13,317
Common stock issued, net of shares withheld for employee taxes	78,815		(2,029)			137	(1,892)
Acquisition of business	495,562		15,878				15,878
BALANCE DECEMBER 31, 2022	18,780,013	20	328,227	46,788	(33,331)	(30,655)	311,049
Net loss				(56,577)			(56,577)
Currency translation adjustment, net of income tax					(3,916)		(3,916)
Stock-based compensation			17,833				17,833
Common stock issued, net of shares withheld for employee taxes	188,785		217				217
BALANCE DECEMBER 31, 2023	18,968,798	$20	$346,277	$(9,789)	$(37,247)	$(30,655)	$268,606
The accompanying notes are an integral part of these consolidated financial statements.

FARO TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(in thousands)	2023	2022	2021
Cash flows from:
Operating activities:
Net loss	$(56,577)	$(26,756)	$(39,964)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	15,377	13,983	13,396
Stock-based compensation	17,833	13,317	11,456
Inventory write-downs	9,340	—	—
Asset impairment charges	5,707	507	—
Provision for bad debts, net of recoveries	1,030	163	176
Amortization of debt discount and issuance costs	450	—	—
Loss on disposal of assets	274	156	218
Provision for excess and obsolete inventory	2,361	(68)	2,297
Impairment of intangible assets	—	1,135	—
Deferred income tax expense (benefit)	(26)	2,412	24,706
Change in operating assets and liabilities, net of acquisitions:
(Increase) decrease in:
Accounts receivable, net	(50)	(11,198)	(15,577)
Inventories	736	3,379	(6,706)
Prepaid expenses and other assets	3,387	(21,239)	5,996
(Decrease) increase in:
Accounts payable and accrued liabilities	4,421	4,777	(13,260)
Income taxes payable	(3,808)	(1,904)	847
Customer deposits	(2,533)	1,343	2,627
Unearned service revenues	2,786	(4,863)	312
Other liabilities	367	—	—
Net cash provided by (used in) operating activities	1,075	(24,856)	(13,476)
Investing activities:
Purchases of property and equipment	(6,817)	(6,371)	(7,035)
Purchases of short-term investments	(19,496)	—	—
Cash paid for technology development, patents and licenses	(7,177)	(10,567)	(4,905)
Acquisitions of businesses and minority share investments, net of cash received	—	(32,959)	(33,800)
Net cash used in investing activities	(33,490)	(49,897)	(45,740)
Financing activities:
Payments on capital leases	(154)	(220)	(296)
Cash settlement of equity awards	217	(1,892)	(4,002)
Proceeds from issuance of stock related to stock option exercises	—	—	5,880
Short term debt	—	1,115	—
Proceeds from issuance of 5.50% Convertible Senior Notes, due 2028, net of discount, issuance cost and accrued interest	72,310	—	—
Payment of contingent consideration for business acquisition	(1,098)	—	—
Net cash provided by (used in) financing activities	71,275	(997)	1,582
Effect of exchange rate changes on cash and cash equivalents	115	(8,427)	(6,010)
Increase (Decrease) in cash and cash equivalents	38,975	(84,177)	(63,644)
Cash and cash equivalents, beginning of period	37,812	121,989	185,633
Cash and cash equivalents, end of period	$76,787	$37,812	$121,989
The accompanying notes are an integral part of these consolidated financial statements.

FARO TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023, 2022 and 2021
(in thousands, except share and per share data or as otherwise noted)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Description of Business—FARO Technologies, Inc. and its subsidiaries (collectively “FARO,” the “Company,” “us,” “we” or “our”) design, develop, manufacture, market and support software driven, three-dimensional (“3D”) measurement, imaging, and realization solutions for the manufacturing, architecture, engineering and construction (“AEC”), Operations and Maintenance (“O&M”) and public safety analytics markets. We enable our customers to capture, measure, manipulate, interact with and share 4D, 3D and 2D data from the physical world in a virtual environment and then translate this information back into the physical domain. Our broad technology set equips our customers with a wide range of 3D capture technologies that range from ultra-high accuracy laser-scanner-based technology to lower accuracy, photogrammetry-based technology. Our FARO suite of 3D products and software solutions are used for inspection of components and assemblies, rapid prototyping, reverse engineering, documenting large volume or structures in 3D, surveying and construction, construction management, assembly layout, machine guidance as well as in investigation and reconstructions of crash and crime scenes. We sell the majority of our solutions through a direct sales force, with an increasing volume being sold through an indirect channel across a range of sectors including manufacturing, surveying, architecture, engineering and construction, public safety forensics and other industries.
Principles of Consolidation—Our consolidated financial statements include the accounts of FARO Technologies, Inc. and its subsidiaries, all of which are wholly owned. All intercompany transactions and balances have been eliminated. The financial statements of our foreign subsidiaries are translated into U.S. dollars using exchange rates in effect at period-end for assets and liabilities and average exchange rates during each reporting period for results of operations. Adjustments resulting from financial statement translations are reflected as a separate component of accumulated other comprehensive loss. Foreign currency transaction gains and losses are included in net income (loss).
Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Revenue Recognition, Product Warranty and Extended Warranty Contracts—Revenue is recognized as performance obligations within a contract are satisfied in an amount that reflects the consideration we expect to receive in exchange for satisfaction of those performance obligations, or standalone selling price. Our contracts with customers may include multiple performance obligations. For such arrangements, we allocate revenues to each performance obligation based on its relative standalone selling price. We make this allocation estimate utilizing data from the sale of our applicable products and services to customers separately in similar circumstances. Revenue related to our measurement and imaging equipment and related software is generally recognized upon shipment from our facilities or when delivered to the customer's location, as determined by the agreed upon shipping terms, at which time we are entitled to payment and title and control has passed to the customer. Fees billed to customers associated with the distribution of products are classified as revenue. We generally warrant our products against defects in design, materials and workmanship for one year to two years. A provision for estimated future costs relating to warranty expense is recorded when products are shipped. To support our product lines, we also sell hardware service contracts which revenues are recognized on a straight-line basis over the term of the contract. Hardware service contracts generally extend between one month and three years. Costs relating to hardware service contracts are recognized as incurred. Revenue from sales of commercial software licenses is only recognized when no further significant production, modification or customization of the software is required and when the risks and rewards of ownership have passed to the customer. These software arrangements generally include short-term maintenance that is considered post-contract support (“PCS”), which is considered to be a separate performance obligation. We generally establish a standalone sales price for this PCS component based on our software maintenance contract renewals. Software maintenance contracts, when sold, are recognized on a straight-line basis over the term of the contract. Revenue from the sales of software subscriptions sold as a service are recognized on a straight-line basis over the term of the contract. Software subscriptions generally extend between one month and three years. Revenues resulting from sales of comprehensive support, training and technology consulting services are recognized as such services are performed and are deferred when billed in advance of the performance of services. Payment for products and services is collected within a short period of time following transfer of control or commencement of delivery of services, as applicable. Revenues are presented net of sales-related taxes. As of December 31, 2023, none of our customers individually accounted for 10% or more of the Company's Total sales or Accounts receivable, net.
Cash and Cash Equivalents—We consider cash on hand and amounts on deposit with financial institutions, including U.S. Treasury Bill investments, with maturities of three months or less when purchased to be cash and cash equivalents. We had deposits with foreign banks totaling $47.4 million and $31.1 million as of December 31, 2023 and 2022, respectively.
Investments—The Company’s investments consist of U.S. Treasury Bills and are classified as held-to-maturity securities. These investments are recorded at amortized cost. Investments with original maturities of three months or less are considered cash equivalents. Investments with original maturities exceeding three months and less than one year are categorized as short-term investments. These investments are classified as held-to-maturity securities, based on the intent and ability to hold these investments to maturity. Our investments in the U.S. Treasury Bills with three months maturity were classified as cash equivalents and investments with six months maturity were classified as short-term investment on the consolidated balance sheets. These investments were considered held-to-maturity securities and were recorded at amortized cost.
Accounts Receivable and Related Allowance for Credit Losses—Credit is extended to customers based on an evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable are generally due within 30 to 90 days and are stated at amounts due from customers, net of an allowance for credit losses. Accounts outstanding longer than the contractual payment terms are considered past due. We make judgments as to the collectability of accounts receivable based on historical trends and future expectations. Management estimates an allowance for credit losses, which adjusts gross trade accounts receivable to their net realizable value. The allowance for credit losses is based on an analysis of all receivables for possible impairment issues and historical write-off percentages. We write off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for credit losses. We do not generally charge interest on past due receivables.
Inventories—Inventories are stated at the lower of cost or net realizable value using the first-in first-out (“FIFO”) method. Shipping and handling costs are classified as a component of cost of sales in the consolidated statements of operations. Sales demonstration inventory is comprised of measuring and imaging devices utilized by sales representatives to present our products to customers. Management expects sales demonstration inventory to be held by our sales representatives for up to three years, at which time it is refurbished and transferred to finished goods as used equipment, stated at the lower of cost or net realizable value. Management expects these refurbished units to remain in finished goods inventory and be sold within 12 months at prices that produce reduced gross margins. Sales demonstration inventory remains classified as inventory, as it is available for sale and any required refurbishment prior to sale is minimal.
Service inventory is typically used to provide a temporary replacement product to a customer covered by a premium warranty when the customer’s unit requires service or repair and as training equipment. Service inventory is available for sale; however, management does not expect service inventory to be sold within 12 months and, as such, classifies this inventory as a long-term asset. Service inventory that we utilize for training or repairs which we deem as no longer available for sale is transferred to fixed assets at the lower of cost or net realizable value and depreciated over its remaining useful life, typically three years. See Note 6, “Inventories” for further information regarding inventories.
Reserve for Excess and Obsolete Inventory—Because the value of inventory that will ultimately be realized cannot be known with exact certainty, we rely upon both past sales history and future sales forecasts to provide a basis for the determination of the reserve. Inventory is considered potentially obsolete if we have withdrawn those products from the market or had no sales of the product for the past 12 months and have no sales forecasted for the next 12 months. Inventory is considered potentially excess if the quantity on hand exceeds 12 months of expected remaining usage. The resulting potentially obsolete and excess parts are then reviewed to determine if a substitute usage or a future need exists. Items without an identified current or future usage are reserved in an amount equal to 100% of the FIFO cost of such inventory. Our products are subject to changes in technologies that may make certain of our products or their components obsolete or less competitive, which may increase our historical provisions to the reserve. We review these assumptions regularly for all of our inventories which include sales demonstration and service inventories.
Property and Equipment—Property and equipment purchases generally exceeding two thousand five hundred dollars are capitalized and recorded at cost. Depreciation is calculated using the straight-line method over the life of the asset, commencing in the month when the asset is placed into service. The estimated useful lives of various asset classes are as follows:

Machinery, equipment and software	2 to 5 years
Furniture and fixtures	3 to 10 years
Leasehold improvements are amortized on a straight-line basis over the lesser of the life of the asset or the remaining term of the lease.
Depreciation expense was $7.7 million, $8.3 million and $9.2 million in 2023, 2022 and 2021, respectively. Accelerated methods of depreciation are used for income tax purposes in contrast to book purposes, and as a result, appropriate provisions are made for the related deferred income taxes. Balances of major classes of depreciable assets and total accumulated depreciation as of December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Property, plant and equipment:
Machinery and equipment	$99,111	$91,490
Furniture and fixtures	6,646	6,225
Leasehold improvements	20,464	20,738
Property, plant and equipment at cost	126,221	118,453
Less: accumulated depreciation and amortization	(105,040)	(98,733)
Property, plant and equipment, net	$21,181	$19,720
Business Combinations—We allocate the purchase consideration of acquired companies to the assets acquired and liabilities assumed based generally on their fair values at the acquisition date. The excess of the fair value of purchase consideration over the fair value of these assets acquired and liabilities assumed is recorded as goodwill. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred. While the Company uses its best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed, these estimates are inherently uncertain and subject to refinement. Amounts recorded in a business combination may change during the measurement period, which is a period not to exceed one year from the date of acquisition, as additional information about conditions existing at the acquisition date becomes available.
Goodwill and Intangible Assets—Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. We perform an annual review each year, or more frequently if indicators of potential impairment exist (i.e., that it is more likely than not that the fair value of the reporting unit is less than the carrying value), to determine if the carrying value of the recorded goodwill or indefinite lived intangible assets is impaired.
Each period, and for our single reporting unit, we can elect to perform a qualitative assessment to determine whether it is necessary to perform a quantitative goodwill impairment test. If we believe, as a result of our qualitative assessment, that it is not more likely than not that the fair value of our reporting unit containing goodwill is less than its carrying amount, then the quantitative goodwill impairment test is necessary. We calculate the fair value of the reporting unit using a discounted cash flow method and market approach method, and then comparing the respective fair value with the carrying amount of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, we record the amount of the impairment loss, if any.
Management concluded there was no goodwill impairment for the years ended 2023, 2022 and 2021. We test goodwill for impairment annually on December 31 of each reporting year or more frequently if an event occurs or circumstances would indicate that it is more likely than not the fair value of the reporting unit is less than the carrying value. We performed our annual test of goodwill during 2023, 2022 and 2021 as of December 31. See Note 7, “Goodwill” for further information regarding goodwill.

Our intangible assets principally include patents, existing product technology, internally developed software and customer relationships that arose in connection with our acquisitions. Other intangible assets are recorded at fair value at the date of acquisition and are amortized over their estimated useful lives of 3 to 14 years.
Product technology and patents are recorded at cost. Amortization expense is computed using the straight-line method over the estimated useful lives of the product technology and patents of 7 to 14 years.
Internally developed software exceeding two thousand five hundred dollars are capitalized and recorded at cost. Amortization expense is computed using the straight-line method over the estimated useful lives of the internally developed software ranging between 1 to 3 years.
Definite-lived intangible assets are re-evaluated whenever events or changes in circumstances indicate that their estimated useful lives may require revision or carrying value of the related asset group may not be recoverable by its projected undiscounted cash flows. If the carrying value of the asset group is determined to be unrecoverable, an impairment charge would be recognized in an amount equal to the amount by which the carrying value of the asset group exceeds its fair value.
As a result of an assessment over the current development strategy of our internally developed software, we determined a shift in our current resources was necessary towards a more efficient path for subscription based software. As a result, we recognized an impairment charge related to construction-in-progress intangible assets of $1.1 million in 2022, which was included in restructuring costs on the consolidated statements of operations. We recognized no impairment charges related to intangibles in 2023 and 2021. See Note 8, “Intangible Assets” for further information regarding intangible assets.
As of December 31, 2023 and 2022, there were no indefinite-lived intangible assets.
Research and Development—Research and development costs incurred in the discovery of new knowledge and the resulting translation of this new knowledge into plans and designs for new products prior to the attainment of the related products’ technological feasibility are recorded as expenses in the period incurred. To date, the time incurred between the attainment of the related products' technological feasibility and general release to customers has been short. Research and development costs incurred relating to the development of internal-use software and website development, including software used to upgrade and enhance our websites and applications to be sold as a service are capitalized in the period incurred and amortized over 1 year to 3 years. These costs include external direct costs of materials and services and internal costs such as payroll and benefits of those employees directly associated with the development of new functionality in internal use software to be sold as a service. Any costs related to preliminary project activities and post implementation activities of internal-use software are expensed as incurred. The amount of costs capitalized relating to internally developed computer software to be sold as a service was $4.2 million during 2023, $5.4 million during 2022 and $2.0 million during 2021. In 2023 and 2022, we recognized $1.6 million and $0.6 million in amortization expense related to these assets. Of the $1.6 million in 2023, $1.4 million was related to the impairment of Sphere asset and was included in restructuring costs. No amounts were charged to amortization expense during 2021. These capitalized costs, which total $5.3 million as of December 31, 2023 and $7.1 million as of December 31, 2022 are primarily included in net intangible assets in our consolidated balance sheets.
Reserve for Warranties—We establish at the time of sale a liability for the one to two year warranty included with the initial purchase price of our products, based upon an estimate of the repair expenses likely to be incurred for the warranty period. The warranty period is measured in installation-months for each major product group. Installation-month is defined as the length of time measured in months that our purchased products are covered by our warranty. The warranty reserve is included in accrued liabilities in the accompanying consolidated balance sheets. The warranty expense is estimated by applying the actual total repair expenses for each product group in the prior period and determining a rate of repair expense per installation-month. This repair rate is multiplied by the number of installation-months of warranty for each product group to determine the provision for warranty expenses for the period. We evaluate our exposure to warranty costs at the end of each period using the estimated expense per installation-month for each major product group, the number of units remaining under warranty, and the remaining number of months each unit will be under warranty. We have a history of new product introductions and enhancements to existing products, which may result in unforeseen issues that increase our warranty costs. While such expenses have historically been within expectations, we cannot guarantee this will continue in the future.

Income Taxes—We account for income taxes using the asset and liability method in accordance with ASC Topic 740, Income Taxes. The objectives of accounting for income taxes under ASC Topic 740 are to recognize the amount of taxes payable or refundable for the current year and to recognize the deferred tax assets and liabilities that relate to tax consequences in future years, which result from differences between the respective tax basis of assets and liabilities and their financial reporting amounts and tax attribute carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which the respective temporary differences or tax credit carryforwards are expected to be recovered or settled. We review our deferred tax assets on a regular basis to evaluate their recoverability based upon expected future reversals of deferred tax assets and liabilities, projections of future taxable income, and tax planning strategies that we might employ to utilize such assets, including net operating loss carryforwards. The realization of deferred tax assets is contingent upon the generation of future taxable income and other restrictions that may exist under the tax laws of the jurisdiction in which a deferred tax asset exists. We assess the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit the use of existing deferred tax assets. Management's evaluation begins with a jurisdictional review of cumulative gains or losses incurred over recent years. A significant piece of objective negative evidence exists when a jurisdiction has incurred cumulative losses over recent years. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth. Based on the positive and negative evidence for recoverability, we establish a valuation allowance against the net deferred tax assets of a taxing jurisdiction in which we operate unless it is “more likely than not” that we will recover such assets through the above means.
We recognize tax benefits related to uncertain tax positions only if it is more likely than not that the tax position will be sustained upon examination by taxing authorities. For those positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. In the ordinary course of business, we are examined by various federal, state, and foreign tax authorities. We regularly assess the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of our provision for income taxes. See Note 11, “Income Taxes” for further information regarding income taxes.
Loss Per Share (“EPS”)—Basic (loss) earnings per share is computed by dividing net (loss) income by the weighted average number of shares outstanding. Diluted earnings per share is computed by also considering the impact of potential common stock on both net income and the weighted average number of shares outstanding. Our potential common stock consists of employee stock options, restricted stock, restricted stock units and market-based awards. Our potential common stock is excluded from the basic earnings per share calculation and is included in the diluted earnings per share calculation when doing so would not be anti-dilutive. Market-based awards are included in the computation of diluted earnings per share only to the extent that the underlying performance conditions (and any applicable market condition) (i) are satisfied as of the end of the reporting period or (ii) would be considered satisfied if the end of the reporting period were the end of the related contingency period and the result would be dilutive under the treasury stock method. When we report a loss for the period presented, the diluted loss per share calculation does not include our potential common stock, as the inclusion of these shares in the calculation would have an anti-dilutive effect. A reconciliation of the number of common shares used in the calculation of basic and diluted EPS is presented in Note 14, “Loss Per Share.”
Accounting for Stock-Based Compensation—We have one stock-based employee and director compensation plan, which is described more fully in Note 13, “Stock Compensation Plans.”
We measure and record compensation expense using the applicable accounting guidance for share-based payments related to stock options, restricted stock, restricted stock units and market-based awards granted to our directors and employees. The fair value of stock options, including performance awards, without a market condition is estimated, at the date of grant, using the Black-Scholes option-valuation model. The fair value of restricted stock unit awards and stock options with a market condition is estimated, at the date of grant, using the Monte Carlo Simulation valuation model. The Black-Scholes and Monte Carlo Simulation valuation models incorporate assumptions as to stock price volatility, the expected life of options or awards, a risk-free interest rate and dividend yield. In valuing our stock options, significant judgment is required in determining the expected volatility of our common stock and the expected life that individuals will hold their stock options prior to exercising.
We expense stock-based compensation for stock options, restricted stock, restricted stock units and performance awards over the requisite service period. For awards with only a service condition, we expense stock-based compensation using the straight-line method over the requisite service period for the entire award. For awards with both performance and service conditions, we expense the stock-based compensation on a straight-line basis over the requisite service period for each separately vesting portion of the award, taking into account the probability that we will satisfy the performance conditions. Furthermore, we expense awards with a market condition over the three-year vesting period regardless of the value that the award recipients ultimately receive. All income tax-related cash flows resulting from share-based payments are reported as operating activities in the statement of cash flows in the deferred income tax benefit line item. We elect to account for forfeitures related to the service condition-based awards as they occur.
Concentration of Credit Risk—Financial instruments that expose us to concentrations of credit risk consist principally of operating demand deposit accounts. Our policy is to place our operating demand deposit accounts with high credit quality financial institutions, the balances of which at times may exceed federally insured limits. We continually monitor our banking relationships and believe we are not exposed to any significant credit risk on our operating demand deposit accounts.
Impact of Recently Adopted Accounting Standards—In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Asset and Contract Liabilities from Contracts with Customers, which intends to simplify the accounting for acquired revenue contracts with customers in a business combination and to also remove inconsistencies in this topic related to recognition of an acquired contract liability and payment terms and their effect on subsequent revenue recognized by the acquirer. ASU No. 2021-08 allows an acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination in a similar manner to how they are recorded on the acquiree’s financial statements at book value. Early adoption is permitted and we early adopted ASU No. 2021-08 in the fourth quarter of 2021. As a result of the early adoption of ASU No.2021-08, we recorded the deferred revenue associated with the acquisition of Holobuilder in 2021 at its book value of approximately $4.0 million. Further, we recorded the deferred revenue associated with the acquisition of GeoSLAM in 2022 at its book value of approximately $1.3 million.
In August 2020, the FASB issued ASU No. 2020-06—Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. The update simplifies the accounting for convertible instruments that were previously separated into a debt component and an equity component, and our convertible debt was already determined to be a single debt instrument that did not require bifurcation. The Company adopted ASU 2020-06 as of January 1, 2022, and therefore, the Notes (as defined below) would not be subject to any beneficial conversion or cash conversion guidance. Moreover, the Company did not elect the fair value option - as defined in ASC 825 and 815 - to present the Notes on its financial statements.
Recently Issued Accounting Pronouncements Not Yet Adopted as of December 31, 2023—In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires disclosure of significant segment expenses and other segment items on an annual and interim basis under ASC 280. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024. Early adoption is permitted and the amendments in this ASU should be applied on a retrospective basis to all periods presented. The Company is currently evaluating the impact of ASU 2023-07 on its disclosures.
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which improves income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The ASU indicates that all entities will apply its guidance prospectively with an option for retroactive application to each period in the financial statements. The Company is currently evaluating the impact of ASU 2023-09 on its disclosures.

2.	SUPPLEMENTAL CASH FLOW INFORMATION
Selected cash payments and non-cash activities were as follows:

	Years ended December 31,
	2023	2022	2021
Supplemental cash flow information:
Cash paid for interest	$2,185	$4	$1,186
Cash paid for income taxes	5,276	1,659	4,365
Supplemental noncash investing and financing activities:
Transfer of service and sales demonstration inventory to fixed assets	4,428	175	2,226
Purchases of Property, plant, equipment and Intangibles accrued but not paid	$434	$157	$754

3.	REVENUES
The following tables present our revenues by sales type as presented in our consolidated statements of operations disaggregated by the timing of transfer of goods or services:

	Years ended December 31,
	2023	2022	2021
Product Sales
Products transferred to a customer at a point in time	$256,104	$242,969	$234,188
Products transferred to a customer over time	22,468	22,311	16,915
	$278,572	$265,280	$251,103

	Years ended December 31,
	2023	2022	2021
Service Sales
Service transferred to a customer at a point in time	$35,230	$34,525	$39,559
Service transferred to a customer over time	45,029	45,960	47,152
	$80,259	$80,485	$86,711
The following table presents our revenues disaggregated by geography, based on the billing addresses of our customers:

	Years ended December 31,
	2023	2022	2021
Total Sales to External Customers
Americas(1)	$167,269	$154,422	$140,633
EMEA(1)	108,298	98,174	104,350
APAC(1)	83,264	93,169	92,831
	$358,831	$345,765	$337,814

(1)	Regions represent North America and South America (Americas); Europe, the Middle East, and Africa (EMEA); and the Asia-Pacific (APAC).
We capitalize commission expenses related to deliverables transferred to a customer over time and amortize such costs ratably over the term of the contract. As of December 31, 2023, the deferred cost asset related to deferred commissions was approximately $4.6 million. For classification purposes, $3.5 million and $1.1 million are comprised within the Prepaid expenses and other current assets and Other long-term assets, respectively, on our consolidated balance sheets as of December 31, 2023. As of December 31, 2022, the deferred cost asset related to deferred commissions was approximately $3.0 million. For classification purposes, $2.0 million and $1.0 million are comprised within the Prepaid expenses and other current assets and Other long-term assets, respectively, on our consolidated balance sheets as of December 31, 2022.

The unearned service revenue liabilities reported on our consolidated balance sheets reflect the contract liabilities to satisfy the remaining performance obligations for extended warranties, subscription based software and software maintenance. The current portion of unearned service revenues on our consolidated balance sheets is what we expect to recognize to revenue within twelve months after the applicable balance sheet date relating to extended warranty, subscription based software and software maintenance contract liabilities. The unearned service revenues - less current portion on our consolidated balance sheets is what we expect to recognize to revenue extending beyond twelve months after the applicable balance sheet date relating to extended warranty, subscription based software and software maintenance contract liabilities. Customer deposits on our consolidated balance sheets represent customer prepayments on contracts for performance obligations that we must satisfy in the future to recognize the related contract revenue. These amounts are generally related to performance obligations which are delivered in less than 12 months. During the year ended December 31, 2023 and December 31, 2022, we recognized $33.8 million and $33.5 million of revenue that was deferred on our consolidated balance sheets as of December 31, 2022 and December 31, 2021, respectively. We recognized revenue of $33.7 million and $34.8 million from invoicing activity within the year, which included overtime deliverables for the year ended December 31, 2023 and December 31, 2022, respectively.
The nature of certain of our contracts gives rise to variable consideration, primarily related to an allowance for sales returns. We are required to estimate the contract asset related to sales returns and record a corresponding adjustment to Cost of Sales. Our allowance for sales returns for December 31, 2023 and December 31, 2022 was approximately less than $0.1 million and $0.3 million, respectively.
Shipping and handling fees billed to customers in a sales transaction are recorded in Product Sales and shipping and handling costs incurred are recorded in Cost of sales. We exclude from Sales any value-added, sales and other taxes that we collect concurrently with revenue-producing activities.

4.	ALLOWANCE FOR CREDIT LOSSES
Activity in the allowance for credit losses was as follows:

	Years ended December 31,
	2023	2022	2021
Balance, beginning of year	$2,285	$2,231	$3,888
Current period provision for expected credit losses, net of recoveries	1,030	163	176
Charge-offs of amounts previously written off	(148)	(109)	(1,833)
Balance, end of year	$3,167	$2,285	$2,231

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consist of the following:

	December 31, 2023	December 31, 2022
VAT receivable and other indirect taxes	$17,848	$11,544
Prepaid maintenance and insurance	3,832	4,040
Income taxes receivable	2,651	3,710
Prepaid sales compensation	3,512	2,198
Other prepaid expenses	10,925	19,709
Total	$38,768	$41,201

6.	INVENTORIES
Inventories are stated at the lower of cost or net realizable value using the first-in first-out method. We have three principal categories of inventory: 1) manufactured product to be sold; 2) sales demonstration inventory - completed product used to support our sales force, for demonstrations and held for sale; and 3) service inventory - completed product and parts used to support our service department and held for sale. Shipping and handling costs are classified as a component of cost of sales in our consolidated statements of operations. Sales demonstration inventory is held by our sales representatives for up to three years, at which time it is refurbished and transferred to finished goods as used equipment, stated at the lower of cost or net realizable value. We expect these refurbished units to remain in finished goods inventory and to be sold within 12 months at prices that produce reduced gross margins. Service inventory is used to provide a temporary replacement product to a customer covered by a premium warranty when the customer’s unit requires service or repair and as training equipment. Service inventory is available for sale; however, management does not expect service inventory to be sold within 12 months and, as such, classifies this inventory as a long-term asset. Service inventory that we utilize for training or repairs and which we deem as no longer available for sale is transferred to fixed assets at the lower of cost or net realizable value and depreciated over the remaining life, typically three years.
Inventories consist of the following:

	December 31, 2023	December 31, 2022
Raw materials	$18,460	$33,076
Finished goods	16,069	16,950
Inventories, net	34,529	50,026
Service and sales demonstration inventory, net	$23,147	$30,904

7.	GOODWILL
We had approximately $109.5 million and $107.2 million of goodwill as of December 31, 2023 and 2022, respectively. Changes in these balances are shown below:

	December 31, 2023	December 31, 2022
Goodwill, beginning	$107,155	$82,096
Acquired goodwill	—	26,465
Foreign currency translation	2,379	(1,406)
Goodwill, ending	$109,534	$107,155
In the second quarter of 2023, the Company’s common stock price declined significantly and dropped below its equity book value, which triggered a goodwill impairment analysis under FASB Topic 350 Intangibles – Goodwill and Other. For the purposes of the impairment analysis, goodwill was tested at the entity level as the Company had only one reporting unit. In determining the fair value of the reporting unit, we used a combination of the income approach and the market approach, with each method weighted equally. Under the income approach, fair value was determined based on our estimates of future after-tax cash flows, discounted using the appropriate weighted average cost of capital. Under the market approach, the fair value was derived based on the valuation multiples of comparable publicly traded companies. As of June 30, 2023, the fair value of the reporting unit exceeded its net book value. As a result, there was no impairment charge recorded.
We test goodwill for impairment annually on December 31 of each reporting year or more frequently if an event occurs or circumstances would indicate that it is more likely than not the fair value of the reporting unit is less than the carrying value. We performed our annual qualitative test of goodwill as of December 31, 2023, and recorded no impairment expense for the year ended December 31, 2023 and we performed an annual quantitative test of goodwill during 2022 as of December 31, 2022, and recorded no impairment expense for the year ended December 31, 2022.
We report as a single reporting segment and have one reporting unit that develops, manufactures, markets, supports and sells CAD-based quality assurance products integrated with CAD-based inspection and statistical process control software and 3D documentation systems. Our reporting segment sells into a variety of end markets, including automotive, aerospace, metal and machine fabrication, architecture, engineering, construction and public safety.

8.	INTANGIBLE ASSETS
Intangible assets consist of the following:

	As of December 31, 2023
	Carrying Value	Accumulated Amortization	Net Intangible
Amortizable intangible assets:
Product technology	$24,127	$15,742	$8,385
Patents and trademarks	19,687	11,509	8,178
Customer relationships	25,164	7,279	17,885
Other	22,062	8,619	13,443
Total	$91,040	$43,149	$47,891

	As of December 31, 2022
	Carrying Value	Accumulated Amortization	Net Intangible
Amortizable intangible assets:
Product technology	$22,903	$12,704	$10,199
Patents and trademarks	16,733	9,028	7,705
Customer relationships	24,283	5,503	18,780
Other	19,110	6,816	12,294
Total	$83,029	$34,051	$48,978
Amortization expense was $7.7 million, $5.7 million and $4.2 million in 2023, 2022 and 2021, respectively. In 2023, we had $1.4 million related to the impairment of Sphere that is included in restructuring costs. The estimated amortization expense for each of the years 2024 through 2028 and thereafter is as follows:

Years ending December 31,	Amount
2024	$8,520
2025	8,107
2026	6,439
2027	5,090
2028	1,696
Thereafter	18,039
Total	$47,891

9.	ACCRUED LIABILITIES
Accrued liabilities consist of the following:

	As of December 31,
	2023	2022
Accrued compensation and benefits	$15,347	$12,483
Accrued restructuring costs	1,609	528
Accrued warranties	2,831	2,610
Professional and legal fees	2,851	1,662
Accrued interest	1,712	—
Taxes other than income	3,313	3,737
Other accrued liabilities	2,267	2,325
Total	$29,930	$23,345

Activity related to accrued warranties was as follows:

	Years ended December 31,
	2023	2022	2021
Balance, beginning of year	$2,610	$1,880	$1,683
Provision for warranty expense	3,986	3,715	2,851
Fulfillment of warranty obligations	(3,765)	(2,985)	(2,654)
Balance, end of year	$2,831	$2,610	$1,880

10.	FAIR VALUE MEASUREMENTS
The guidance on fair value measurements and disclosures defines fair value, establishes a framework for measuring fair value, and requires enhanced disclosures about assets and liabilities measured at fair value. Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are used to determine fair value. These models employ valuation techniques that involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.
Assets and liabilities recorded at fair value on a recurring basis in our consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by the guidance on fair value measurements, are directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities and are as follows:
Level 1 - Valuation is based upon quoted market prices for identical instruments traded in active markets.
Level 2 - Valuation is based on quoted market prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market. Valuation techniques include use of discounted cash flow models and similar techniques.
The fair values of our cash and cash equivalents, accounts receivable, and accounts payable, approximate their carrying amounts due to their short duration.
As of December 31, 2023, the Company had $29.4 million investments in U.S. Treasury Bills, $9.9 million were classified as Cash and cash equivalents and $19.5 million were classified as Short-term investments on our consolidated balance sheets. At December 31, 2023, the fair value of these investments approximated its carrying amount. The fair value of the U.S. Treasury Bills is considered a Level 1 measurement.
The fair value of the Convertible Senior Notes due 2028 (the “Notes”) was approximately $65.3 million as of December 31, 2023. Fair value was determined based on the closing trading price of the Notes as of the last day of trading in December 2023 and was primarily affected by the trading price of the Company's common stock and market interest rates. The fair value of the Notes is considered a Level 2 measurement as they are not actively traded.
Fair Value on a Recurring Basis
Assets and liabilities measured at fair value on a recurring basis are categorized in the tables below based upon the lowest level of significant input to the valuations.

	December 31, 2022
	Level 1	Level 2	Level 3
Liabilities:
Contingent consideration	$—	$—	$1,043
Total	$—	$—	$1,043

Contingent consideration liability represents arrangements to pay the former owners of certain companies we acquired based on the attainment of future product release milestones and is reported in Other long-term liabilities. We use a probability-weighted discounted cash flow model to estimate the fair value of contingent consideration liabilities. These probability weightings are developed internally and assessed on a quarterly basis. The remaining undiscounted maximum payment under these arrangements was approximately $1.0 million and was paid in full to former owners under these arrangements on August 30, 2023, leaving a zero balance as of December 31, 2023.

11.	INCOME TAXES
Income (loss) before income tax (benefit) expense consists of the following:

	Years ended December 31,
	2023	2022	2021
Domestic	$(67,914)	$(37,875)	$(13,202)
Foreign	13,852	16,224	4,641
(Loss) Income before income taxes	$(54,062)	$(21,651)	$(8,561)
The components of the income tax expense (benefit) for income taxes are as follows:

	Years ended December 31,
	2023	2022	2021
Current:
Federal	$(515)	$(1,329)	$211
State	179	162	114
Foreign	2,269	3,860	6,372
Current income tax expense	1,933	2,693	6,697
Deferred:
Federal	—	2	15,464
State	10	(32)	6,418
Foreign	572	2,442	2,824
Deferred income tax expense	582	2,412	24,706
Income tax expense (benefit)	$2,515	$5,105	$31,403
Reconciliations of the income tax expense at the U.S. federal statutory income tax rate compared to our actual income tax expense (benefit) are summarized below:

	Years ended December 31,
	2023	2022	2021
Tax expense at statutory rate	$(11,353)	$(4,548)	$(1,798)
State income taxes, net of federal benefit	(3,030)	(864)	106
Foreign tax rate difference	390	314	303
Change in valuation allowance	9,150	2,534	26,475
Impact of intra-entity IP transfers	—	—	231
Prepaid tax on intercompany profit	2,874	2,966	3,390
Impact of permanent differences of non-deductible cost	555	2,221	1,658
Withholding/other foreign taxes	798	165	838
Research and development credit	(608)	(273)	(737)
Global intangible low-taxed income (“GILTI”)	3,011	3,238	763
Foreign currency gain/loss	415	(468)	594
Provision to return adjustments & deferred adjustments	(1,691)	(395)	313
Change in enacted tax rates	(196)	(883)	(306)
Equity based compensation	2,089	1,144	(245)
Uncertain tax positions	109	(46)	(185)
Other	2	—	3
Income tax expense (benefit)	$2,515	$5,105	$31,403

The components of our net deferred income tax assets and liabilities are as follows:

	As of December 31,
	2023	2022
Net deferred income tax asset - Non-current
Warranty cost	$381	$301
Inventory reserve	1,676	2,255
Unearned service revenue	8,294	8,930
Employee stock options	5,102	3,772
Tax credits	6,133	4,296
Loss carryforwards	20,965	19,197
Depreciation	773	729
Intangibles & goodwill	13,996	12,461
Lease liability	3,419	3,690
Total deferred tax assets	60,739	55,631
Valuation allowance	(46,515)	(37,295)
Total deferred tax assets net of valuation allowance	14,224	18,336
Net deferred income tax liability - Non-current
Other, net	(150)	(2,420)
Operating lease right-of-use asset	(2,433)	(3,441)
Total deferred tax liabilities	(2,583)	(5,861)
Net deferred tax assets	$11,641	$12,475
Our domestic entities had a net deferred tax liability in the amount of $0.5 million and $0.5 million as of December 31, 2023 and December 31, 2022, respectively. Our foreign entities had net deferred tax assets in the amount of $12.1 million and $12.9 million as of December 31, 2023 and December 31, 2022, respectively. At December 31, 2023 we had U.S. federal and state net operating loss carryforwards of $31.0 million and $140.0 million, respectively. $30.7 million of our federal net operating losses carryforward indefinitely while a portion of our federal and state net operating loss carryforwards will begin to expire in 2029. We had interest expense limitation carryforwards of $2.0 million that will carryforward indefinitely. We also had federal and state R&D credits of $4.6 million and $0.4 million, respectively. The federal credits will begin to expire in 2037 and our state credits carryforward indefinitely. We had foreign tax credits of $1.1 million that will begin to expire in 2032. Foreign net operating losses are $46.8 million, the majority of which can be carried forward indefinitely.
At December 31, 2023, our foreign subsidiaries had net deferred tax assets primarily relating to Intangibles of $8.5 million and net operating losses of $8.0 million, the majority of which can be carried forward indefinitely. At December 31, 2022, our foreign subsidiaries had net deferred tax assets primarily relating to Intangibles of $10.3 million and net operating losses of $9.0 million, the majority of which can be carried forward indefinitely.
The realization of deferred tax assets is contingent upon the generation of future taxable income and other restrictions that may exist under the tax laws of the jurisdiction in which a deferred tax asset exists. We assess the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit the use of existing deferred tax assets. Management's evaluation begins with a jurisdictional review of cumulative gains or losses incurred over recent years. A significant piece of objective negative evidence exists when a jurisdiction has incurred cumulative losses over recent years. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth. Based on the positive and negative evidence for recoverability, we establish a valuation allowance against the net deferred tax assets of a taxing jurisdiction in which we operate unless it is “more likely than not” that we will recover such assets through the above means. We have valuation allowances of $46.5 million and $37.3 million for the years December 31, 2023 and 2022, respectively. The net change in the total valuation allowance for each of the years ended December 31, 2023, 2022 and 2021 was a $9.2 million increase, $2.1 million increase and $26.5 million increase, respectively. The increase in the valuation allowance for the year ended December 31, 2023 primarily relates to the recording of valuation allowances against our net U.S. and Singapore deferred tax assets.

On December 22, 2017, the United States enacted the U.S. Tax Cuts and Jobs Act, resulting in significant modifications to existing law, which included a transition tax on the mandatory deemed repatriation of foreign earnings. As a result of the U.S. Tax Cuts and Jobs Act, the Company can repatriate foreign earnings and profits to the U.S. with minimal U.S. income tax consequences, other than the transition tax and GILTI tax. The Company reinvested a large portion of its undistributed foreign earnings and profits in acquisitions and other investments and intends to bring back a portion of foreign cash in certain jurisdictions where the Company will not be subject to local withholding taxes and which were subject already to transition tax and GILTI tax.
Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of a global business, there are many transactions for which the ultimate tax outcome is uncertain. We review our tax contingencies on a regular basis and make appropriate accruals as necessary.
During 2022, the United States enacted the Inflation Reduction Act of 2022 and the CHIPS and Science Act of 2022. We have performed an analysis of the applicable tax law changes and have determined any change was immaterial.
As of December 31, 2023, 2022 and 2021, our unrecognized tax benefits totaled $2.5 million, $2.4 million and $1.7 million, respectively, which are included in Income taxes payable and offsetting an associated deferred tax asset.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years ended December 31,
	2023	2022	2021
Balance at January 1	$2,428	$1,664	$1,873
Additions based on tax positions related to the current year	723	1,924	53
Reductions for tax provisions of prior years	(177)	—	—
Lapse of statute of limitations	(451)	(1,160)	(262)
Balance at December 31	$2,523	$2,428	$1,664
We file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The table below summarizes the open tax years and ongoing tax examinations in major jurisdictions as of December 31, 2023.

Jurisdiction	Open Years	Examination in Process
United States - Federal Income Tax	2020-2023	N/A
United States - various states	2019-2023	N/A
Germany	2013-2023	N/A
Switzerland	2021-2023	N/A
Singapore	2019-2023	N/A
India	2018-2023	2018-2022
We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $2.5 million. We do not currently anticipate that the total amount of unrecognized tax benefits will result in material changes to our financial position. We are subject to income taxes at the federal, state and foreign country level. Our tax returns are subject to examination at the U.S. state level and are subject to a three to four year statute of limitations, depending on the state.

12.	COMMITMENTS AND CONTINGENCIES
Purchase Commitments — We enter into purchase commitments for products and services in the ordinary course of business. These purchases generally cover production requirements for 60 to 120 days as well as materials necessary to service customer units through the product lifecycle and for warranty commitments. As of December 31, 2023, we had approximately $30.4 million in purchase commitments that are expected to be delivered within the next 12 months. The Company’s long-term purchase commitments were immaterial as a result of the ongoing transition towards direct sourcing with Sanmina.

Legal Proceedings — We are involved in disputes, claims and other legal actions arising in the normal course of our business. Although it is not possible to predict the outcome of these matters, we believe that the results of these proceedings will not have a material adverse effect on our business, financial condition or results of operations. However, any litigation, regardless of its outcome, may be costly and may require significant time and attention of our management and technical personnel.

13.	STOCK COMPENSATION PLAN
We have one compensation plan that provides for the granting of stock options and other share-based awards to key employees and non-employee members of the Board of Directors. The 2022 Equity Incentive Plan (“2022 Plan”) provides for granting options, restricted stock, restricted stock units, dividend equivalent rights or stock appreciation rights to employees and non-employee directors.
We were authorized to grant awards for up to 750,000 shares of common stock under the 2022 Plan, as well as any shares underlying awards outstanding under our 2014 Stock Incentive Plan (the “2014 Plan”) that thereafter terminate or expire unexercised or are canceled, forfeited or lapse for any reason as of the effective date of the 2022 Plan. The 2022 Plan is the successor to and continuation of the 2014 Plan, no additional awards may be granted under the 2014 Plan. All outstanding awards previously granted under the 2014 Plan will remain subject to its previous terms. At the 2023 annual shareholders' meeting, the holders of the Company’s common stock approved an amendment to the Company’s 2022 Equity Incentive Plan to increase the number of shares reserved for issuance by 1,250,000.
There were 10,501 options outstanding at December 31, 2023 under the 2014 Plan at exercise prices between $34.55 and $61.30. The options outstanding under the 2014 Plan have a 7-year term and generally vest over a 3-year period. There were no options outstanding at December 31, 2023 under the 2022 Plan.
Upon election to the Board, each non-employee director receives an initial equity grant of shares of restricted common stock with a value equal to $100,000, calculated using the closing share price on the date of the non-employee director’s election to the Board. The initial restricted stock grant vests on the third anniversary of the grant date, subject to the non-employee director’s continued membership on the Board. Annually, the non-employee directors are granted restricted shares equal to $175,000 on the first business day following the annual meeting of shareholders, calculated using the closing price of our common stock on that day. The shares of restricted stock granted annually to our non-employee directors and our independent Chairman of the Board vest on the day prior to the following year’s annual meeting date, subject to a non-employee director’s continued membership on the Board. We record compensation cost associated with our restricted stock grants on a straight-line basis over the vesting term. Our non-employee directors also may elect to have their annual cash retainers and annual equity retainers paid in the form of deferred stock units pursuant to the 2022 Plan and the 2018 Non-Employee Director Deferred Compensation Plan. Each deferred stock unit represents the right to receive one share of our common stock upon the non-employee director's separation of service from the Company. We record compensation cost associated with our deferred stock units over the period of service.
Annually, upon approval by our Compensation Committee, we grant stock-based awards, which historically have been in the form of restricted stock units, to certain employees. We also have historically granted restricted stock units to certain new employees throughout the year. The fair value of these stock-based awards is determined by using (a) the current market price of our common stock on the grant date in the case of restricted stock units without a market condition, (b) the Monte Carlo Simulation valuation model in the case of market-based restricted stock units with a market condition.
For the stock-based awards granted in 2023, 2022 and 2021, the time-based restricted stock units vest in three equal annual installments beginning one year after the grant date. The performance-based restricted stock unit awards with the market condition vest at the end of the 3-year performance period if the applicable market-based measure is achieved. Stock-based compensation expense of performance-based restricted stock unit awards with the market condition will be recognized over the requisite service period, taking into account the probability that we will satisfy the performance measure. The market-based restricted stock units granted in 2023, 2022 and 2021 will be earned and will vest based upon our total shareholder return (“TSR”) relative to the TSR attained by companies within our defined benchmark group, the Russell 2000 Growth Index. Due to the TSR presence in these market-based restricted stock units, the fair value of these awards was determined using the Monte Carlo Simulation valuation model. We expense these market condition awards over the three-year vesting period regardless of the value the award recipients ultimately receive.

The Monte Carlo Simulation valuation model incorporates assumptions as to stock price volatility, the expected life of options or awards, a risk-free interest rate and dividend yield. The weighted-average grant-date fair value of the market-based restricted stock units that were granted during 2023, 2022 and 2021 valued using the Monte Carlo Simulation valuation model was $23.89, $68.62 and $145.67, respectively. For market-based restricted stock units granted during 2023, 2022 and 2021 valued using the Monte Carlo Simulation valuation model, we used the following assumptions:

	Year ended December 31
	2023	2022	2021
Risk-free interest rate	4.5%	2.0%	0.2%
Expected dividend yield	—%	—%	—%
Term	2.97 years	3 years	3 years
Expected volatility	56.3%	42.5%	45.0%
Historical information was the primary basis for the selection of the expected dividend yield and expected volatility. The risk-free interest rate was based on the yields of U.S. zero coupon issues and U.S. Treasury issues, with a term equal to the term of the award being valued.
A summary of stock option activity and weighted average exercise prices follows:

	Options	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value as of December 31, 2023
Outstanding at January 1, 2023	22,667	$52.39
Granted	—	—
Forfeited	—	—
Exercised	—	—
Expired	(12,166)	53.08
Outstanding at December 31, 2023	10,501	$51.58	0.85	$—
Options exercisable at December 31, 2023	10,501	$23.16	0.03	$423,093
As no stock options were exercised during the year ended December 31, 2023 and 2022, the aggregate intrinsic value of stock options exercised was zero. The aggregate intrinsic value of stock options exercised during the year ended December 31, 2021 was $3.0 million. No stock options vested during the year ended December 31, 2023 and 2022. The total fair value of stock options vested during the years ended December 31, 2021 was $0.2 million.
The following table summarizes the restricted stock and restricted stock unit activity and weighted-average grant date fair values for the year ended December 31, 2023:

	Shares	Weighted-Average Grant Date Fair Value
Non-vested at January 1, 2023	577,935	$61.86
Granted	1,235,972	24.26
Forfeited	(160,676)	53.48
Vested	(195,813)	53.13
Non-vested at December 31, 2023	1,457,418	$32.06
We recorded total stock-based compensation expense associated with our stock incentive plans of $17.8 million, $13.3 million and $11.5 million in 2023, 2022 and 2021, respectively.
As of December 31, 2023, there was $27.3 million in total unrecognized stock-based compensation expense related to non-vested stock-based compensation arrangements. The expense is expected to be recognized over a weighted-average period of 1.87 years.

The following table summarizes total stock-based compensation expense for each of the line items on our consolidated statement of operations:

	Years ended December 31,
	2023	2022	2021
Cost of Sales
Product	$1,150	$889	$566
Service	185	161	69
Total cost of sales	1,335	1,050	635
Operating Expenses
Selling, general and administrative	14,198	9,656	8,985
Research and development	2,300	2,611	1,836
Total operating expenses	16,498	12,267	10,821
Total stock-based compensation	$17,833	$13,317	$11,456

14.	LOSS PER SHARE
Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share is computed by also considering the impact of potential common stock on both net income and the weighted average number of shares outstanding. Our potential common stock consists of employee stock options, restricted stock units and market-based awards. Our potential common stock is excluded from the basic earnings per share calculation and is included in the diluted earnings per share calculation when doing so would not be anti-dilutive. Market-based awards are included in the computation of (diluted earnings per share only to the extent that the underlying conditions (and any applicable market condition) (i) are satisfied as of the end of the reporting period or (ii) would be considered satisfied if the end of the reporting period were the end of the related contingency period and the result would be dilutive under the treasury stock method. When we report a net loss for the period presented, the diluted loss per share calculation does not include our potential common stock, as the inclusion of these shares in the calculation would have an anti-dilutive effect. A reconciliation of the number of common shares used in the calculation of basic and diluted earnings per share is presented below:

	Years Ended December 31,
	2023	2022	2021
Numerator:
Net loss	$(56,577)	$(26,756)	$(39,964)
Denominator:
Weighted average shares - Basic	18,917,778	18,318,191	18,187,946
Weighted average shares - Diluted	18,917,778	18,318,191	18,187,946
Net loss per share - Basic	$(2.99)	$(1.46)	$(2.20)
Net loss per share - Diluted	$(2.99)	$(1.46)	$(2.20)
Securities excluded from the determination of weighted average shares for the calculation of diluted earnings per share, as they were potentially antidilutive	1,467,919	600,602	395,387

15.	EMPLOYEE RETIREMENT BENEFIT PLAN
We maintain a 401(k) defined contribution retirement plan for our eligible U.S. employees. Costs charged to operations in connection with the 401(k) plan during 2023, 2022 and 2021 aggregated to $1.9 million, $1.9 million, and $1.8 million, respectively.

16.	GEOGRAPHIC INFORMATION
Our executive leadership team is comprised of functional leaders in areas such as sales, marketing, operations, research and development and general and administrative, and resources. Our CEO, who is also our Chief Operating Decision Maker (“CODM”) allocates resources to each function and evaluates performance at a consolidated unit level. We do not have separate business units or segment managers or vertical leaders who report to the CODM with respect to operations, operating results or planning for levels or components below the total Company level. We report as one reporting segment that develops, manufactures, markets, supports and sells CAD-based quality assurance products integrated with CAD-based inspection and statistical process control software and 3D documentation systems. Our reporting segment sells into a variety of end markets, including automotive, aerospace, metal and machine fabrication, architecture, engineering, construction and public safety. These activities represent more than 99% of consolidated sales.
Total sales to external customers is based upon the geographic location of the customer.

	For the Years Ended December 31,
	2023	2022	2021
Total sales to external customers
United States and Canada	$148,642	$137,190	$127,661
Americas-Other	18,627	17,233	12,973
Germany	47,954	41,485	48,772
EMEA-Other	60,344	56,688	55,577
Japan	21,099	21,661	25,997
China	34,423	43,108	40,808
Asia-Other	27,742	28,400	26,026
	$358,831	$345,765	$337,814
Long-lived assets consist primarily of property, plant, and equipment, goodwill, and intangible assets, and are attributed to the geographic area in which they are located or originated, as applicable.

	As of December 31,
	2023	2022	2021
Long-Lived Assets
United States	$92,861	$89,424	$82,845
Americas-Other	8,820	8,800	9,794
Germany	21,561	22,055	24,415
EMEA-Other	54,091	53,656	10,063
Japan	350	617	1,039
Asia-Other	923	1,301	1,750
	$178,606	$175,853	$129,906
17. LEASES
We have operating and finance leases for manufacturing facilities, corporate offices, research and development facilities, sales and training facilities, vehicles, and certain equipment under which we assume the role of lessee. We do not materially lease assets as a lessor. Our leases have remaining lease terms of less than one year to approximately eight years, some of which include options to extend the leases for up to fifteen years, and some of which include options to terminate the leases within three months. We do not participate in any material subleasing.
We determine if an arrangement is a lease at inception. Operating leases are included in Operating lease right-of-use (“ROU”) asset, Lease liability, and Lease liability - less current portion in our consolidated balance sheets. Finance leases are included in Property and equipment, net, Lease liability, and Lease liability - less current portion in our consolidated balance sheets.
ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized on the commencement date of the lease based on the present value of lease payments over the lease term. Variable lease payments that depend on an index or rate include the variable portion when calculating ROU assets and lease liabilities. Variable lease payments that do not depend on an index or rate are expensed as incurred. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available on the commencement date of the lease to determine the present value of lease payments. We use the implicit rate when readily determinable. The operating lease ROU assets also include any lease payments made and lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option at the time the lease is commenced. Lease expense for lease payments is recognized on a straight-line basis over the lease term.
While we have lease agreements with lease and non-lease components, we account for the lease and non-lease components as a single lease component.
The components of lease expense were as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Operating lease cost	$6,621	$7,212	$7,805
Finance lease cost:
Amortization of ROU assets	102	113	295
Interest on lease liabilities	16	18	20
Total finance lease cost	$118	$131	$315
We recognize lease payments made for short-term leases where terms are 12 months or less as the payments are incurred. Our short-term lease cost for the year ended December 31, 2023, 2022 and 2021 was $0.1 million.
Supplemental balance sheet information related to leases was as follows:

	As of December 31, 2023	As of December 31, 2022
Operating leases:
Operating lease right-of-use asset	$12,231	$18,989
Current operating lease liability	5,434	5,535
Operating lease liability - less current portion	10,837	14,532
Total operating lease liability	16,271	20,067

Finance leases:
Property and equipment, at cost	1,722	1,523
Accumulated depreciation	(1,547)	(1,387)
Property and equipment, net	175	136
Current finance lease liability	108	174
Finance lease liability - less current portion	112	117
Total finance lease liability	$220	$291

Weighted Average Remaining Lease Term (in years):
Operating leases	4.57	4.97
Finance leases	2.40	2.24

Weighted Average Discount Rate:
Operating leases	5.71%	5.67%
Finance leases	5.02%	5.31%
Supplemental cash flow information related to leases was as follows:

	Year Ended
	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$7,288	$7,513	$7,860
Operating cash flows from finance leases	16	18	20
Financing cash flows from finance leases	216	220	296
ROU assets obtained in exchange for lease obligations:
Operating leases	$1,298	$1,792	$1,210

Maturities of lease liabilities are as follows:

Years Ending December 31,	Operating leases	Finance leases
2024	$6,168	$115
2025	3,862	64
2026	2,524	39
2027	1,675	13
2028	1,524	2
Thereafter	2,822	—
Total lease payments	18,575	233
Less imputed interest	(2,304)	(13)
Total	$16,271	$220
18. BUSINESS COMBINATIONS
On September 1, 2022, we completed the acquisition of UK-based GeoSLAM, a leading provider of mobile scanning solutions with proprietary high-productivity simultaneous localization and mapping (“SLAM”) software. We believe this acquisition enables the Company to provide mobile scanning solutions using SLAM software to create 3D models for use in Digital Twin applications. We believe these newly acquired capture technologies integrate into our 4D digital reality-based SaaS offering that will allow customers to access multiple 4D data sources for visualization and analysis through a single user experience. We acquired all voting equity interests of GeoSLAM held by the previous owners. The results of GeoSLAM’s operations as of and after the date of acquisition have been included in our consolidated financial statements. The total purchase price included $29.1 million of cash paid, net of cash acquired and a non-cash payment of 495,562 shares of FARO stock valued at $15.9 million that is subject to customary lock-up provisions for a total purchase price of $44.9 million.
The acquisition of GeoSLAM constitutes a business combination as defined by ASC Topic 805, Business Combinations. Accordingly, the assets acquired and liabilities assumed were recorded at their fair values on the date of acquisition. The purchase price allocations below represent our determination of the fair value of the assets acquired and liabilities assumed for the acquisitions.
Following is a summary of our allocations of the purchase price to the fair values of the assets acquired and liabilities assumed as of the date of the acquisition:

Fair Value
Tangible assets acquired:
Accounts receivable	$2,452
Inventory	6,576
Property, plant and equipment, net	270
Other assets	505
Total assets acquired	9,803

Liabilities assumed:
Accounts payable and accrued liabilities	(2,187)
Deferred revenue	(1,282)
Other current liabilities	(289)
Total liabilities assumed	(3,758)

Intangible assets	18,610
Net assets acquired	24,655

Deferred income tax liability	4,472
Goodwill	24,763
Purchase price paid, net of cash acquired	$44,946

The goodwill arising from the acquisition consists largely of the expected synergies from combining operations as well as the value of the workforce. This goodwill is not tax deductible. Acquisition and integration costs are not included as components of consideration transferred, but are recorded as expense in the period in which such costs are incurred. As of December 31, 2022, we have incurred $2.1 million of acquisition or integration costs for the GeoSLAM acquisition. Accounts receivable acquired represent a gross contractual amount of $2.6 million of which we expect to collect $2.5 million. We believe that the fair value of these receivables approximates the net book value given their short term nature. Pro forma financial results for GeoSLAM have not been presented because the effects of these transactions, individually and in the aggregate, were not material to our consolidated financial results.
Following are the details of the purchase price allocated to the intangible assets acquired for the GeoSLAM acquisition:

	Amount	Weighted Average Life (Years)
Brand	$466	3
Technology	3,828	5
Customer relationships	14,316	15
Fair value of intangible assets acquired	$18,610	13
On December 1, 2022, we completed the acquisition of SiteScape, an innovator in LiDAR 3D scanning software solutions for the AEC and O&M markets. SiteScape enables LiDAR equipped mobile devices to easily capture indoor spaces digitally, providing a readily available entry-point to scanning physical spaces for a broad range of applications. We believe integrating SiteScape’s iOS-enabled low-resolution LiDAR capture capability into the FARO Sphere Platform will allow streamlining multiple capture methods into a single centralized environment on a single coordinate system. We believe this enables FARO’s construction and facilities customers to access a portfolio which now contains low-resolution Lidar, 360" photo, video, mobile mapping and terrestrial laser scanning. The total purchase price included $1.9 million of cash paid, net of cash acquired. The results of SiteScape’s operations as of and after the date of acquisition have been included in our consolidated financial statements.
The acquisition of SiteScape constitutes a business combination as defined by ASC Topic 805, Business Combinations. Accordingly, the assets acquired and liabilities assumed were recorded at their fair values on the date of acquisition. The purchase price allocations below represent our determination of the fair value of the assets acquired and liabilities assumed for the acquisitions.
Following is a summary of our allocations of the purchase price to the fair values of the assets acquired and liabilities assumed as of the date of the acquisition:

Fair Value
Intangible assets	$807
Goodwill	1,109
Purchase price paid, net of cash acquired	$1,916
The goodwill arising from the acquisition consists largely of the expected synergies from combining operations as well as the value of the workforce. This goodwill is not tax deductible. Acquisition and integration costs are not included as components of consideration transferred, but are recorded as expense in the period in which such costs are incurred. As of December 31, 2022, we have incurred $0.2 million of acquisition or integration costs for the SiteScape acquisition. Pro forma financial results for SiteScape have not been presented because the effects of these transactions, individually and in the aggregate, were not material to our consolidated financial results.
Following are the details of the purchase price allocated to the intangible assets acquired for the SiteScape acquisition:

	Amount	Weighted Average Life (Years)
Technology	$807	3
Fair value of intangible assets acquired	$807	3

19.	RESTRUCTURING
On February 14, 2020, our Board of Directors approved a global restructuring plan (the “Restructuring Plan”) to improve operating performance and help ensure that we are appropriately structured and resourced to deliver sustainable value to our shareholders and customers. Key activities under the Restructuring Plan have targeted and achieved approximately $40 million in annualized savings. We believe we have successfully redefined our go-to-market strategy to place an increased focus on our customers and to help enable our sales employees, supported by our talented pool of field application engineers, to sell all product lines globally.
In conjunction with the Restructuring Plan, on July 15, 2021, we entered into a manufacturing services agreement (the “Agreement”) with Sanmina Corporation (“Sanmina”), in connection with the Restructuring Plan. Under the Agreement, Sanmina provides manufacturing services for the Company’s measurement device products previously manufactured by the Company at the Company’s Lake Mary, Florida, Exton, Pennsylvania, Stuttgart, Germany and Portugal manufacturing sites. This phased transition to a Sanmina production facility was completed at the beginning of the third quarter of 2022 as part of our cost reduction initiative. As a result of an evaluation on the usage of our manufacturing spaces, we decided to abandon 17,000 square feet of unused space at our Exton, Pennsylvania facility in the third quarter of 2022. Since the approval of the Restructuring Plan, we paid $24.8 million, primarily consisting of severance and related benefits. All actions under this plan were completed as of March 31, 2023, and the remaining amounts payable of $0.5 million were rolled forward to the Integration Plan discussed below.
In connection with the Restructuring Plan, we recorded a total pre-tax charge of approximately $4.6 million for the year ended December 31, 2022, which include expenses to be paid in cash of $3.0 million, primarily consisting of severance and related benefits, professional fees and other related charges and a non-cash expense of $1.6 million, consisting of the impairment of assets. We paid $6.4 million for the year ended December 31, 2022, primarily consisting of severance and related benefits.
On February 7, 2023, our Board of Directors approved an integration plan (the “Integration Plan”), which is intended to streamline and simplify operations, particularly around our recent acquisitions and the resulting redundant operations and offerings. The Integration Plan was amended on May 3, 2023, and the Board approved increases to both the expected pre-tax charges and the annualized cost savings. Key activities under the Integration Plan include a planned decrease in headcount, consolidation of our cloud-based offerings from 3 platforms (2 acquired, 1 organic) into a single customer offering, and the optimization of our facility assets to align with current and expected future utilization. We expected to incur total pre-tax charges in the range of $22 million to $28 million, at the inception of the Integration Plan, predominantly through the first half of 2024, with a targeted annualized savings of approximately $20 million to $30 million. As of December 31, 2023, in relation with the Integration Plan, we have incurred total restructuring charges of $26.1 million, and have made cash payments of $8.7 million, primarily consisting of severance and related benefits, inventory impairment charges and right-of-use asset impairment charges.
In 2023, we completed an evaluation of our leased facilities located in Lake Mary, Florida, Stuttgart and Dresden, Germany, Portugal and Singapore and determined that we will abandon portions of these facilities. Consequently, we recorded right-of-use asset and leasehold improvement impairment charges of $4.0 million, which was included in restructuring costs on the condensed consolidated statements of operations. We expect to make cash payments for the remaining duration of the contractual lease period approximating the right-of-use asset write-off value. In 2023, we recorded $1.4 million in asset impairment charges to fully expense the net book value of certain software assets. As a part of the Integration Plan, we also evaluated our product portfolio and decided to discontinue certain legacy products. This led to inventory and related purchase commitments impairment charges of $9.3 million, which were included in the cost of sales on the condensed consolidated statements of operations.

Activity related to the accrued restructuring and integration charge and cash payments during the year ended December 31, 2023, 2022 and 2021 was as follows:

	Severance and other benefits	Professional fees and other related charges	Total
Balance at December 31, 2022	$318	$210	$528
Additions charged to expense	9,448	303	9,751
Cash payments	(8,277)	(393)	(8,670)
Balance at December 31, 2023	$1,489	$120	$1,609

Balance at December 31, 2021	$3,442	$477	$3,919
Additions charged to expense	1,643	1,330	2,973
Cash payments	(4,767)	(1,597)	(6,364)
Balance at December 31, 2022	$318	$210	$528

Balance at December, 2020	$1,481	$866	$2,347
Additions charged to expense	5,197	2,171	7,368
Cash payments	(3,236)	(2,560)	(5,796)
Balance at December 31, 2021	$3,442	$477	$3,919
Substantially all of our planned activities under the Restructuring Plan and Integration Plan are complete and as part of our final steps, we expect to potentially incur remaining pre-tax charges in the range of $0.5 million to $1.0 million through the first half of fiscal year 2024.
20. DEBT
On January 24, 2023, the Company issued $75 million aggregate principal amount of 5.50% Convertible Senior Notes due 2028 (the “Notes”). The Notes are general senior unsecured obligations of the Company and will mature on February 1, 2028, unless earlier redeemed, repurchased or converted. The Notes will bear interest from January 24, 2023, at a rate of 5.50% per annum payable semiannually in arrears on February 1 and August 1 of each year, beginning August 1, 2023. The annual effective interest rate of the Notes is 6.27% when including discounts and offering expenses incurred by the Company.
The Notes will be convertible at the option of the holders of the Notes at any time prior to November 1, 2027 only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on March 31, 2023 (and only during such fiscal quarter), if the last reported sale price of the Company’s common stock, par value $0.001 per share (hereinafter referred to as “common stock”), for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on and including, the last trading day of the immediately preceding calendar quarter exceeds 130% of the conversion price on each applicable trading day; (2) during the five-business day period after any ten consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of the Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Company’s common stock and the conversion rate for the Notes on each such trading day; (3) upon the occurrence of certain corporate events or distributions on the Company’s common stock; (4) if the Company calls such Notes for redemption; or (5) upon the occurrence of specified corporate events. On or after November 1, 2027, holders may convert all or any portion of their Notes at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date regardless of the foregoing conditions. Upon conversion, the Company will satisfy its conversion obligation by paying or delivering, as the case may be, cash, shares of common stock or a combination of cash and shares of common stock, at the Company’s election. The conversion rate for the Notes will initially be 23.6072 shares of the common stock per $1,000 principal amount of the Notes, which is equivalent to an initial conversion price of approximately $42.36 per share of the common stock. The initial conversion price of the Notes represents a premium of approximately 20% to the $35.30 per share last reported sale price of the common stock on January 19, 2023. The conversion rate is subject to adjustment under certain circumstances in accordance with the terms of the Indenture. During the year ended December 31, 2023, the conditions allowing holders of the 2025 Notes to convert have not been met. The Notes are therefore not convertible as of December 31, 2023 and are classified in long term liabilities in the consolidated balance sheets.

The Company may not redeem the Notes prior to February 5, 2026. The Company may redeem for cash all or any portion of the Notes, at its option, on or after February 5, 2026 and on or before the 50th scheduled trading day immediately before the maturity date, if the last reported sale price of the common stock exceeds 130% of the conversion price on (i) each of at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on and including the last trading day immediately before the date on which the Company provides notice of redemption and (ii) the trading day immediately before the date the Company provides such notice. The redemption price will be equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the Notes, which means that the Company is not required to redeem or retire the Notes periodically.
Upon the occurrence of a fundamental change (as defined in the indenture governing the Notes) prior to the maturity date, subject to certain conditions, holders of the Notes may require the Company to repurchase all or a portion of the Notes for cash at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.
The proceeds from the issuance of the Notes are presented under the long term liabilities of our consolidated balance sheets. The net proceeds from the issuance of the Notes were approximately $72.3 million, after deducting underwriting discounts of $2.3 million and other offering expenses of $0.4 million. As of December 31, 2023, the outstanding principal balance of the Notes was $75 million. The Company is in compliance with all covenants under the indenture governing the Notes as of December 31, 2023.
The net carrying amount of the Notes was as follows:

Year Ended
December 31, 2023
Principal	$75,000
Unamortized discount and issuance costs	(2,240)
Net carrying amount	$72,760
The following table sets forth the interest expense recognized related to the Notes:

Year Ended
December 31, 2023
Contractual interest expense	$4,315
Amortization of discount and issuance costs	433
Total interest expense related to the Notes	$4,748

ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
None.

ITEM 9A.	CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
We conducted an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are designed to provide reasonable assurance that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures also include, without limitation, controls and procedures that are designed to provide reasonable assurance that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.
The evaluation of our disclosure controls and procedures included a review of the control objectives and design, our implementation of the controls and the effect of the controls on the information generated for use in this Annual Report. In connection with this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures, as defined by Rule 13a-15(e) under the Exchange Act, were not effective as of December 31, 2023 as a result of a material weakness in our internal control over financial reporting as described below.
Changes in Internal Control over Financial Reporting
Except for the material weakness discussed below, there have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). Internal control over financial reporting is the process designed under the Chief Executive Officer’s and the Chief Financial Officer’s supervision, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States.
There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, an effective control system, no matter how well designed and operated, can provide only reasonable assurance of achieving the designed control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.
Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, as required by Exchange Act Rule 13a-15(c). In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 Internal Control - Integrated Framework. Based on this assessment, we identified a material weakness in internal control related to ineffective information technology general controls (ITGCs) in the area of user access over certain IT systems that support the Company’s financial reporting process. A material weakness, as defined by the SEC rules, is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness noted by management specifically related to our design and maintenance of effective user access controls that consistently and adequately detect and monitor the use of user accounts with elevated access to ensure that those accounts were being used by appropriate personnel and only authorized activities were performed. Additionally, deficiencies across multiple systems were identified related to the provisioning of access, deprovisioning of access, and the monitoring and restriction of access with identified segregation of duties conflicts. We believe that these control deficiencies were a result of: IT control processes lacking sufficient documentation such that the successful operation of ITGCs was overly dependent upon knowledge of certain individuals with IT expertise, which led to issues resulting from changes in IT personnel; insufficient knowledge and training of IT personnel on the importance of ITGCs; and risk-assessment processes inadequate to identify and assess the implementation of new IT systems and assess changes in IT environments that could impact internal control over financial reporting. Although this control deficiency did not result in any identified material misstatements to our previously filed financial statements, the aforementioned material weakness could result in a material misstatement to the Company’s financial statements that would not be prevented or detected on a timely basis. Based on this material weakness, management concluded that the Company’s internal control over financial reporting was not effective at December 31, 2023.
Grant Thornton LLP, the independent registered public accounting firm that audited our consolidated financial statements and internal control over financial reporting, has issued an attestation report with an adverse opinion on our internal control over financial reporting as of December 31, 2023. Following identification of the material weakness and prior to filing this Annual Report on Form 10-K, we completed substantive procedures for the year ended December 31, 2023. Based on these procedures, management believes that our consolidated financial statements included in this Form 10-K have been prepared in accordance with U.S. GAAP. Our Chief Executive Officer and Chief Financial Officer have certified that, based on their knowledge, the financial statements, and other financial information included in this Form 10-K, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Form 10-K. Grant Thornton LLP has issued an unqualified opinion on our financial statements, which is included in Item 8 of this Form 10-K.
Remediation
Management has been implementing and continues to implement measures designed to ensure that control deficiencies contributing to the material weakness are remediated, such that these controls are designed, implemented, and operating effectively. The remediation actions include: (i) hiring new and reassigning existing information technology leadership with public company experience to enhance public company information technology services and solutions; (ii) formalized certain roles and review responsibilities within key financial applications, including ensuring appropriate segregation of duties; (iii) revised user access controls to ensure appropriate segregation of duties and adequately restrict user and privileged access to financial information technology applications to appropriate Company personnel; (iv) designed information technology operation controls to ensure critical jobs are monitored and privileges are appropriately granted; (v) implemented more robust logging and monitoring procedures to track user activities and system changes, designed to allow for better visibility into user access and detect any unauthorized or suspicious activities; (vi) established procedures for ongoing monitoring and improvement of access controls and system accountability to assess the effectiveness of controls more frequently, identify any gaps or weaknesses, and take corrective actions as needed to strengthen the overall security posture in a timely manner; and (vii) enhanced our regular training and awareness programs to employees on the importance of maintaining strong access controls aimed at mitigating the risk of insider threats and unauthorized access.
We believe that these actions will remediate the material weakness. The weakness will not be considered remediated, however, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. We expect that the remediation of this material weakness will be completed prior to the end of fiscal 2024.
FARO Technologies, Inc.
Lake Mary, Florida
February 27, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
FARO Technologies, Inc.
Opinion on internal control over financial reporting
We have audited the internal control over financial reporting of FARO Technologies, Inc. (a Florida corporation) and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, because of the effect of the material weakness described in the following paragraphs on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.
A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment.
The Company did not design and maintain effective user access controls that consistently and adequately detect and monitor the use of user accounts with elevated access to ensure that those accounts were being used by appropriate personnel and only authorized activities were performed. Additionally, deficiencies across multiple systems were identified related to the provisioning of access, deprovisioning of access, and the monitoring and restriction of access with identified segregation of duties conflicts. Controls over information technology (“IT”) processes lacked sufficient documentation such that the successful operation of Information Technology General Controls (“ITGC”s”) was overly dependent upon knowledge of certain individuals with IT expertise, which led to issues resulting from changes in IT personnel Furthermore, risk-assessment processes were inadequate to identify and assess the implementation of new IT systems and assess changes in IT environments that could impact internal control over financial reporting.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2023. The material weakness identified above was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report dated February 27, 2024 which expressed an unqualified opinion on those financial statements.
Basis for opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting (“Management’s Report”). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and limitations of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ GRANT THORNTON LLP
Jacksonville, Florida
February 27, 2024

ITEM 9B.	OTHER INFORMATION
(b) Securities Trading Plans of Directors and Executive Officers
During our last fiscal quarter, no director or officer, as defined in Rule 16a-1(f), adopted or terminated a “Rule 10b5-1 trading arrangement” or a “non-Rule 10b5-1 trading arrangement,” each as defined in Regulation S-K Item 408.

ITEM 9C.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION
None.

PART III

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE
The information required by this item is incorporated herein by reference from our definitive proxy statement relating to our 2024 Annual Meeting of Shareholders.

ITEM 11.	EXECUTIVE COMPENSATION
The information required by this item is incorporated herein by reference from our definitive proxy statement relating to our 2024 Annual Meeting of Shareholders.

ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS
The information required by this item is incorporated herein by reference from our definitive proxy statement relating to our 2024 Annual Meeting of Shareholders.

ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE
The information required by this item is incorporated herein by reference from our definitive proxy statement relating to our 2024 Annual Meeting of Shareholders.

ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information required by this item is incorporated herein by reference from our definitive proxy statement relating to our 2024 Annual Meeting of Shareholders.

PART IV

ITEM 15.	EXHIBITS AND, FINANCIAL STATEMENT SCHEDULES

(a)	(1) Financial Statements.
The following consolidated financial statements required by this item are included in Part II, Item 8 of this Annual Report under the caption “Financial Statements and Supplementary Data”:
Report of Independent Registered Public Accounting Firm (PCAOB ID Number 248)
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Comprehensive Loss
Consolidated Statements of Shareholders’ Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
(2) Financial Statement Schedules.
All financial statement schedules have been omitted as they are either not required or not applicable, or the required information is otherwise included in our consolidated financial statements or the notes thereto.
(b) Exhibits. The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this Annual Report.
EXHIBIT INDEX

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date	Provided Herewith
2.1**	Quota Purchase Agreement, by and among FARO FNH Netherlands Holdings B.V., Opto-Tech SRL, and the Other Parties Listed on the Signature Pages Hereto, dated as of July 13, 2018	8-K	2.1	July 19, 2018

3.1	Amended and Restated Articles of Incorporation of FARO Technologies, Inc.	S-1/A	3.1	September 10, 1997

3.2	Amended and Restated Bylaws of FARO Technologies, Inc.	8-K	3.1	May 30, 2023

4.1	Specimen of the Company’s Stock Certificate	S-1/A	4.1	September 10, 1997

4.2	Description of the Registrant’s Securities Registered under Section 12 of the Securities Exchange Act of 1934	10-K	4.2	February 16, 2022

4.3	Indenture, dated as of January 24, 2023, between FARO Technologies, Inc. and U.S. Bank Trust Company, National Association	8-K	4.1	January 24, 2023

4.4	Form of 5.50% Convertible Senior Notes due 2028 (Included as Exhibit A to the Indenture Filed as Exhibit 4.3 to this Form 10-K)	8-K	4.1, Exhibit A	January 24, 2023

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date	Provided Herewith
10.1*	FARO Technologies, Inc., 2009 Equity Incentive Plan (Filed as Appendix A to Registrant’s Definitive Proxy Statement)	Proxy Statement, Schedule 14A	Appendix A	April 15, 2009

10.2*	First Amendment to the FARO Technologies, Inc. 2009 Equity Incentive Plan	8-K	10.1	April 15, 2011

10.3*	FARO Technologies, Inc. 2014 Incentive Plan	8-K	10.1	June 3, 2014

10.4*	FARO Technologies, Inc. 2014 Incentive Plan (as amended May 11, 2018)	8-K	10.1	May 15, 2018

10.5*	FARO Technologies, Inc.2022 Equity Incentive Plan and forms of agreement thereunder	10-Q	4.2	August 3, 2022

10.6*	2022 Equity Incentive Plan, as amended	8-K	10.1	May 30, 2023

10.7*	Summary of Director Compensation Program (Effective July 1, 2021)	10-Q	10.2	October 27, 2021

10.8	Form of Intellectual Property and Confidentiality Agreement between the Company and new employees	10-K	10.8	February 29, 2016

10.9*	FARO Technologies 2009 Equity Incentive Plan, Incentive Stock Option Award Agreement	10-K	10.10	February 29, 2016

10.10*	FARO Technologies, Inc. 2014 Incentive Plan, Form of Performance-Based Nonqualified Stock Option Award Grant	10-K	10.12	February 29, 2016

10.11*	FARO Technologies, Inc. 2014 Incentive Plan, Form of Performance-Based Restricted Stock Unit Award Agreement	10-K	10.13	February 29, 2016

10.12*	FARO Technologies, Inc. 2014 Incentive Plan, Restricted Stock Unit Award Agreement	10-Q	10.4	August 2, 2016

10.13*	FARO Technologies 2014 Incentive Plan, Form of Time-Based Nonqualified Stock Option Award Agreement	10-K	10.15	February 24, 2017

10.14*	FARO Technologies, Inc. 2014 Incentive Plan, Restricted Stock Award Agreement	10-K	10.14	February 21, 2018

10.15*	FARO Technologies, Inc. 2014 Incentive Plan, form of 2019 Restricted Stock Unit Award Agreement	10-Q	10.5	May 1, 2019

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date	Provided Herewith
10.16*	FARO Technologies, Inc. 2014 Incentive Plan, form of 2019 Restricted Stock Unit Award Agreement (Performance-Based)	10-Q	10.6	May 1, 2019

10.17*	Amendment to 2019 Performance-Based Restricted Stock Unit Award Agreement	10-K	10.15	February 19, 2020

10.18*	Offer of Employment Letter between FARO Technologies, Inc. and Allen Muhich, dated as of July 15, 2019	8-K	10.1	July 16, 2019

10.19*	FARO Technologies, Inc. Key Executive Change in Control and Severance Plan, dated as of October 25, 2022	10-Q	10.1	November 2, 2022

10.20*	2018 Non-Employee Director Deferred Compensation Plan, as amended	10-K	10.2	February 15, 2023

10.21*	Form of Deferred Stock Unit Award Agreement under the 2014 Incentive Plan and the 2018 Non-Employee Director Deferred Compensation Plan	10-K	10.25	February 21, 2019

10.22*	Form of Restricted Stock Unit Award Agreement under the 2014 Incentive Plan and the 2018 Non-Employee Director Deferred Compensation Plan	10-K	10.26	February 21, 2019

10.23	Office Flex Lease [Triple Net], 250 Technology Parkway, Lake Mary, FL, dated as of September 26, 2007, by and between FARO Technologies, Inc. and Sun Life Assurance Company of Canada	10-K	10.15	March 10, 2008

10.24	First Amendment to Lease Agreement, dated as of October 1, 2009, by and between FARO Technologies, Inc. and Sun Life Assurance Company of Canada	10-K	10.27	February 26, 2010

10.25	Second Amendment to Office Flex Lease between RCS - Tech Park, LLC and FARO Technologies, Inc., dated as of February 27, 2019	8-K	10.1	March 5, 2019

10.26	Amended and Restated Lease Agreement, dated as of October 1, 2009, by and between FARO Technologies, Inc. and Emma Investments, LLC	10-K	10.26	February 26, 2010

10.27	First Amendment to Amended and Restated Lease Agreement between Emma Investments, LLC and FARO Technologies, Inc., dated as of May 14, 2014	8-K	10.1	May 16, 2014

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date	Provided Herewith
10.28	Second Amendment to Amended and Restated Lease Agreement, dated as of January 29, 2019, by and between FARO Technologies, Inc. and Emma Investments, LLC	8-K	10.1	January 31, 2019

10.29	Agreement of Lease (Amendment and Restatement) between 290 National Road Limited Partnership and FARO Technologies, Inc., dated as of September 9, 2014	8-K	10.1	September 12, 2014

10.30	Assignment and Assumption of Lease, dated as of April 21, 2017, by and between FARO Technologies, Inc., Instrument Associates, LLC and Century Park, L.L.C.	10-K	10.27	February 21, 2018

10.31	Non-residential Tenancy Agreement, dated as of July 1, 2017, by and between Eredi Martinelli Marmi E Graniti S.p.A. and Opto-tech S.R.L.	10-K	10.35	February 21, 2019

10.32*	Form of Director Indemnification Agreement	8-K	10.1	October 28, 2020

10.33*	Form of Officer Indemnification Agreement	8-K	10.2	October 28, 2020

10.34	Settlement Agreement between General Services Administration and FARO Technologies, Inc. dated as of February 25, 2021	8-K	10.1	March 2, 2021

10.35	Manufacturing Services Agreement by and Between FARO Technologies, Inc. and Sanmina corporation dated as of July 15, 2021	10-Q	10.3	October 27, 2021

10.36*	Transition and Retirement Agreement, dated as of May 12, 2023, by and between Michael Burger and FARO Technologies, Inc.	8-K/A	10.1	May 18, 2023

10.37*	Offer Letter between FARO Technologies, Inc. and Peter J. Lau	8-K	10.1	June 29, 2023

10.38*	Promotion Letter between FARO Technologies, Inc. and Matthew Horwath	8-K	10.1	January 16, 2024

10.39*	Transition and Separation Agreement between FARO Technologies, Inc. and Allen Muhich	8-K	10.2	January 16, 2024

21.1	FARO Technologies, Inc. List of Subsidiaries				X

23.1	Consent of Grant Thornton LLP				X

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date	Provided Herewith
24.1	Power of Attorney relating to subsequent amendments (included on the signature page(s) of this report).				X

31-A	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X

31-B	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X

32-A	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X

32-B	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X

97.1	FARO Technologies, Inc. Compensation Recovery Policy				X

99.1	Properties				X

101	The following information from our Annual Report on Form 10-K for the year ended December 31, 2023, formatted in Inline XBRL: (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Comprehensive Loss; (iv) Consolidated Statements of Shareholders' Equity; (v) Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements; and (vii) the information included in Part II, Item 9B(b).				X

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.	X

101.SCH	Inline XBRL Taxonomy Extension Schema Document	X

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	X

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	X

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	X

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date	Provided Herewith
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				X

104	Cover Page Interactive Data File (Formatted in Inline XBRL and contained in Exhibit 101)				X

*	Indicates management contracts or compensatory plans or arrangements

**	Schedules and exhibits are omitted pursuant to Item 601(b)(2) of Regulation S-K. Registrant agrees to furnish supplementally a copy of any omitted schedules or exhibits to the Securities and Exchange Commission upon request.

ITEM 16.	FORM 10-K SUMMARY
None.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARO TECHNOLOGIES, INC.

Date:	February 27, 2024	By:	/s/ Matthew Horwath
Matthew Horwath, SVP & Chief Financial Officer
(Duly Authorized Officer)
Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints each of PETER LAU AND MATTHEW HORWATH as his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this report and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ Peter Lau	Director, President and Chief Executive Officer (Principal Executive Officer)	February 27, 2024
Peter Lau

/s/ Matthew Horwath	SVP & Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 27, 2024
Matthew Horwath

/s/ Yuval Wasserman	Executive Chairman	February 27, 2024
Yuval Wasserman

/s/ Lynn Brubaker	Director	February 27, 2024
Lynn Brubaker

/s/ John Donofrio	Director	February 27, 2024
John Donofrio

/s/ Jeroen van Rotterdam	Director	February 27, 2024
Jeroen van Rotterdam

/s/ Alex Davern	Lead Independent Director of the Board	February 27, 2024
Alex Davern

/s/ Moonhie Chin	Director	February 27, 2024
Moonhie Chin

/s/ Rajani Ramanathan	Director	February 27, 2024
Rajani Ramanathan

/s/ Jawad Ahsan	Director	February 27, 2024
Jawad Ahsan